

2024 Notice of Annual Meeting
and Proxy Statement





October 21, 2024

Dear Premier Stockholders:

I am pleased to invite you to attend the Premier, Inc. 2024 Annual Meeting of Stockholders (the "**Annual Meeting**"). The meeting will be held virtually via the Internet on Friday, December 6, 2024 at 10:00 a.m., Eastern Standard Time.

The Board of Directors has determined that holding a virtual annual meeting will best facilitate stockholder attendance and participation, which also allows you to vote your shares electronically and submit questions.

At the Annual Meeting, we will consider the items of business described in the Notice of 2024 Annual Meeting of Stockholders and in the proxy statement accompanying this letter. The proxy statement contains important information about the matters to be voted on and the process for voting, along with information about Premier and its management and directors.

Every stockholder's vote is important to us. Even if you plan to attend the virtual meeting, please promptly vote by submitting your proxy by phone, by Internet or by mail. The Frequently Asked Questions section of the proxy statement and the enclosed voting instructions or proxy card contain detailed instructions for submitting your vote or proxy. Our Annual Meeting can be accessed virtually via the Internet at www.virtualshareholdermeeting.com/PINC2024. To participate, you will need the 16-digit control number provided on your Notice of Internet Availability of Proxy Materials or proxy card.

On behalf of the directors, management and employees of Premier, thank you for your continued support of and ownership in our Company.

Sincerely,

Rich Statuto

Richard J. Statuto
Chair of the Board of Directors

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

DATE & TIME	ACCESS	RECORD DATE
Friday, December 6, 2024, 10:00 a.m. Eastern Standard Time. 	www.virtualshareholdermeeting.com/PINC2024 See the Frequently Asked Questions section of the accompanying proxy statement for details on how to attend. 	Holders of common stock at the close of business on our record date of October 9, 2024, are entitled to notice of and to vote at the Annual Meeting.

Our Board of Directors has determined that the Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. At the virtual Annual Meeting, stockholders will be able to attend, vote and submit questions from any location via the Internet.

At the Annual Meeting, stockholders will consider and vote on the following:

- **Item 1:** The election of two Class II Directors to the Board of Directors to serve until our 2027 annual meeting of stockholders;
- **Item 2:** The ratification of the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2025; and
- **Item 3:** The approval, on an advisory basis, of the compensation of our named executive officers for the fiscal year ended June 30, 2024, as disclosed in the accompanying proxy statement pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission.

In addition, stockholders will consider and vote upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Our Board of Directors recommends that you vote FOR the election of each of the nominees under Item 1 and FOR Items 2 and 3. Information about the matters to be considered at the Annual Meeting follows in the accompanying proxy statement.

Voting Your Shares:

Holders of Premier, Inc. Class A common stock, par value $0.01 per share (our "**common stock**"), at the close of business on our record date of October 9, 2024, are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.

Your vote is important. Holders of common stock should vote in one of these ways:		
 **INTERNET** Go to *www.proxyvote.com* and follow the instructions. You will need to enter the control number printed on your proxy card or voting instructions.	 **TELEPHONE** Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy card or voting instructions.	 **MAIL** Complete, sign, date and promptly return your proxy card or voting instruction form in the enclosed envelope.

In addition, holders of common stock may vote online at the virtual Annual Meeting.

For a period of at least 10 days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be open for examination by any stockholder for any purpose germane to the meeting during regular business hours at our corporate headquarters, located at 13034 Ballantyne Corporate Place, Charlotte, North Carolina. To access the list of stockholders during the Annual Meeting, please visit www.virtualshareholdermeeting.com/PINC2024 and enter the control number provided on your proxy card.

> Our Annual Meeting can be accessed virtually via the Internet at: www.virtualshareholdermeeting.com/PINC2024. To participate, you will need the 16-digit control number provided on your proxy card or Notice of Internet Availability of Proxy Materials. Instructions on how to access the virtual Annual Meeting are set forth in the accompanying proxy statement under "How can I virtually attend the Annual Meeting?"

**Important Notice Regarding the Availability of Proxy Materials
For the Annual Meeting of Stockholders to be Held on December 6, 2024**

Premier, Inc.'s proxy statement on Schedule 14A, form of proxy card and Annual Report on Form 10-K for the fiscal year ended June 30, 2024, are available at www.proxyvote.com after entering the control number printed on your proxy card or voting instruction form.

By order of the Board of Directors,

Sheila B. Goulding (signature)

Sheila B. Goulding
Corporate Secretary
October 21, 2024

PROXY STATEMENT

Table of Contents

INTRODUCTION

The Board of Directors (the "**Board**" or the "**Board of Directors**") of Premier, Inc. (together with our consolidated subsidiaries, unless the context requires otherwise, "**Premier**", "**we**", "**us**", "**our**", or the "**Company**") is providing this proxy statement in connection with the Annual Meeting of Stockholders to be held on Friday, December 6, 2024, at 10:00 a.m., Eastern Standard Time and at any adjournment or postponement thereof (the "**Annual Meeting**"). Stockholders holding shares of Class A common stock, par value $0.01 per share, of the Company (our "**common stock**") as of the close of business on October 9, 2024 (the "**Record Date**") are entitled to vote at the Annual Meeting. Proxy materials or a Notice of Internet Availability of Proxy Materials were first made available, sent, or given to the Company's stockholders on or about October 21, 2024.

PROXY STATEMENT SUMMARY

This summary highlights information about our Company and the 2024 Annual Meeting of Stockholders that is included elsewhere in the proxy statement. It does not contain all of the information you should consider before voting your shares. We encourage you to read the entire proxy statement before casting your vote. The proxy statement includes references to our websites and certain documents and information linked or contained therein, and you are encouraged to review these documents and information, but they are not intended to be incorporated by reference into this proxy statement or our other filings with the SEC.

Voting Recommendations of the Board

Items for Your Vote		FOR	AGAINST	Page
1	The election of two Class II Directors to the Board of Directors to serve until our 2027 annual meeting of stockholders.	✔		1
2	The ratification of the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2025.	✔		31
3	The approval, on an advisory basis, of the compensation of our named executive officers for the fiscal year ended June 30, 2024, as disclosed in the proxy statement pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission.	✔		81

ABOUT PREMIER

Premier at a Glance

Premier is a leading healthcare improvement company uniting an alliance of more than 4,350 U.S. hospitals and health systems and approximately 325,000 other providers and organizations to transform healthcare. With integrated data and analytics, collaboratives, supply chain solutions, and consulting and other services, we enable better care and outcomes at lower costs. We play a critical role in the rapidly evolving healthcare industry collaborating with members, suppliers and other stakeholders to co-develop long-term innovations that reinvent and improve the way care is delivered to patients nationwide.



Committed to Making a Difference

Transforming healthcare is more than our vision – it's in our DNA. At Premier, we're dedicated to ensuring better healthcare and making a positive impact on society.

OUR VISION	OUR MISSION
Through the collaborative power of the Premier alliance, we will lead the transformation to high-quality, cost-effective healthcare	To improve the health of communities

OUR VALUES

Innovation	Integrity	Passion for Performance	Focus on People
Seeking breakthrough opportunities, taking risks and initiating meaningful change	Integrity of the individual, the enterprise and the alliance	A passion for performance and a bias for action, creating real value for all stakeholders and leading the pace	Demonstrating respect for all, and mutual commitment to the success of the alliance, our employees, our business partners and the communities we serve

PERFORMANCE HIGHLIGHTS

Fiscal 2024 Performance Highlights

As further discussed below in the Compensation Discussion and Analysis section of this proxy statement below, a substantial portion of our executive compensation is at-risk based on our performance. Below are key fiscal year 2024 GAAP and non-GAAP financial performance measures relevant to our fiscal year 2024 executive compensation.*



* See Appendix A for the definitions of Non-GAAP Adjusted EBITDA, Free Cash Flow and Non-GAAP Adjusted EPS and reconciliations of these non-GAAP financial measures to their comparable GAAP measures. Non-GAAP financial measures should not be considered in isolation from, or as an alternative to, their comparable GAAP measures.



Stockholder Say-on-Pay Vote

97.5%   say-on-pay votes cast were votes "FOR" our executive compensation program in 2023

Our votes "FOR" our executive compensation program increased from fiscal 2022 to fiscal 2023, showing strong support for our compensation principles, programs, and governance practices. However, we always strive to increase the level of stockholder support. For that reason, we continue to actively engage with our stockholders to solicit input and better understand their perspectives regarding our executive compensation programs. Stockholder feedback is very important to us, and we continue to take measured and appropriate steps to enhance transparency and disclosures regarding executive compensation. Please refer to the Compensation Discussion and Analysis section of this proxy statement below for additional discussion of this topic.



ITEM 1 – ELECTION OF DIRECTORS

The current term of office for our Class II Directors expires at the Annual Meeting, while the term for our Class III Directors expires at the 2025 annual meeting of stockholders and the term for our Class I Directors expires at the 2026 annual meeting of stockholders. Upon unanimous recommendation by the Nominating and Governance Committee of the Board of Directors, the Board proposes that the following nominees be elected for new terms of three years and until their successors are duly elected and qualified as Class II Directors: Richard Statuto and Ellen Wolf. Each nominee has consented to serve if elected, and each nominee is currently a member of our Board. If either of them becomes unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxy holders will vote for the substitute nominee designated by the Board.

 **Board Recommendation**

The Board of Directors unanimously recommends a vote "**FOR**" the election of each of the Class II director-nominees.

The following tables set forth information about the Class II director nominees and our other continuing directors as of the Record Date.

Directors Standing for Election

Nominees to Serve as Class II Directors until the 2027 Annual Meeting



Age: 67

Director Since: 2013

Committee Memberships: Compensation Committee and Nominating and Governance Committee

Independent Director and Board Chair

Richard J. Statuto

Experience:

- Retired
- Chair of the Board of Directors of Premier from 2013 to August 2019 and from October 2023 to the present, and member of the board of directors of Premier and its predecessor entity since 2011
- Advisor to Bon Secours Mercy Health, primarily focused on strategic growth and innovation, from September 2018 through August 2019
- President and Chief Executive Officer of Bon Secours Health System from 2005 until his retirement in September 2018
- Previously served as President and Chief Executive Officer of St. Joseph Health System
- Previously served on the boards of directors of the Catholic Medical Mission Board and the Innovation Institute
- Previously served as Chair of the board of directors of the Catholic Health Association and as Vice Chair of the board of directors of Christus Health System
- Obtained a bachelor's degree in chemical engineering from Vanderbilt University and a Master of Business Administration from Xavier University

Skills/Qualifications:

We believe Mr. Statuto's qualifications to serve on our Board of Directors include his approximately four decades of experience in the healthcare industry, his strong background in healthcare and healthcare management, his leadership experience serving in executive positions at large healthcare systems, his chairing a public company board through complex matters, and his marketing and branding experience.





Age: 70

Director Since: 2013

Committee Memberships: Audit and Compliance Committee (Chair),Finance Committee, and Member Agreement Review Committee

Independent Director

Ellen C. Wolf

Experience:
- Retired
- Previously served as Chief Financial Officer of American Water Works Company, Inc., the largest investor- owned U.S. water and wastewater company, as Senior Vice President and Chief Financial Officer of USEC, Inc., and as Vice President and Chief Financial Officer of American Water Works
- Former director of Connecticut Water, a NASDAQ-listed company, from 2015 until its sale in 2019, and former director and Chair of the audit committee of InfraREIT, L.L.C., a NYSE-listed company, from 2014 until its sale in 2019
- Former director of Airgas, Inc., a NYSE-listed company, and the Philadelphia Zoo
- Obtained a bachelor's degree from Duke University and a Master of Business Administration from the Wharton School of the University of Pennsylvania

Skills/Qualifications:
We believe that Ms. Wolf's qualifications to serve on our Board of Directors include her strong financial, corporate accounting, business development, risk management and leadership experience through her service in corporate senior executive positions and her prior service on the audit committees of other publicly traded and privately held companies.

Other Directors Not Standing for Election at this Meeting

Directors who will continue to serve after the 2024 Annual Meeting are:

Class I Directors with Terms Expiring at the 2026 Annual Meeting



Age: 70

Director Since: 2019

Committee Memberships: Audit and Compliance Committee, Finance Committee, and Nominating and Governance Committee

Independent Director

John T. Bigalke

Experience:
- Chief Executive Officer of Second Half Health Advisors, a healthcare strategy firm, since 2016
- Previously with Deloitte USA LLP from 1998 to 2016, including serving as Vice Chairman and National Industry Leader for the Health Care and Life Science Practice from 2002 until 2012 and Vice Chairman and Senior Partner, Global Health Care Practice from 2012 to 2016
- Served on Advisory Board of Vaxcare, Inc. until December 2021 and continues to serve as an advisor.
- Serves as an advisor to Hallmark Health Care Solutions since April of 2024.
- Director, Chairman of the Audit and Corporate Responsibility Committee and member of the Finance Committee and Strategy Committee of AdventHealth
- Former director, Audit Committee Chair and member of the Nominating and Governance Committee and Chair of the Special Committee of Biora Therapeutics, Inc. (formerly Progenity, Inc.), a NASDAQ-listed company
- Obtained a bachelor's degree from Clemson University and completed the Leadership Development Program at Columbia University Graduate School of Business and the Executive Leadership Program at the Wharton School of the University of Pennsylvania
- National Association of Corporate Directors "Board Leadership Fellow"
- CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute
- Lifetime member of the Florida Institute of Certified Public Accountants

Skills/Qualifications:
We believe Mr. Bigalke's qualifications to serve on our Board of Directors include his strong financial, corporate accounting, business development, risk management, and leadership experience and his service on the boards and audit committees at several privately held and publicly traded companies.





Age: 58

Director Since: 2020

Committee Membership:
Audit and Compliance Committee, Compensation Committee and Member Agreement Review Committee (Chair)

Independent Director

Helen M. Boudreau

Experience:

- Retired
- Chief Operating Officer of the Bill & Melinda Gates Medical Research Institute, a nonprofit medical research organization, from June 2018 to June 2019
- Previously served as the Chief Financial Officer at each of Proteostasis Therapeutics, Inc., a NASDAQ-listed biopharmaceutical company, from July 2017 to June 2018, and FORMA Therapeutics, Inc., a privately held biotechnology company, from October 2014 to June 2017
- Prior experience includes executive positions with Novartis Corporation and Pfizer, Inc. and leadership roles with Pepsico/Yum! Brands, Inc., McKinsey & Company, Inc. and Bank of America Corporation
- Serves on the board of directors and as Chair of the Audit Committee of Shattuck Labs, Inc., a NASDAQ-listed company
- Serves on the board of directors and as chair of the Audit Committee of Rallybio Corporation, a NASDAQ-listed biotech company
- Serves on the board of directors and as chair of the Audit Committee of Cara Therapeutics, a NASDAQ-listed company
- Previously served on the board of directors and as chair of the Audit Committee and member of the Compensation Committee of Reunion Neuroscience (formerly Field Trip Health Ltd), a company formerly listed on the Toronto Stock Exchange and NASDAQ from 2020 to 2023
- Previously served on the board of directors and as chair of the Audit Committee of Evaxion Biotech, a NASDAQ-listed company, from 2020 to 2021 and on the board of directors and as Chair of the Audit Committee and member of the Compensation Committee for Proteostasis Therapeutics, Inc. from 2016 to 2017
- NACD Directorship Certified™ by the National Association of Corporate Directors
- Obtained a bachelor's degree from the University of Maryland and a Master of Business Administration from the University of Virginia Darden Graduate School of Business
- CERT Certificate in Cyber-Risk Oversight from the Carnegie Mellon University Software Engineering Institute and NACD

Skills/Qualifications:

We believe Ms. Boudreau's qualifications to serve on our Board of Directors include her strong financial background and broad understanding of the healthcare ecosystem through her work across multiple different healthcare and biopharmaceutical companies.



Age: 54

Director Since: 2015

Committee Membership:
Compensation Committee (Chair) and Finance Committee

Independent Director

Marc D. Miller

Experience:

- Chief Executive Officer and President of Universal Health Services, Inc., a NYSE-listed company headquartered in King of Prussia, Pennsylvania, serving as CEO since 2021 and President since 2009
- Prior service in various executive roles and key positions with Universal Health Services, Central Montgomery Medical Center, Wellington Regional Medical Center, The George Washington University Hospital and Mayo Clinic
- Member of the board of directors of Universal Health Services, Inc. since 2006 and of the board of trustees of its affiliated entity Universal Health Realty Income Trust, a New York Stock Exchange ("**NYSE**")-listed company, since 2008
- Obtained a bachelor's degree from the University of Vermont and a Master of Business Administration with a concentration in healthcare management and finance from The Wharton School at the University of Pennsylvania

Skills/Qualifications:

We believe that Mr. Miller's qualifications to serve on our Board of Directors include his approximately three decades of experience in the healthcare industry, his strong background in healthcare and healthcare management, his leadership experience serving in executive positions at large healthcare systems and his public company experience.



Class III Directors with Terms Expiring at the 2025 Annual Meeting



Age: 61

Director Since: 2021

Committee Membership:
Member Agreement Review Committee

Employee-Director

Michael J. Alkire

Experience:
- Chief Executive Officer of Premier since May 2021 and President of Premier since April 2019
- Chief Operating Officer of Premier (2013 to April 2019), and of Premier Healthcare Solutions, Inc. and Premier Healthcare Alliance, LP ("**Premier LP**") since 2011
- Senior Vice President of Premier from 2004 to 2006 and President of Premier LP from 2006 to 2011
- Member of the board of directors of Premier's predecessor entity from 2011 to 2013
- Prior executive experience includes positions at Deloitte & Touche LLP and Cap Gemini Ernst & Young
- Past director on the boards of directors of FFF Enterprises, Inc., Global Healthcare Exchange, LLC and the Healthcare Supply Chain Association
- Obtained a bachelor's degree from Indiana State University and a Master of Business Administration from Indiana University

Skills/Qualifications:
We believe Mr. Alkire's qualifications to serve on our Board of Directors include his approximately three decades of experience, including executive leadership, supply chain and healthcare system strategy, large-scale operations, technology, quality improvement and business transformation.



Age: 68

Director Since: 2015

Committee Memberships:
Audit and Compliance Committee and Nominating and Governance Committee (Chair)

Independent Director

Jody R. Davids

Experience:
- Retired
- Senior Vice President and Global Chief Information Officer of PepsiCo, Inc., a NYSE-listed company that has a global portfolio of food and beverage brands, from April 2016 until her retirement in October 2019
- Chief Information Officer of Agrium, Inc., a NYSE-listed company and Toronto Stock Exchange-listed company that is a global producer and marketer of nutrients for agricultural and industrial markets, from April 2014 to April 2016
- Various executive roles with Best Buy, Inc., a NYSE-listed company, and Cardinal Health, Inc., a NYSE-listed company, during the period from 2000 to 2014
- Serves on the board of directors, Nominating and Governance Committee, and Audit and Compliance Committee at Paymentus Corporation, a NASDAQ-listed company since April of 2022
- Obtained a bachelor's degree and a Master of Business Administration from San Jose State University
- National Association of Corporate Directors "Board Leadership Fellow"
- CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute

Skills/Qualifications:
We believe that Ms. Davids' qualifications to serve on our Board of Directors include her strong background in information technology, cybersecurity risk management, supply chain, logistics and distribution and her leadership experience serving in corporate senior executive positions of other publicly traded companies.





Age: 72

Director Since: 2013

Committee Membership:
Audit and Compliance
Committee and Finance
Committee (Chair)

Independent Director

Peter S. Fine

Experience:
- Retired
- Chief Executive Officer of Banner Health from 2021 until his retirement on June 30, 2024
- President and Chief Executive Officer of Banner Health from 2000 to 2021
- Member of the board of directors of Banner Health
- Member of the board of directors of Premier's predecessor entity from 2003 through 2009
- Previously served on the boards of directors of Accuray Incorporated and the Translational Genomics Research Institute and as member of the Heard Museum board of trustees
- Obtained a bachelor's degree from Ohio University and Master of Arts in Healthcare Administration from George Washington University

Skills/Qualifications:
We believe Mr. Fine's qualifications to serve on our Board of Directors include his approximately five decades of experience in the healthcare industry, his strong background in healthcare, healthcare management and healthcare plans, and his leadership experience serving in executive positions at a large healthcare system.



Age: 72

Director Since: 2015

Committee Membership:
Compensation Committee
and Finance Committee

Independent Director

Marvin R. O'Quinn

Experience:
- Retired
- President and Chief Operating Officer of CommonSpirit Health from February 2019 until his retirement on September 1, 2023
- Senior Executive Vice President and Chief Operating Officer of Dignity Health in San Francisco, California since 2009
- Previous executive roles with Jackson Health System, Atlantic Health System, New York Presbyterian Health System, Providence Medical Center and Providence Milwaukee Hospital
- Additional key positions with other hospitals and medical centers in Portland, Fresno and Seattle
- Held board appointments with Charles Drew University of Medicine and Science (Chair), PriMed/Hill Physicians, Francisco Partners and Ministry Leadership Center
- Obtained a bachelor's degree and a Master of Health Administration from the University of Washington

Skills/Qualifications:
We believe that Mr. O'Quinn's qualifications to serve on our Board of Directors include his approximately four decades of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at large healthcare systems.

There are no family relationships between any of our executive officers, directors and director nominees. The business address of each of our directors and director nominees is 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277.



BOARD SKILLS AND DIVERSITY

Board Skills and Experience Matrix

The table below is intended to highlight core skills, competencies, and experience each director possesses, but it should not be interpreted to mean that each director does not also possess those that are not marked. Our Board of Directors considers many factors in its review of how each director contributes significantly to the overall Board skill set, including, but not limited to, the factors below. Director and nominee biographies under Item 1—Election of Directors above describe each person's background and relevant experience in more detail.

Skill and Experience	Michael Alkire	John Bigalke	Helen Boudreau	Jody Davids	Peter Fine	Marc Miller	Marvin O'Quinn	Richard Statuto	Ellen Wolf
Executive Leadership	●	●	●	●	●	●	●	●	●
Healthcare Industry	●	●	●	●	●	●	●	●	
Digital Technology	●			●		●			
Operations	●				●	●	●	●	
Treasury	●	●	●						●
Capital Allocation	●	●	●						●
Finance/Accounting/Auditing		●	●	●					●
M&A/Corporate Development		●	●			●			●
Corporate Governance		●		●				●	●
Supply Chain/Logistics	●			●		●			
Risk Assessment and Management		●							●

Board Diversity Policy

We recognize and value the benefits that diversity can bring to the Board, and our Corporate Governance Guidelines include a formal Board Diversity Policy. The Board believes that the inclusion of different perspectives and ideas helps mitigate against group think and improves oversight, decision-making and governance. Board diversity also demonstrates our commitment to diversity at all levels within our Company. While all appointments to the Board are based on merit, the Board considers the benefits of diversity in identifying potential directors. At all times, we seek to maintain a Board composed of talented and dedicated directors with a diverse mix of experience, skills and backgrounds who can collectively reflect the strategic needs of the business and the nature of the environment in which we operate. For purposes of our Board Diversity Policy, diversity includes gender, ethnicity, age, persons with disabilities, sexual orientation, status as a diverse director under any NASDAQ requirements, and other personal characteristics that would contribute to diverse viewpoints on the Board.



Board Diversity Matrix

The Board Diversity Matrix table below provides certain information regarding the diversity of our Board as of the Record Date, October 9, 2024. Last year's corresponding Board Diversity Matrix is available in our proxy statement for our 2023 Annual Meeting of Stockholders filed with the SEC on October 18, 2023.

Board Diversity Matrix				
Total Number of Directors	9			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	3	6	0	0
Part II: Demographic Background				
African American or Black	0	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	3	5	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background	0			

None of our directors identify as a military veteran and/or as having a disability.



CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Our corporate governance practices are established, monitored and regularly assessed by our Board of Directors with assistance from the Nominating and Governance Committee. The Board considers current and proposed legal requirements and governance best practices in connection with its oversight of our corporate governance practices.

Corporate Governance Guidelines

To assist the Board in the exercise of its duties and responsibilities and to serve our best interests and those of our stockholders, the Board has adopted Corporate Governance Guidelines. Under its charter, the Nominating and Governance Committee, in consultation with the Chair of the Board and the Chief Executive Officer, periodically reviews the Corporate Governance Guidelines, suggesting changes when appropriate. The Corporate Governance Guidelines set forth various roles and responsibilities, including the following areas:

Management and Business Oversight
• Job description and core responsibilities of the Board and its committees
• Annual review and evaluation of the CEO led by the Chair of the Board in collaboration with the Compensation Committee
• Annual evaluations of executives
• Annual review of succession planning
• Risk management and oversight by the Audit and Compliance Committee
• Board self- and peer-assessments, led by the Nominating and Governance Committee, to evaluate the performance of each director

Director Nomination and Qualification
• Methods for director nomination
• Succession planning for all directors, including leadership positions
• Multi-factorial screening process
• Attribute-based guidelines, including skills, competencies, experience, personal traits and diversity characteristics
• Board Diversity Policy, which requires assessing Board composition or identifying suitable candidates for appointment or re-election to the Board using objective criteria having due regard to the benefits of diversity and the needs of the Board.



Director Responsibilities and Requirements

- Exercise fiduciary duties to stockholders and personal accountability through investment of time and energy in our business

- Commitment to support the needs of the Board and fully serve out the established Board term

- Limits on other board service (i.e., no over-boarding)

- Director orientation and continuing education

- Director mentorship program

- Notice of changes in principal employment or changes in independence

- Director compensation and stock ownership

Independence and Leadership

- Director adherence to independence standards

- Annual election of a non-management director as Board Chair (or Lead Independent Director if the Board Chair is a management director); and annual election of non-management director as Vice Chair of the Board

- Annual election of Company officers, including a President, Chief Executive Officer and Secretary

- Duties and role expectations of the Board Chair, Vice Chair, Lead Independent Director and Corporate Secretary

Board Accountability, Ethics and Integrity

- Adherence to the Board's Conflict of Interest Policy

- Adherence to our Code of Conduct and the Board Code of Ethics

Board Structure

- Board size and functional review

- Board class structure and term of each class

- Board age limit policy

Board Committees

- Standing committees and committee structure

- Independence requirements and qualifications of committee members

- Assignment and rotation of committee members and Chairs

- Committee Chair job description

- Committee meeting frequency, length and agenda



Board Meetings, Agenda and Information
• Meeting attendance expectations
• Board agenda process
• Board information flow, materials and presentations
• Regularly held executive sessions outside the presence of management
• Board access to and retention of independent advisors
• Director access to management
• Right to call a special meeting of the Board and related procedures
• Annual stockholder meetings and attendance

Stockholder Input and Communications
• Board interaction with stockholders, analysts, institutional investors, members and the media where appropriate
• Board response to stockholder proposals

Code of Ethics

We have adopted a corporate Code of Conduct, as well as a Board Code of Ethics and a Board Conflict of Interest Policy and Disclosure Statement (together, our "**Code of Ethics**") that apply, as applicable, to all employees, directors and officers, including our principal executive officer, principal financial officer and chief accounting officer, or persons performing similar functions. The purpose of the Code of Ethics is to deter wrongdoing and promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports required to be filed with or submitted by us to the SEC and in other public communications;
- compliance with all applicable rules and regulations that apply to us and our officers and directors;
- the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and
- accountability for adherence to the Code of Ethics.

We will disclose any future amendments to, or waivers from, certain provisions of these ethics policies and standards for officers and directors on the "Investors" section of our website at http://investors.premierinc.com promptly following the date of such amendment or waiver. Upon written request to our Investor Relations department, we will also provide a copy of the Code of Ethics free of charge.

Corporate Website

We maintain a corporate website at www.premierinc.com. You can obtain copies of our principal governance documents, ethics policies and most recent Sustainability Report (covering environmental, social and governance practices) in the "Corporate Governance," "Ethics and Compliance," and "Sustainability" sections of our corporate website. You may also request copies of these documents by contacting our Investor Relations department at 13034



Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-357-0022. The "Corporate Governance," "Ethics and Compliance" and "Sustainability" sections of our website are located at https://investors.premierinc.com/corporate-governance, https://premierinc.com/ethics-and-compliance and https://premierinc.com/sustainability, respectively, and include the following documents, among others:

Documents on our Website	
• Certificate of Incorporation	• Environmental Policy
• Bylaws	• Board Code of Ethics
• Corporate Governance Guidelines (includes our Lead Independent Director Policy)	• Board Conflict of Interest Policy and Disclosure Statement
• Whistleblower Policy	• Audit and Compliance Committee Charter
• Insider Trading Policy	• Nominating and Governance Committee Charter
• Rule 10b5-1 Plan Policy	• Finance Committee Charter
• Dodd-Frank Compensation Recoupment Policy	• Compensation Committee Charter
• Code of Conduct	• Member Agreement Review Committee Charter
• Group Purchasing Code of Conduct	• Sustainability Report

We encourage our stockholders to read our governance documents, as we believe they illustrate our commitment to good governance practices and ethical business conduct.

Role of the Board in the Oversight of Risk





BOARD OF DIRECTORS
Oversees all enterprise risk management
(Strategic, Operational, Financial, Legal, Information Technology and Reputational)
AUDIT AND COMPLIANCE
FINANCE
COMPENSATION
NOMINATING AND GOVERNANCE
RISK OVERSIGHT
Financial, legal and regulatory compliance, cybersecurity and ethical risks
Financial risks related to capital allocation and financial forecasting
Risk assessments of compensation philosophy and structures at executive and all employee levels
Reputational, ESG and corporate governance risks

Our Board plays an active role in overseeing the management of our risks. We have identified five primary areas of enterprise risk across our operations that are monitored and managed by our Board, management and internal auditors. These areas include risks associated with strategic, operational, financial, legal and information technology and systems, including cybersecurity. In conjunction with its management of these specific risk areas, our Board manages reputational risks across all our operations. Our Board is primarily responsible for oversight of the strategic, operational and information technology and systems risks that we may encounter. The committees of our Board assist our full Board in risk oversight by addressing specific matters within the purview of each committee, as illustrated below:

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our full Board remains regularly informed regarding such risks through committee reports and otherwise. In addition, our Board and its committees receive regular reports from our President and Chief Executive Officer, Chief Administrative and Financial Officer, General Counsel, Chief Ethics and Compliance Officer, Chief Human Resources Officer and other members of senior management regarding areas of significant risk to us, including strategic, operational, financial, legal and regulatory, information technology and systems, cybersecurity, human capital, and reputational risks. We believe the leadership structure of our Board supports and promotes effective risk management and oversight.

The Compensation Committee reviews and considers our compensation policies and programs in light of the Board's risk assessment and oversight responsibilities on an annual basis. Our human resources department, in consultation with Mercer (US) LLC ("**Mercer**"), prepared and presented to the Compensation Committee a risk assessment report that addressed the incentive compensation structure, plans and processes. The assessment included, among other things, performance metrics, target setting, performance measurement practices, pay determination, mitigation practices such as our compensation recoupment policy, and overall governance and administration of pay programs. After reviewing this report and making inquiries of management, the Compensation Committee determined we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on our Company.

Communications to Directors

Stockholders and other parties interested in communicating directly to the Board, any committee or any non-employee director may do so by writing to the address listed below:


PREMIER, INC.
BOARD OF DIRECTORS
13034 BALLANTYNE CORPORATE PLACE
CHARLOTTE, NORTH CAROLINA 28277
ATTENTION: [Addressee*]
C/O SHEILA B. GOULDING, CORPORATE SECRETARY

* Including the name of the specific addressee(s) will allow
us to direct the communication to the intended recipient.


All communications received as set forth in this paragraph will be reviewed by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.



Board Structure

Board Structure and Meetings

The Board's overarching responsibility is to advise and oversee the management and conduct of our business by our Chief Executive Officer and other members of management charged with the health and overall success of Premier's business. Our Board currently has nine directors. Our Board size may not exceed 11 directors under our Bylaws and must consist of a majority of independent directors in order to satisfy the NASDAQ listing standards discussed below.

Eight of our current Board members are independent in accordance with NASDAQ listing rules, and one director is our President and Chief Executive Officer, Mr. Alkire. The Board is divided into three classes (Class I, Class II and Class III) with staggered terms of three years each. The term of one class expires at each annual meeting of stockholders; thus, directors typically stand for election after three years, unless they are filling an unexpired term.

Our Bylaws and Corporate Governance Guidelines provide that the Board shall be led by a Chair of the Board who is not one of our officers. We believe that having a non-executive Chair of our Board creates an independent environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in the best interests of the Company and our stockholders. Our Chief Executive Officer and Board Chair work together to set the Board agenda. Board members are invited to make agenda suggestions, and the Board approves the annual schedule of Board and committee task and agenda items. The Board Chair presides over Board meetings, coordinates the work of the committees of our Board, and performs other duties delegated to the Chair by our Board. Committee assignments and designation of the committee Chair are made by the Board based upon recommendations of the Board Chair and Nominating and Governance Committee. The Board Chair is supported by the Vice Chair, whose duties include, among others, chairing Board meetings in the Board Chair's absence.

Since the Chair of the Board is an independent director, the Board does not currently have a Lead Independent Director. In the event that the Board Chair is not an independent director, our Corporate Governance Guidelines state that the independent directors of the Board shall elect annually a Lead Independent Director upon the recommendation of the Nominating and Governance Committee. The Lead Independent Director would serve as a liaison between the Board Chair and the independent directors and perform other responsibilities as assigned by the Board.

Terry D. Shaw, previously one of our independent Class II directors and Chair of the Board, retired from the Board effective October 1, 2023, which was the tenth anniversary of his joining the Board. Mr. Shaw's decision to resign from the Board was not the result of any disagreement with the Company or the Board. The Board appointed Richard J. Statuto, then the Vice Chair of the Board, to succeed Mr. Shaw as Chair of the Board effective October 1, 2023, as part of a planned transition. At the time of Mr. Shaw's resignation, he was a member of the Board's Nominating and Governance Committee. Changes to the committee's membership at the time of Mr. Shaw's resignation are included in the committee descriptions below in this proxy statement. On April 25, 2024, Jody R. Davids was appointed as Vice Chair of the Board to fill the vacancy in that position resulting from Mr. Statuto's appointment as Chair.

Executive sessions of independent directors, held outside the presence of employee Board members, are scheduled at each in-person Board meeting and may be called at any other Board or committee meeting. The Chair presides over these independent-only executive sessions. Members of our Board are kept informed of our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and by participating in meetings of the Board and its committees.

Under our Corporate Governance Guidelines, Board members are expected to prepare for and attend all Board and applicable committee meetings absent extenuating circumstances. The Board met 10 times during fiscal year 2024. In connection with those meetings, the Board held nine executive sessions without management (other than Mr. Alkire) present and the independent directors held three executive sessions without Mr. Alkire. Each incumbent member of the Board attended 75% or more of the meetings of the Board and of the committees on which he or she



served that were held during the period for which he or she was a director or committee member, respectively. In addition, under our Corporate Governance Guidelines, directors are expected to attend each annual meeting of stockholders absent extenuating circumstances. All directors who were members of the Board at the time of our 2023 Annual Meeting of Stockholders held on December 1, 2023, virtually attended the meeting. We expect all of our directors to virtually attend the 2024 Annual Meeting.

Criteria for Board Members

Our Corporate Governance Guidelines provide multi-factorial criteria applicable to both the composition of the Board as a whole and individual directors to ensure that each director serving on our Board will be aligned with the Company's strategic plan and bring appropriate skills and experiences that complement the other directors. The Board applies the following Attribute-Based Guidelines in recommending to the stockholders the election of directors:

Premier-Specific Criteria
• Ability to represent, on a fiduciary basis, all stockholders and not a particular constituency or organization
• Demonstrated willingness to commit sufficient time to Premier, with prior committee service strongly preferred
• Held in high regard, as evidenced by other elected positions of leadership in national organizations
• Knowledge of and demonstrated engagement with our services
• Ability to offer constructive advice to management concerning business lines, new products and services and strategic decisions
• Willingness to engage in continuing education
• Demonstrated responsiveness to stockholder concerns and interests

Skills, Competencies and Experience
• C-level leadership experience
• Group purchasing, value-based purchasing and supply chain operations
• Healthcare transformation, healthcare continuum of care and population health management
• Performance and clinical quality improvement, patient safety, outcomes management, risk management and healthcare measurement
• Technology, information technology and knowledge management
• Data sciences/analytics and artificial intelligence
• Outsourcing services
• Finance, audit and major transactions/M&A/private equity/public equity
• National perspective on healthcare policy and advocacy
• Healthcare insurance and payment systems
• Academic medical experience



Personal Traits
• Strong strategic planning orientation, including the ability to view our goals and plans strategically
• Ability to effectively oversee risk and innovation, thus safeguarding our mission and stockholder interests
• Knowledge of effective governance policies and practices
• Proven leadership skills as an executive in a successful organization
• Ability to listen, engage, reflect and generally work effectively with other directors and management
• Willingness to ask management and each other tough questions and challenge traditional thinking
• Adeptness at managing change, ambiguity and complexity
• Integrity backed by a record of ethical conduct
• Understanding of the importance and implications of compliance with regulatory requirements
• Interest and ability to serve in a Board leadership position (e.g., Board Chair, Lead Independent Director, committee Chair) in the future
• Ability to make a priority commitment to support the needs of the Board and to fully serve out the established Board term

Diversity Characteristics
• Gender
• Ethnicity
• Age
• Disability status
• Sexual orientation
• Status as a diverse director under any requirements of NASDAQ
• Other personal characteristics that would contribute to diverse viewpoints on the Board

Changes in Principal Employment or Independence; Vacancies

Under our Corporate Governance Guidelines, our non-management directors must submit a letter of resignation upon resignation or retirement from, or termination of, the director's principal current employment, or other similarly material changes in professional occupation or association. The Board is free to accept or reject the letter of resignation based on the best interests of the Board and stockholders and shall promptly notify such director of its decision.

A director appointed by the Board to fill a vacancy, including a vacancy created by a resignation, will serve until the next election of the class for which such director has been appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Service on Multiple Boards or Audit Committees

As outlined in our Corporate Governance Guidelines, the Board recommends that directors serve on no more than four public company boards, including our Board. Directors who also serve as a Named Executive Officer of a publicly traded company should serve on no more than two public company boards, including our Board. Directors



are required to notify the Board Chair and the Nominating and Governance Committee Chair when they become a Named Executive Officer of a publicly traded company, when they become aware that a company for which they serve as a director is becoming publicly traded or in advance of accepting an invitation to serve on another public company board or an appointment to serve on the audit or compensation committee of another public company board. The Board shall determine each director's ability to serve effectively on our Board while simultaneously serving as a Named Executive Officer of another publicly traded company or on other public company boards, and whether the other public companies are affiliated entities. The Board will also consider the voting policies of proxy advisors and significant institutional investors when evaluating director commitments and appropriate limits.

In accordance with the requirements of the SEC and our Corporate Governance Guidelines, if an Audit and Compliance Committee member simultaneously serves on the audit committee of more than three public companies, the Board must determine that such simultaneous service will not impair the ability of the director to effectively serve on our Audit and Compliance Committee. The determination will then be disclosed in our proxy statement for the annual meeting of stockholders or as otherwise required by applicable listing standards, rules and regulations. On August 8, 2024, upon recommendation of the Nominating and Governance Committee, the Board determined that Helen Boudreau's service on three other public company audit committees would not impair her ability to effectively serve on our Audit and Compliance Committee.

Director Succession and Nomination Process

The Board delegates to the Nominating and Governance Committee, in consultation with the Board Chair and Board Vice Chair, responsibility for establishing and maintaining an ongoing and transparent succession plan for Premier directors, Board leadership and Board committee members. The succession planning process is multi-factorial, encompassing the Attribute-Based Guidelines. The Board seeks to have a composition that includes needed competencies and is also diverse, as described above.

Internal Process for Identifying Candidates

The Nominating and Governance Committee annually reviews, updates and submits to the Board for approval the Board's job description and Attribute-Based Guidelines. The Nominating and Governance Committee also annually reviews a profile of the current Board members against the Attribute-Based Guidelines, considers expected vacancies, identifies gaps and agrees on the most important competencies and other attributes to seek in evaluating prospective members. The Committee seeks broad input to identify prospective directors, requesting recommendations from the full Board, management and others as they deem appropriate. The Committee may also from time to time use its authority under its charter to retain, at our expense, one or more search firms to identify candidates.

The Nominating and Governance Committee also evaluates the performance of directors who are eligible for election to an additional term before recommending their re-election. Consideration is given to attendance, active participation, substantive contributions, assessments from peers, assessments from management and any feedback received from stockholders.

Proposals for Director Nominees by Stockholders

The Nominating and Governance Committee will consider written proposals from stockholders for director nominees that are timely and properly noticed. In considering candidates submitted by stockholders, the Nominating and Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate in light of the criteria for Board membership described in this proxy statement. In accordance with Article I, Section 12 of our Bylaws, to be timely, stockholder notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary, the proposed nominee(s) and related notice, in order to be timely, must be received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The Nominating and Governance Committee received no nominee recommendations from stockholders for the Annual Meeting. Stockholder nominations for our 2025 annual



meeting of stockholders must be received at our principal executive offices on or after August 8, 2025 and not later than September 7, 2025. A stockholder's notice must be in the form set forth in Article I, Section 12 of our Bylaws and must be addressed to Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, Attention: Corporate Secretary. In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with additional requirements of Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

Article I, Section 12 of our Bylaws requires, among other things, that the notice must set forth:

(1) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is being made;

(3) the class and number of shares of our stock which are owned beneficially and of record by such stockholder and such beneficial owner;

(4) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination;

(5) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such nominee;

(6) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(7) a description of any agreement, arrangement or understanding with respect to the nomination and/or the voting of shares of any class or series of our stock between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, "**proponent persons**"); and

(8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any of our securities; (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of our stock and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any of our securities.

A stockholder proposing a nominee for our annual meeting must update and supplement the notice required by Article I, Section 12 of our Bylaws so that the information in the notice is true and correct as of the record date for the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Corporate Secretary at our principal executive offices not later than five days after the record date for the annual meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the annual meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the annual meeting or any adjournment or postponement thereof). We may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director. Any stockholder that intends to submit a nominee should read the entirety of the requirements in our Bylaws, particularly Article I, Section 12, which can be found within the "Corporate Governance" area of the "Investors" section of our website at http://investors.premierinc.com/corporate-governance.



Evaluation of Candidates

The Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. The selection process involves rigorous vetting of both independent and non-independent director candidates by the Nominating and Governance Committee, the Chair of the Board, and senior management to ensure the best qualified individuals are appointed to the Board. Ultimately, background and reference checks will be conducted, and the Committee will meet to finalize its list of recommended candidates for the Board's consideration**.**

Director Independence

Review of Director Independence and Standards for Independence

On August 8, 2024, the Board of Directors undertook its annual review of the independence of its directors and director nominees as independent directors based on our Corporate Governance Guidelines and applicable SEC and NASDAQ requirements and standards. The Board reviews annually the independence of each director, taking into consideration the recommendations of the Nominating and Governance Committee. In connection with this determination, on an annual basis, each director and executive officer is required to complete a questionnaire which requires disclosure of information relevant to this review, including the criteria described below. In addition, directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as independent.

The Board assessed whether any director had a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of such director. In addition, the Board assessed whether any of the following relationships existed between us and the director or the director's family members (i.e., spouse, parents, children and siblings or anyone residing in the director's home) that would prohibit a finding of independence under NASDAQ rules:

- at any time during the past three years was the director employed by us;

- has the director or a family member of the director accepted any compensation from us in excess of $120,000 during any period of 12 consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for Board or Board committee service; (ii) compensation paid to a family member who is our employee (other than an executive officer) or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation;

- does the director have a family member who is, or at any time during the past three years was, employed by us as an executive officer;

- is the director or his or her family member a partner in, or a controlling stockholder or an executive officer of, any organization to which we made, or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in our securities or (ii) payments under non-discretionary charitable contribution matching programs;

- is the director or his or her family member employed, or were they employed in the last three years, as an executive officer of another entity where at any time during the past three years any of our executive officers served on the compensation committee of such other entity; or

- is the director or his or her family member a current partner of our outside auditor or was a partner or employee of our outside auditor who worked on our audit at any time during any of the past three years.

In addition to the analysis above, the Board considered the following in connection with its independence assessment of directors that have been historically classified as "member-directors" (*i.e.*, directors who are employed by a hospital or health system or one of their affiliates that participate in our group purchasing programs):

- the fact that the directors historically classified as "member-directors" have met and do meet the NASDAQ independence definition;

- the loss of our status as a "controlled company" under NASDAQ rules in July 2019;



- the shift of the composition of the Board to a majority of non-member-directors in July 2020;

- in connection with our 2020 corporate restructuring, the termination of the Voting Trust for our Class B common stock, previously held solely by member owners (*i.e.*, hospitals or health systems or their affiliates that participate in our group purchasing programs and that also own our common stock);

- member owners no longer have the same type of control position with respect to us that might previously have been viewed in the past by the Board as potentially interfering with the exercise of independent judgment by the member-directors;

- to our knowledge, no member owner holds a controlling interest in our common stock and no member owner or group of member owners has filed with the SEC a Schedule 13D with respect to the common stock; and

- the advice of outside legal counsel regarding the Board's ability to conclude that a member-director's employment by a member owner should not, in and of itself, conclusively disqualify such director from classification as independent under NASDAQ rules.

Determination of Director Independence

Based on its review at the August 8, 2024 meeting, the Board affirmatively determined that each of John T. Bigalke, Helen M. Boudreau, Jody R. Davids, Peter S. Fine, Marc D. Miller, Marvin R. O'Quinn, Richard J. Statuto and Ellen C. Wolf is an independent director in accordance with NASDAQ Rule 5605 and our Corporate Governance Guidelines. Mr. Alkire, who is our President and Chief Executive Officer, was not deemed to be independent under NASDAQ rules. As a result of the review and determination above, the Board also determined that each member of the Audit and Compliance Committee, Compensation Committee, and Nominating and Governance Committee is an independent director under our Corporate Governance Guidelines and otherwise meets the qualifications for membership on such committee imposed by NASDAQ, the SEC and other applicable laws and regulations.

In addition, there are no arrangements or understandings known to us between any of the directors nominated for election to the Board of Directors or any person serving as a director in fiscal year 2024 and any other person pursuant to which a director was or is to be elected as a director or nominee, other than any arrangements or understandings with our directors or officers acting solely in their capacities as such. None of our directors, nominees or executive officers, or any associate of any of the foregoing, is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Committees of the Board of Directors

Committee Memberships and Meetings

The Board reviews and determines the membership of our Board committees at least annually, with input from the Nominating and Governance Committee. Our Board of Directors has the following five standing committees, each of which is governed by a charter and reports its actions and recommendations to the Board: Audit and Compliance Committee, Compensation Committee, Nominating and Governance Committee, Finance Committee and Member Agreement Review Committee.



The following table shows the number of meetings held in fiscal year 2024 and the fiscal year 2024 and current membership of each of the five standing Board committees.

Director	Audit and Compliance	Compensation	Nominating and Governance[1]	Finance[2]	Member Agreement Review
Michael Alkire					●
John Bigalke	●		●	●	
Helen Boudreau	●	●			C
Jody Davids	●		C		
Peter Fine	●			C	
Marc Miller		C		●	
Marvin O'Quinn		●		●	
Richard Statuto		●	●		
Ellen Wolf	C			●	●
Number of Meetings	**9**	**8**	**5**	**5**	**4**

C Chair   ● Member

(1) The Nominating and Governance Committee membership consisted of Mr. Statuto (Chair), Ms. Davids, and Terry Shaw until October 1, 2023. The membership was revised as reflected in the table effective October 1, 2023, in connection with Mr. Shaw's retirement from the Board.
(2) Ms. Wolf was appointed to the Finance Committee on April 25, 2024.

Board Committee Charters

As discussed in more detail in the descriptions of each of our Board committees below, each of our Board committees operates under a written charter adopted by the Board. The charters set forth the purpose, objectives and responsibilities of the respective committees and discuss matters such as committee membership requirements, number of meetings and the setting of meeting agendas. Under the oversight of the Nominating and Governance Committee, the charters are assessed periodically by the respective committees and are updated by the Board as needed. The Board committee charters are available within the "Corporate Governance" area of the "Investors" section of our website at http://investors.premierinc.com/corporate-governance. You may also request copies by contacting our Investor Relations department at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-357-0022.

Audit and Compliance Committee

Our Audit and Compliance Committee is intended to meet the requirements of a separately designated standing audit committee as defined under Section 3(a)(58)(A) of the Exchange Act. The Audit and Compliance Committee charter requires that the Committee consist of at least three directors, each of whom must satisfy the independence requirements for directors and audit committee members under NASDAQ rules and Rule 10A-3 of the Exchange Act. Each member of the Audit and Compliance Committee must be financially literate, and at least one member of the Audit and Compliance Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background demonstrating financial sophistication, as each such qualification is interpreted by the Board in its business judgment. In addition, to the extent practicable, at least one member of the Audit and Compliance Committee shall be an "audit committee financial expert," as such term is defined by the SEC. Based on its most recent annual review of director independence and qualifications, the Board has determined that the Audit and Compliance Committee complies with these requirements, and that each of Mr. Bigalke, Ms. Boudreau and Ms. Wolf qualifies as an "audit committee financial expert."



The specific responsibilities of the Audit and Compliance Committee set forth under its charter are, among others, to:

- review and discuss with management and the independent auditors the annual audited and quarterly financial statements and other related disclosures prior to filing our annual report on Form 10-K and quarterly reports on Form 10-Q, including our disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations;

- review any significant issues regarding, or proposed changes to, our auditing and accounting principles and practices identified by the independent auditors, the internal auditors or management;

- oversee the Company's management of its financial, business and information-technology risk exposures (including, without limitation, cybersecurity and data protection), including reviewing with management (i) the development, implementation, and effectiveness of strategies to monitor, mitigate, and respond to such exposures and (ii) the Company's procedures, policies and resources for risk assessment and risk management;

- appoint, compensate, retain, terminate (when appropriate) and oversee the work of the independent auditors and the internal auditors;

- pre-approve all audit and permitted non-audit related services (including the fees and terms thereof) to be performed for us by our independent auditors, subject to the *de minimis* exception set forth in Section 10A(i)(1)(B) of the Exchange Act;

- at least annually, review a report by our independent auditors regarding their internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years and relationships between the independent auditors and us;

- consider at least annually the independence of the independent auditors, discussing with the independent auditors, if necessary, relationships identified in the auditors' report, review the experience and qualifications of the lead partner each year and determine that all partner rotation requirements are executed;

- discuss with management and the independent auditors, as appropriate, our earnings press releases and corporate policies with respect to the type and presentation of information to be included in earnings releases (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP (as defined below) financial information) and our financial information and earnings guidance provided to investors, analysts and rating agencies;

- receive reports from the independent auditors and management regarding, and review the adequacy and effectiveness of, our internal controls, including any significant deficiencies or material weaknesses in internal controls and significant changes in such controls reported to the committee by the independent auditors, the internal auditor or management, and any special audit steps adopted in light of material deficiencies; receive reports from management regarding, and review the adequacy and effectiveness of, our disclosure controls and procedures, including our policies and procedures to assess, monitor and manage business risk and other legal and ethical compliance programs;

- review with the independent auditors the internal auditor and the scope and results of our internal audit function;

- receive and review reports from the independent auditors on: (i) our critical accounting policies and practices; (ii) material alternative treatments of financial information within generally accepted accounting principles ("**GAAP**") that have been discussed with our management, including the ramifications of the use of such alternative treatments and the disclosures or treatments preferred by the independent auditors, and (iii) other material written communications between the independent auditors and management;

- establish procedures in coordination with our Chief Ethics and Compliance Officer, for the receipt, retention and treatment of complaints received by our directors, officers and employees regarding illicit or illegal business practices and conduct and establish a process for investigation and proper resolution of any issues so raised;

- advise the Board with respect to our policies and procedures for compliance with applicable laws and regulations, and in collaboration with our Chief Ethics and Compliance Officer, provide general oversight of our corporate ethics and compliance policies.



- review and approve, in accordance with our Code of Conduct, all "related party transactions" requiring disclosure under SEC Regulation S-K, Item 404;

- review with our General Counsel and independent auditors (i) legal matters that may have a material impact on our financial statements; (ii) any fraud involving our management or other employees who have a significant role in our internal controls; (iii) compliance policies and (iv) material reports or inquiries received from regulators or governmental agencies that raise material issues regarding our financial statements and accounting or compliance policies;

- investigate, review and evaluate any potential "conflict of interest" (as defined below) and determine what action, if any, should be taken with respect to the matter; and regularly review and assess the effectiveness of the Board Conflict of Interest Policy and recommend any changes to the Board for approval; for these purposes, the term "conflicts of interest" refers to (a) any matter that the Board or management believes may involve the appearance or potential of a conflict of interest between Premier, Inc. or any of its affiliates and any officer or director of the Company or affiliate of an officer or director and (b) any material Related Party transaction (as such term is defined in the Board Conflict of Interest Policy), including transactions between the Company or any of its affiliates and any officer or director of the Company or affiliate officer or director of the Company; and

- review any metrics relating to environmental, social and governance ("**ESG**") matters that are required to be publicly disclosed.

As noted above, the Audit and Compliance Committee oversees our cybersecurity risk management strategy, which is designed to assess, identify, and manage material risks from cybersecurity threats, including the mitigation and response to cyber threats and incidents, and the Committee reviews periodic reports from the Company's Chief Information Security Officer, including developments in cyber threat environment and cyber risk mitigation efforts.

In connection with its duties relating to oversight of our public disclosures of financial statements and other information, the Audit and Compliance Committee also oversees a Disclosure Committee that includes, among others, our General Counsel, Chief Accounting Officer and Chief Ethics and Compliance Officer.

The Audit and Compliance Committee has established a whistleblower policy to (i) facilitate reporting in good faith any complaint of inappropriate conduct and participation in the investigation of such complaint, (ii) encourage proper individual conduct, (iii) alert the Audit and Compliance Committee of potential issues before such inappropriate conduct has serious adverse consequences and (iv) instill protections for bringing such inappropriate conduct to our Company's attention.

For additional information on the Audit and Compliance Committee's role and its oversight of the independent auditors during fiscal year 2024, see the Report of the Audit and Compliance Committee below in this proxy statement.

In connection with its duties, the Audit and Compliance Committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Compensation Committee

The Compensation Committee charter requires that the Committee consist of at least three directors, each of whom must satisfy the independence requirement for directors under NASDAQ rules and qualify as a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

The Compensation Committee's purpose and objectives under its charter are to discharge the Board's responsibilities related to the compensation of our executive officers. The committee has overall responsibility for approving and evaluating all of our compensation plans, policies and programs as applicable to the executive officers. The Compensation Committee is also responsible for reviewing and recommending to the Board the compensation of the non-management directors and has general oversight of human capital management ("**HCM**"), including diversity, equity, inclusion and belonging ("**DEIB**").



The specific responsibilities of the Compensation Committee set forth under its charter are, among others, to:

- at least annually, review and approve the annual base salaries and annual incentive opportunities of the executive officers; and periodically and as and when appropriate, review and approve the following items as they affect the executive officers: (i) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (ii) any employment agreements and severance arrangements; (iii) any change in control agreements and change in control provisions affecting any elements of compensation and benefits; and (iv) any special or supplemental compensation and benefits for the executive officers and individuals who formerly served as executive officers, including supplemental retirement benefits and perquisites provided to them during and after employment;

- make recommendations to the Board with respect to the structure of overall incentive and equity-based plans and adopt, amend or terminate plans consistent with the approved structure;

- take all permitted actions to administer and interpret our equity compensation plans and other long-term compensation plans and programs covering executive officers;

- review, approve and oversee all equity award granting practices, and the stock ownership guidelines for senior management and directors and monitor compliance with such guidelines;

- review and recommend to the Board the compensation of the non-management directors;

- review and discuss with management the Compensation Discussion and Analysis and related disclosures as may be required by the rules and regulations of the SEC;

- determine annually whether any conflicts of interest exist on the part of any executive compensation consultants retained by the Committee, and if so, ensure disclosure of such conflicts, including the nature of the conflict and how it was addressed, in our proxy statement;

- evaluate the outcome of the advisory vote of the stockholders regarding "say-on-pay" and make recommendations or take appropriate actions in response to such advisory vote;

- oversee the evaluations of our senior management;

- in conjunction with the Board, oversee the management development and succession planning process (including succession planning for emergencies) for the Chief Executive Officer and the Chief Executive Officer's direct reports;

- monitor our compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits;

- review and assess risks arising from our compensation policies and practices, and review and recommend to the Board compensation risk mitigation measures;

- oversee policies and strategies relating to HCM, including DEIB initiatives;

- review and approve our peer group of companies;

- monitor our compensation programs and policies and our performance relating to ESG matters and, in its discretion, incorporate ESG performance goals into compensation programs;

- monitor trends, stockholder concerns, and emerging issues relating to ESG matters; and

- review compensation-related matters as they pertain to our public sustainability reporting.

In connection with its duties, the Compensation Committee reviews and evaluates, at least annually, the performance of the Committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. The Compensation Committee has the sole authority to set the compensation for, and to terminate the services of, its advisors. As discussed in further detail below under Compensation Discussion and Analysis—Section 2—Executive Compensation Principles and Governance Practices—Role of the Compensation Consultant, the Compensation Committee directly engaged Mercer, a wholly owned subsidiary of Marsh & McLennan Companies, Inc., to provide advice and recommendations to the Compensation Committee on the amount and form of executive officer and Board compensation. The Compensation Committee has reviewed the services that Mercer



provides to the Compensation Committee and otherwise to us and our management, as well as the services that each individual employee of Mercer provides to us. Based on this review, the Compensation Committee has determined Mercer has no conflict of interest in providing advisory services to the Company and the Compensation Committee.

Nominating and Governance Committee

The Nominating and Governance Committee charter requires that the Committee consist of at least three directors, each of whom must satisfy the independence requirements for directors under the NASDAQ rules.

The purpose of the Nominating and Governance Committee under its charter is to (i) assist the Board by identifying and nominating individuals qualified to become directors, consistent with criteria approved by the Board; (ii) take a leadership role in shaping the corporate governance of the Company; (iii) oversee our policies and performance relating to ESG matters, (iv) oversee the evaluation of the Board and management, and (v) recommend to the Board director nominees for each of the Board's committees. The Nominating and Governance Committee has authority to retain and terminate search firms used to identify director candidates and to approve any such search firm's fees and other retention terms.

The specific responsibilities of the Nominating and Governance Committee set forth under its charter are, among others, to:

- recommend the criteria and qualifications for membership on the Board;
- identify, consider, recommend, recruit and select, or recommend that the Board select, candidates to fill open positions on the Board, including nominees recommended by stockholders;
- develop and periodically evaluate policies with regard to the consideration of director candidates recommended by stockholders;
- establish a process for identifying and evaluating nominees for director;
- conduct appropriate inquiries into the backgrounds and qualifications of possible candidates;
- recommend director nominees for approval by the stockholders;
- recommend director nominees for each of the Board's committees;
- review and recommend proposed changes to our Certificate of Incorporation and Bylaws;
- oversee the Board committee charter and policy review process;
- periodically review, revise, interpret and confirm compliance with the Corporate Governance Guidelines;
- establish and maintain an ongoing succession planning process for directors, Board leaders and Board committee members;
- recommend ways to enhance services to, and improve communications and relations with stockholders;
- monitor and evaluate our ESG programs and policies and our performance relating to ESG matters, including progress towards achievement of ESG goals;
- oversee our communication plans and any sustainability or similar reports issued in connection with ESG initiatives;
- monitor trends, stockholder concerns, and emerging issues relating to ESG matters;
- oversee periodic self-evaluations by the Board of its performance;
- evaluate the size, needs and effectiveness of the Board;
- recommend improvements to our corporate governance;
- oversee the Board orientation process for new directors and the development by the Chief Executive Officer of programs for continuing education for all directors;



- monitor the functions of the various committees of the Board and conduct periodic reviews of their contributions;

- conduct director self- and peer-assessments on a regular basis/interval and regularly review each independent director's continuation on the Board through this process;

- establish criteria for an annual performance evaluation of the Committee by the Board; and

- participate in evaluating the performance of the Chief Executive Officer.

In connection with its duties, the Nominating and Governance Committee reviews and evaluates, at least annually, the performance of the Committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Finance Committee

The Finance Committee charter requires that the Committee must consist of at least three directors. The purpose of the Finance Committee under its charter is to assist the Board in its oversight of our financial condition, strategies and capital structure.

The specific responsibilities of the Finance Committee set forth under its charter are, among others, to:

- provide oversight of our financial affairs, including: (i) reviewing the financial condition of us and our subsidiaries and (ii) reviewing, advising and making recommendations to the Board regarding proposed operating budgets for us and our subsidiaries;

- review our financial policies as they relate to the Committee's responsibilities;

- review and recommend annual limits for expenditures and borrowings;

- review, recommend and monitor significant mergers, acquisitions, divestitures, joint ventures, minority investments and other debt and equity investments;

- review and make recommendations to the Board regarding management's recommendations to the Committee for significant capital expenditures, including for real estate, facilities and information technology;

- review management's plans and objectives for our capitalization, including (i) the structure and amount of equity and debt desired to meet our financing needs; (ii) anticipated sources and uses of cash and (iii) our target credit rating;

- review and make recommendations to the Board regarding management's recommendations to the Committee with respect to (i) new offerings of equity and debt securities, stock splits, credit agreements, including material changes thereto, and our investment policies; (ii) dividends declared by us; (iii) any authorization for repurchases of our stock and (iv) our Corporate Cash Investment Policy;

- review our tax strategies; and

- review with management our strategies for managing significant financial risks and contingent liabilities including the use of hedges, derivative instruments, insurance coverage and related costs and other similar risk management techniques.

The Finance Committee also reviews and evaluates, at least annually, the performance of the Committee and its members. In connection with its duties, the Finance Committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Member Agreement Review Committee

The Member Agreement Review Committee charter specifies that the Committee must consist of at least two independent directors and the Chief Executive Officer.



The purpose of the Member Agreement Review Committee under its charter is to review and provide feedback to our management with respect to non-ordinary course transactions between us or our subsidiaries and our members, particularly entering into member agreements that provide for "savings guarantees" or "fees at risk" or otherwise involve financial risk that warrants Committee oversight as determined by the Committee from time to time. "Savings guarantee" means an arrangement in which we or our subsidiary agree to identify and/or implement a specific amount of savings for a customer and will pay cash for any shortfall. "Fees at risk" means a consulting arrangement in which we agree to identify and/or implement a certain amount of savings and will have our consulting fees reduced on a proportionate basis or will continue to provide consulting resources at no charge to the customer in the event that such savings are not achieved (until such savings are achieved).

The specific responsibilities of the Member Agreement Review Committee set forth under its charter are, among others, to:

- assess risks in connection with agreements entered into with members;

- review the status of risk-based agreements on a periodic basis;

- review and address the outcome of significant risk-based proposals; and

- together with the full Board, approve any increase to the aggregate permitted level of risk for management to enter into an agreement that would cause the then-current permitted level of risk to be exceeded.

The Member Agreement Review Committee also reviews and evaluates, at least annually, the performance of the Committee and its members. In connection with its duties, the Member Agreement Review Committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.



COMPENSATION OF DIRECTORS

Directors' Compensation Policy

Our Board of Directors has approved and we maintain a Directors' Compensation Policy to provide an incentive to attract and retain the services of qualified persons to serve as directors. The policy applies to each director who is not an employee of, or compensated consultant to, us or any of our affiliates (a "**non-employee director**"). The policy is designed to achieve the following key objectives:

- align the interests of the non-employee directors and stockholders;
- support overall organizational objectives and encourage the creation of stockholder value;
- attract and retain high quality talent;
- reflect the broad spectrum of talent and diverse sources of market data;
- target median competitive pay levels, as evaluated no less frequently than every three years; and
- be simple to understand and administer.

The Compensation Committee and the Board review the policy from time to time to assess whether any adjustments to the type and amount of director compensation should be made in order to fulfill the objectives of the policy. The Compensation Committee most recently reviewed the policy in 2024. These reviews consider, among other factors, market analyses of director compensation levels and practices generally and within the Company's peer group in consultation with the Compensation Committee's independent compensation consultant. No changes have been made to the policy based on the Compensation Committee's most recent review.

Under the Premier, Inc. 2023 Equity Incentive Plan (the "**2023 Plan**"), annual cash fees (including cash retainers and meeting fees) that may be earned and equity compensation that could be granted during a calendar year cannot exceed $500,000.

Under the Director's Compensation Policy as in effect for the 2024 fiscal year and continuing for fiscal year 2025, the following table sets forth the compensation elements and levels for non-employee directors and reflects the compensation for the enhanced responsibilities and time commitment associated with the positions.

	Compensation Element	Compensation Amount	
Annual Retainer	Cash Retainer	$80,000	
	Equity Retainer (or Cash Award, if applicable)[1][2]	$155,000	
Additional Retainer Fees	Board Chair	$60,000	
	Lead Independent Director	$30,000	
	Committees	*Chair*	*Member*
	Audit and Compliance Committee	$30,000	$15,000
	Compensation Committee	$30,000	$15,000
	Nominating and Governance Committee	$15,000	$ 7,500
	Member Agreement Review Committee	$15,000	$ 7,500
	Finance Committee	$15,000	$ 7,500
	Short-term Ad Hoc Committee	$10,000	$ 5,000
Other	Charitable Contribution	$1,000	

(1) Each non-employee director will receive an annual equity award of restricted stock units valued at $155,000, except for any director whose employer prohibits the receipt by such individual of equity-based awards from Premier. Non-employee directors prohibited from receiving equity-based compensation will receive an annual cash award of $125,000 in lieu of the annual equity award.

(2) The grant date of the annual equity award, and the annual cash award for directors who are prohibited from receiving equity, is the earlier of the first business day following the annual stockholders meeting or December 15. The annual equity award, and any annual cash award granted in lieu of the annual equity award, will vest in full one year after the grant date and immediately upon a change in control. Directors who begin their service mid-year will receive a pro-rated equity or cash award, which will also vest one full year after the grant date, as applicable.



Directors who are also our employees do not receive cash or equity compensation for service on the Board in addition to compensation payable for their service as employees of the Company.

Fiscal 2024 Components of Director Compensation

Cash Retainer and Fees—The amounts in the "Fees Earned or Paid in Cash" column under the Fiscal Year 2024 Director Compensation Table below are cash retainers earned for serving on our Board, as its Chair, and on its committees and as committee Chairs during fiscal year 2024. All annual retainers are paid quarterly. Each outside director receives his or her cash compensation after first being elected or appointed to the Board on a pro-rated basis for the number of days during which he or she provides service. If an outside director dies, resigns or is removed during any quarter, he or she shall be entitled to a cash payment on a pro-rated basis through his or her last day of service.

On occasion, ad hoc committees may be formed to address a particular oversight need. In the event that an ad-hoc committee is formed, the committee Chair shall be paid an annual retainer of $10,000 and committee members shall be paid a member retainer of $5,000. The Board has the authority to provide additional compensation to directors for ad hoc requests that require a substantial amount of time and/or work.

Equity or Cash Awards—On December 4, 2023, each non-employee director then serving on the Board received an award of restricted stock units ("**RSUs**") with a grant date fair value, computed in accordance with FASB Accounting Standards Codification, *Compensation—Stock Compensation (Topic 718),* of $155,020. If a director provides a written certification stating that he or she is prohibited by his or her employer from receiving equity-based compensation from Premier, then such director will receive an annual cash award of $125,000 in lieu of the annual equity award. None of our current directors has provided such a certification. With respect to equity grants, grant date fair value assumptions are consistent with those disclosed in *Note 13—Stock-Based Compensation* to our Consolidated Financial Statements in our 2024 Form 10-K. In fiscal year 2024, each non-employee director except Terry Shaw, who served on the Board until his resignation effective October 1, 2023, was awarded 7,333 RSUs, with a grant date fair market value of $21.14 per share based on the closing price of our common stock on the award date, December 4, 2023.The amounts in the "Stock Awards" column under the Fiscal Year 2024 Director Compensation Table below reflect these awards. Each annual equity award will vest one full year after the grant date.

All Other Compensation—The amounts in the "All Other Compensation" column under the Fiscal Year 2024 Director Compensation Table below includes dividend equivalents that accrued on unvested restricted stock units held by directors. Each director is entitled annually to direct an amount of $1,000 to his or her selected not-for-profit organization during the holiday season, and these payments are also reported as other compensation. Otherwise, no compensation or benefits are payable to any directors for Board service.

Director Education

We believe that we and our stockholders are best served by a Board composed of individuals who are well versed in modern principles and "best practices" of corporate governance and other subject matters relevant to board service, including matters related to the healthcare industry, and who thoroughly comprehend the role and responsibilities of board membership. Under our Corporate Governance Guidelines, we provide both internal and external educational opportunities and association memberships for our directors. To encourage continuing director education, we reimburse directors up to $7,500 annually for attending U.S.-based director education programs. Amounts reimbursed include all reasonable costs associated with attending each program, including travel, lodging and meals. Directors serving on multiple boards are encouraged to obtain pro rata reimbursement of their director education expenses from each company that they serve, but we will nonetheless reimburse 100% of the costs if this is not practicable.

Expense Reimbursement

Each non-employee director is reimbursed for his or her reasonable out-of-pocket business expenses incurred in connection with attending meetings of the Board and its committees or in connection with other business related to the Board. Each non-employee director is also reimbursed for his or her reasonable out-of-pocket business expenses authorized by the Board or one of its committees that are incurred in connection with attendance at meetings with our management.



Director Stock Ownership Guidelines

Our stock ownership guidelines require our non-employee directors to hold our common stock equal in value to at least three times the annual cash retainer. The non-employee directors are expected to meet the stock ownership guideline level within five years after receipt of their first equity-based award for service to the Board and to continuously own sufficient shares to satisfy the guideline level once attained for as long they remain a member of the Board. If a director provides us with a written certification stating that he or she is prohibited by his or her employer from receiving equity-based compensation from Premier, then such director will not receive equity-based awards from us and, accordingly, will not be subject to the stock ownership guidelines. As of June 30, 2024, all of our non-employee directors were in compliance with his or her stock ownership requirements.

Fiscal Year 2024 Director Compensation Table

Compensation in the table below reflects amounts earned in fiscal year 2024 by our non-employee directors serving on our Board for all or a portion of fiscal year 2024. Mr. Alkire, the only director who was an employee during fiscal year 2024, received no additional compensation for serving on the Board.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Cash Awards Under Directors' Compensation Policy ($)	All Other Compensation ($) (3)	Total ($)
John Bigalke	108,125	155,020	0	6,026	269,171
Helen Boudreau	129,093	155,020	0	6,026	290,139
Jody Davids	116,312	155,020	0	6,026	277,358
Peter Fine	110,000	155,020	0	6,026	271,046
Marc Miller	117,500	155,020	0	6,026	278,546
Marvin O'Quinn	102,500	155,020	0	6,026	263,546
Terry Shaw[4]	36,875	0	0	0	36,875
Richard Statuto	149,375	155,020	0	6,026	310,421
Ellen Wolf	122,953	155,020	0	6,026	283,999

(1) The amounts reflected in this column are cash retainers earned for service as a director for fiscal year 2024, regardless of when such fees are paid. For Ms. Boudreau, Ms. Davids, and Ms. Wolf, these amounts include additional fees earned for membership on the Board's ad hoc Independent Special Committee formed to explore potential strategic alternatives, which was concluded in February 2024.

(2) Each non-employee director received an annual award of 7,333 RSUs with a grant date fair value, computed in accordance with FASB Accounting Standards Codification, *Compensation—Stock Compensation (Topic 718),* of $155,020. The grant date fair value is based on the closing price for our common stock on the award date, December 4, 2023, of $21.14. Grant date fair value assumptions are consistent with those disclosed in *Note 13—Stock-Based Compensation* to our Consolidated Financial Statements in our 2024 Form 10-K. RSU grants fully vest on the first anniversary of the grant date. A total of 58,664 unvested RSUs granted to non-employee directors were outstanding as of June 30, 2024.

(3) All Other Compensation includes (i) dividend equivalents accrued and paid during fiscal year 2024 for RSUs granted in December 2022 and vested in December 2023; (ii) dividend equivalents accrued during fiscal year 2024 for RSUs granted in December 2023; and (iii) a $1,000 contribution to be made to the charity of choice for each member of the Board. Charitable contributions are generally made annually in December.

(4) Mr. Shaw resigned from the Board effective October 1, 2023.



Indemnification and Exculpation

We indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Certificate of Incorporation also includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law (regarding unlawful payment of dividends); or

- for any transaction from which the director derives an improper personal benefit.

We have entered and expect to continue to enter into agreements to indemnify our officers and directors. With certain exceptions, these agreements provide for indemnification of expenses and liabilities incurred by the indemnified individual in connection with a proceeding related to his or her service to us as an officer or director (including, among other things, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and settlement amounts).

We believe these provisions and agreements are necessary to attract and retain qualified people who will be free from undue concern about personal liability in connection with their service to us.



ITEM 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Ernst & Young LLP

In accordance with its charter, the Audit and Compliance Committee selected the firm of Ernst & Young LLP ("**EY**") to be our independent registered public accounting firm for the fiscal year 2025 audit period and, with the endorsement of the Board of Directors, recommends to our stockholders that they ratify that appointment. The Audit and Compliance Committee will reconsider the appointment of EY for the next audit period if such appointment is not ratified. Representatives of EY are expected to virtually attend the Annual Meeting, will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

The Audit and Compliance Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Compliance Committee has evaluated EY's qualifications, performance and independence, including that of the lead audit partner. The Audit and Compliance Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, EY is required to confirm that the provision of such services does not impair its independence.

Before selecting EY, the Audit and Compliance Committee carefully considered the firm's qualifications and prior performance. This included a review of its performance in prior years, and over the course of the most recently completed fiscal year, including the quality and efficiency of the services provided and EY's communication and interactions with our management and the Audit and Compliance Committee. The Audit and Compliance Committee also considered EY's independence, objectivity, reputation for integrity and competence in the fields of accounting and auditing, technical expertise, knowledge of our industry and business operations and fee structure. The Audit and Compliance Committee has expressed its satisfaction with EY in all of these respects. The Audit and Compliance Committee's review included inquiry concerning any litigation involving EY and any investigations or proceedings by the SEC or Public Company Accounting Oversight Board ("**PCAOB**") against the firm, if any. In this respect, the Audit and Compliance Committee has concluded that the ability of EY to perform services for Premier is in no way adversely affected by any such investigation or litigation.

EY has served as our auditor since 1991. We believe there are significant benefits to retaining a longer-tenured independent registered public accounting firm. EY has gained institutional knowledge and expertise regarding our business operations, accounting policies and practices, and internal control over financial reporting. We believe EY's audit and other fees are also competitive with peer companies because of EY's familiarity with us and our operations. Notwithstanding EY's tenure, we believe EY's independence provides significant benefit to stockholders by ensuring an unbiased audit of our consolidated financial statements and our internal control over financial reporting. In addition, the lead partner for EY's audit engagement with us rotates at least every five years.

Audit and Compliance Committee Pre-Approval of Accounting Services

The Audit and Compliance Committee of our Board is responsible for the appointment, oversight and evaluation of our independent registered public accounting firm. In accordance with our Audit and Compliance Committee's charter, our Audit and Compliance Committee must approve, in advance of the service, all audit, audit-related, and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Exchange Act. The Audit and Compliance Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of EY.

The Audit and Compliance Committee has established a policy regarding pre-approval of audit, audit-related, and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit and Compliance Committee must approve the services to be rendered and fees to be charged by our independent registered public accounting firm. Typically, the Audit and Compliance Committee approves services up to a specific amount of fees.



The Audit and Compliance Committee must then approve, in advance, any services or fees exceeding those pre-approved levels, subject to the *de minimis* exception for non-audit services set forth in Section 10A(i)(1)(B) of the Exchange Act unless otherwise limited by the Committee. The Audit and Compliance Committee may delegate pre-approval authority to a subcommittee consisting of one or more of its members but which must include the Chair of the Audit and Compliance Committee. All requests or applications for services to be provided by our independent registered public accounting firm must be submitted to specified officers who will determine whether such services are included within the list of pre-approved services. All requests to the Audit and Compliance Committee for specific approval of services that do not have general pre-approval must be accompanied by a statement that the request is consistent with the independent registered public accounting firm's independence from Premier.

Principal Accounting Fees and Services

The following table presents the fees billed to us and our subsidiaries for services rendered by EY for the fiscal years ended June 30, 2024 and 2023. All such fees were pre-approved by our Audit and Compliance Committee.

	FY 2024	FY 2023
	($) in thousands	
Audit Fees[1]	$3,758	$4,112
Audit-Related Fees[2]	729	725
Tax Fees[3]	—	—
All Other Fees[3]	—	—
Total[3]	$4,487	$4,837

(1) Represents audit fees billed in each of fiscal years 2024 and 2023. Audit fees in fiscal years 2024 and 2023 include the audit of our consolidated financial statements and subsidiaries, the audit of our internal control over financial reporting, consent for the registration of securities with the SEC and services provided in connection with the review of our quarterly condensed consolidated financial statements included in our SEC filings.

(2) Represents audit-related fees billed in each of fiscal years 2024 and 2023. Audit-related fees in fiscal years 2024 and 2023 principally related to professional services in connection with financial due diligence, internal controls and other services that are traditionally performed by our independent registered public accounting firm.

(3) In fiscal years 2024 and 2023, EY did not provide any products or services that would be required to be disclosed under "tax fees" or "all other fees" in the table above. In fiscal years 2024 and 2023, no services or fees were approved without Audit and Compliance Committee pre-approval pursuant to the *de minimis* exception set forth in Section 10A(i)(1)(B) of the Exchange Act.



Board Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2025.

In accordance with the Board's recommendation, the proxy holders will vote the shares of common stock covered by valid and timely received proxies "**FOR**" the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2025, unless instructed otherwise.



COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("**CD&A**") describes our executive compensation policies, programs and objectives, as they relate to compensation decisions we made for our NEOs during fiscal year 2024. Detailed compensation information is provided in tabular format with related narrative disclosure.

Named Executive Officers

Our named executive officers ("**NEOs**") for fiscal year 2024 include our Chief Executive Officer ("**CEO**"), our Chief Financial Officer ("**CFO**"), and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as of the end of fiscal year 2024 (listed alphabetically after CEO and CFO in all tables within this CD&A).

Name	Title
Michael Alkire	President and Chief Executive Officer
Craig McKasson[1]	Chief Administrative and Financial Officer
Leigh Anderson[2]	Chief Operating Officer
Andrew Brailo	Chief Commercial Officer
David Klatsky	General Counsel

(1) On August 15, 2024, Mr. McKasson notified us that he will step down from his role as Chief Administrative and Financial Officer on November 11, 2024, and will retire on December 31, 2024. From November 11, 2024 until his December 31, 2024 retirement date, Mr. McKasson will remain employed as an executive advisor and will assist with the transition of his responsibilities to Glenn Coleman, who will succeed Mr. McKasson as our Chief Administrative and Financial Officer effective November 11, 2024, and provide such other services as needed. Mr. McKasson is expected to remain available as a consultant for two years following his retirement.

(2) Effective September 12, 2023, Mr. Anderson was promoted to Chief Operating Officer. He previously served as President of Performance Services.

(3) Effective September 12, 2023, Mr. Brailo was promoted to Chief Commercial Officer. He previously served as Chief Customer Officer.

Contents

The CD&A has four sections:

- Section 1 – Executive Summary
- Section 2 – Executive Compensation Principles and Governance Practices
- Section 3 – Elements of our Executive Compensation Programs
- Section 4 – Additional Compensation Practices and Policies



SECTION 1 – EXECUTIVE SUMMARY

Linking Executive Compensation to Our Vision, Mission and Values

VISION	MISSION
Through the collaborative power of the Premier alliance, we will lead the transformation to high-quality, cost-effective healthcare	To improve the health of communities

VALUES

Innovation	*Integrity*	*Passion for Performance*	*Focus on People*
Seeking breakthrough opportunities, taking risks and initiating meaningful change	Integrity of the individual, the enterprise and the alliance	A passion for performance and a bias for action, creating real value for all stakeholders and leading the pace	Demonstrating respect for all, and mutual commitment to the success of the alliance, our employees, our business partners and the communities we serve

From serving our members, to improving healthcare in our communities, to investing in our people, our Vision, Mission and Values are at the heart of everything we do at Premier. Within this context, we design all of our compensation programs with the following core objectives:

- hiring exceptionally talented people who are passionate about our Vision and Mission and exemplify our Values;
- driving sustained performance of our people to achieve challenging short- and long-term financial and operational goals that increase stockholder value; and
- retaining the strongest and most diverse talent who are critical to the realization of our Vision, the achievement of our Mission and represent our Values.

Our 2023 Stockholder Say-on-Pay Vote

At our 2023 Annual Meeting of Stockholders, we sought stockholder approval, on an advisory basis, of the compensation of our NEOs for the fiscal year ended June 30, 2023, as disclosed in our 2023 proxy statement (the "**say-on-pay vote**"). We hold our say-on-pay vote annually. Approximately 97.5% of the say-on-pay votes cast were votes "FOR" our executive compensation program.

Our votes "FOR" our executive compensation program increased from fiscal 2022 to fiscal 2023, showing strong support for our compensation principles, programs, and governance practices. However, we always strive to increase the level of stockholder support. For this reason, we continue to actively engage with our stockholders to solicit input and better understand their perspectives regarding our executive compensation programs. Stockholder feedback is very important to us, and we continue to take measured and appropriate steps to enhance transparency and disclosures regarding executive compensation.



We develop a proactive stockholder outreach program on an annual basis, structured based on the periods between our annual stockholder meetings. Our stockholder engagement team includes a director who sits on both the Compensation Committee and Nominating and Governance Committee of the Board of Directors as well as management from finance, human resources and investor relations. Since our 2023 Annual Meeting of Stockholders, we engaged in outreach to stockholders representing nearly a majority of our outstanding shares of common stock as of March 2024 (the reference for our most recent outreach program), leading to meetings with holders of more than a third of those outstanding shares. These recent and past stockholder engagement meetings have helped shape our thoughts on our compensation principles, programs and governance practices as well our related disclosures.

Based on stockholder feedback, effective for fiscal year 2024 we made an important change to adopt free cash flow as a financial metric for our annual incentive plan, weighted equally with revenue and adjusted EBITDA (financial measures used in the fiscal year 2023 plan). Also, effective for fiscal year 2025, we made another important change to add net revenue as a second and equally-weighted measure along with adjusted EPS for our performance share awards to balance our focus on top- and bottom-line growth and more clearly measure our long-term ability to diversify our offerings and grow the core business through new and existing customers. As we continue our engagement with stockholders, we will continue to solicit further input and consider further changes to our compensation programs.



SECTION 2 – EXECUTIVE COMPENSATION PRINCIPLES AND GOVERNANCE PRACTICES

The Compensation Committee of our Board is generally responsible for administering our executive compensation programs. The Compensation Committee adopts our executive compensation principles and implements governance practices to promote and protect our stockholders' interests and based on the principles and objectives described below. The compensation for Mr. Alkire, our CEO, is approved by the Board based on the analysis and recommendation of the Compensation Committee. The compensation for our other NEOs is reviewed and approved by the Compensation Committee.

Our Compensation Practices

The table below outlines the foundational principles used in the design of our executive compensation program and the practices that govern the program.

What We Do
• Allocate a significant portion of the annual target compensation for executives to variable at-risk incentives
• Incorporate rigorous short- and long-term performance goals in our incentive programs in alignment with our long-term strategic growth objectives
• Benchmark compensation levels and structure relative to a comparable group of peer companies
• Retain Mercer as our independent compensation consultant to advise us on our executive compensation programs
• Cap payouts for the annual and performance-based long-term incentives at 150% of target
• Maintain stock ownership requirements for executives
• Mandate that our NEOs trade equity exclusively via SEC Rule 10b5-1 trading plans, which can be established only during open trading windows and require an extended cooling off period before trades can be executed
• Maintain a clawback policy applicable to all incentive awards
• Use restrictive covenants including non-compete protections consistent with applicable law

What We Don't Do
• Focus on short-term results at the expense of long-term objectives
• Allow margining, derivative or speculative transactions, such as hedges, pledges and short sales by our NEOs
• Provide tax gross-up payments
• Re-price "under water" outstanding stock options without stockholder approval
• Provide separate employer-paid supplemental pensions for our executives
• Provide automatic "single-trigger" equity award vesting and severance
• Incentivize excessively risky business decisions

Executive Compensation Key Objectives

In setting and overseeing our executive compensation programs, the Compensation Committee focuses on the following key objectives:

- attract and retain exceptional and diverse executive talent;
- support business objectives;
- encourage the creation of stockholder value by focusing executive pay more on long-term equity compensation than short-term compensation;
- recognize our unique business structure and focus;



- reflect the broad and diverse spectrum of talent and diverse sources of market data; and

- provide reward opportunities consistent with business performance.

We design our executive compensation programs in support of these objectives by doing the following:

Using a mix of fixed and variable compensation	We heavily weight our NEOs' compensation mix toward variable, at-risk compensation so that our program encourages behaviors that align to our short- and long-term performance.
Requiring NEOs to be significant stockholders	We require our NEOs to own specified levels of Premier stock under our Stock Ownership Guidelines to enhance alignment of executive and stockholder interests.
Regularly reviewing our compensation programs to pay competitively	We review our executive compensation program at least annually versus our peer group to evaluate competitive compensation levels and alignment with the external market to attract and retain exceptional leaders with strong, balanced skills. The Compensation Committee also reviews our peer group annually to ensure that we continue to pay competitively.

Role of the Compensation Consultant

During our fiscal year 2024, the Compensation Committee directly retained the services of Mercer to provide advice and recommendations to the Compensation Committee on executive officer compensation programs. Mercer's fees for executive compensation consulting to the Compensation Committee for fiscal year 2024 were approximately $411,000.

During fiscal year 2024, Mercer provided the following services to the Compensation Committee related to executive officer compensation:

- attended meetings of the Compensation Committee as the Committee's advisor;

- evaluated the competitive positioning of our executive officers' base salaries, annual incentive and long-term incentive compensation relative to our peer companies;

- advised on target award levels within the annual and long-term incentive plans and, as needed, on actual compensation actions;

- assessed the alignment of executive officer compensation levels relative to our performance against our peer companies and relative to the Compensation Committee's articulated compensation philosophy;

- provided advice on the design of our annual and long-term incentive plans; and

- advised on the performance measures and performance targets for the annual and long-term incentive programs.

During fiscal year 2024, management retained the services of Marsh & McLennan Companies, Inc. subsidiaries Marsh & McLennan Agency LLC and National Economic Research Associates, Inc., affiliates of Mercer, to provide insurance services and economic consulting services, respectively. The aggregate fees paid for these services for fiscal year 2024 were approximately $313,000. The decision to engage these Mercer affiliates for these other services was made by management. Neither the Board nor the Compensation Committee are required to provide (and management did not seek) pre-approval of these services.

Based in part on the policies and procedures Mercer and the Compensation Committee have in place, the Compensation Committee believes that the advice it receives from Mercer is objective and not influenced by Mercer's or its affiliates' relationships with Premier and that Mercer does not have any conflict of interest in providing these services. These policies and procedures include:

- the executive compensation consultant receives no incentive or other compensation based on the fees charged to us for other services provided by Mercer or any of its affiliates;



- the executive compensation consultant is not responsible for selling other Mercer or affiliate services to us;

- Mercer's professional standards prohibit the executive compensation consultant from considering any other relationships Mercer or any of its affiliates may have with us in rendering his or her advice and recommendations;

- the Compensation Committee has the sole authority to retain and terminate the executive compensation consultant;

- the executive compensation consultant has direct access to the Compensation Committee without management intervention;

- the Compensation Committee evaluates the quality and objectivity of the services provided by the executive compensation consultant each year and determines whether to continue to retain the consultant; and

- the protocols for the engagement (described below) limit how the executive compensation consultant may interact with management.

While it is necessary for the executive compensation consultant to interact with management to gather information, the Compensation Committee has adopted protocols governing if and when the executive compensation consultant's advice and recommendations can be shared with management. These protocols are included in the Compensation Committee's engagement letter with Mercer. The Compensation Committee also determines the appropriate forum for receiving the executive compensation consultant's recommendations. Where appropriate, management invitees are present to provide context for the recommendations.

Our Peer Group

We use a peer group of companies to analyze external market compensation practices. We consider this information when implementing competitive and performance-driving compensation packages for our NEOs and other executive officers. With input from management and Mercer, the Compensation Committee reviews the peer group annually so that its size and composition remain appropriate. Each year, we compare our compensation programs with those of our peer group and assess whether our executive compensation programs and target compensation levels are consistent with market practice.

The Compensation Committee established our peer group from publicly-traded companies and considers characteristics such as industry, business and services descriptions, company size including revenue and/or market capitalization, competitors for our talent, and other factors. Based on these considerations and input from Mercer and our management, our Compensation Committee reviewed and approved our peer group for fiscal year 2024 to include the following thirteen companies:

- Amedisys, Inc.
- AMN Healthcare Services, Inc.
- ASGN Incorporated
- Dentsply Sirona Inc.
- Evolent Health, Inc.
- FTI Consulting, Inc.
- Huron Consulting Group, Inc.

- Omnicell, Inc.
- Owens & Minor, Inc.
- Patterson Companies, Inc.
- Pediatrix Medical Group, Inc
- R1 RCM Inc.
- Veradigm, Inc.

To ensure an appropriate peer group, two companies, Dentsply Sirona Inc. and Amedisys, Inc., were added to the peer group for fiscal year 2024 based primarily on financial and operational similarities and other factors. As we grow and evolve, and as the companies in our peer group change (e.g., due to merger, acquisition or delisting), our Compensation Committee will continue to review and reconfigure our peer group as appropriate (e.g., an updated peer group has been established for fiscal year 2025).



The table below summarizes and compares our revenue and market capitalization to that of the peer group as of May 2023 as considered by our Compensation Committee when establishing our fiscal year 2024 peer group. Revenue for the peer group is as of each respective company's most recently completed fiscal year as of May 18, 2023, and market capitalization for the peer group is as of May 18, 2023. Excluding Premier, the median annual revenue of the peer group was $2.223 billion, which was higher than our fiscal year 2023 revenue; and the median market capitalization of the peer group was $3.302 billion, which was slightly higher than our market capitalization as of May 18, 2023.

	Peer Group Summary[1]	Annual Revenue ($) in billions	Market Capitalization ($) in billions
Peer Group	**75th Percentile**	4.912	4.863
	Median	2.223	3.302
	25th Percentile	1.441	1.476
	Premier	1.336[2]	3.176[3]
	Premier Percentile Rank	19%	49%

(1) Source: S&P Global Market Intelligence as of May 2023.
(2) Premier total net revenue for fiscal year 2023 as reported in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023.
(3) Premier market capitalization includes all outstanding common stock and is based on the May 18, 2023 closing price ($26.67) of our common stock on the NASDAQ Global Select Market.

Our Competitive Positioning

Our Compensation Committee reviews the median peer group data for total direct compensation (at target), including base salary and annual and long-term incentives. Company and individual performance and other factors, including potential succession, ultimately determine where target compensation for our NEOs is positioned.

In determining appropriate compensation levels for our NEOs, our Compensation Committee reviews compensation levels for executives in similarly situated roles at companies in our peer group and in general survey data. At the request of the Compensation Committee, Mercer performs benchmarking for our executives and works with our executive management to provide compensation recommendations.

Our Pay Mix

Our pay mix is an important aspect of our executive compensation program, which focuses on at-risk performance-based compensation that is designed to drive annual and long-term performance, enhance retention, and maintain competitiveness with the external marketplace.



The charts below illustrate the fiscal year 2024 pay mix for our CEO and the average for all other NEOs, which includes cash-based incentives (annual base salary and target annual bonus for fiscal year 2024) and target long-term equity incentives (awarded in fiscal year 2024). Performance-based incentives (target annual bonus and target long-term equity incentives) represent a substantial majority of our NEOs' target total direct compensation.

CEO Pay Mix


Base Salary 13%
Target Annual Bonus 20%
Target Equity 67%
CASH 33%
LONG-TERM EQUITY AWARD 67%
PERFORMANCE BASED 87%

All Other NEOs Pay Mix
(Aggregated Average)


Base Salary 23%
Target Annual Bonus 20%
Target Equity 57%
CASH 43%
LONG-TERM EQUITY AWARD 57%
PERFORMANCE BASED 77%

SECTION 3 – ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAMS

Below is a summary of our executive compensation program that applies to our NEOs. In addition to the elements summarized below, our NEOs are eligible to participate in a voluntary non-qualified deferred compensation plan and a company-wide defined contribution (i.e., 401(k) savings) program. A more detailed description of our executive compensation program elements and any relevant fiscal year 2024 actions follows this table.

Pay Element	Base Salary	Annual Incentive Program	Equity Program	
			Performance-based Stock Units ("Performance Shares")	Time-based Restricted Stock Units ("RSUs")
Description	• Ongoing fixed cash compensation	• Annual cash incentive plan based on target amounts for each NEO • Actual awards may be higher or lower than target based on business performance • Awards are 0% of target for below-threshold performance or 50% to 150% of target for above-threshold performance	• Shares of stock are earned based on our performance during a 3-year performance cycle if pre-determined performance goals are achieved • Awards are 0% of target for below-threshold performance or 50% to 150% of target for above-threshold performance	• RSUs vest at defined times subject to continued service requirement
Purpose	• Attract and retain exceptional and diverse talent • Reflect business expectations, competencies and values	• Motivate achievement of Premier's annual financial, member and strategic objectives • Reflect challenges and share in risk with our performance • Balance business unit and corporate focus • Provide an annual balanced focus relative to long-term (equity) incentive plan objectives	• Motivate sustained achievement of long-term earnings or other growth goals[3] • Align NEOs' interests with stockholders' interests including maximizing stockholder return • Enhance retention • Provide a long-term balanced focus relative to annual incentive plan objectives	
Who Receives	All NEOs			
When Granted/Paid	Reviewed annually, paid semi-monthly	Paid within 2.5 months after fiscal year end	Generally granted annually in August	
Form of Delivery	Cash		Premier Common Stock	
Type of Performance	Short-term/Annual		Long-term	
Performance/Vesting Period[1]	N/A	1-Year Performance Cycle	3-Year Performance Cycle	Vests in equal annual installments over 3 years
Performance Measures	Competencies, values, individual performance, long-term potential	Revenue growth, Non-GAAP Adjusted EBITDA growth, Free Cash Flow[2], Key Strategic Objectives	3-Year Non-GAAP Adjusted EPS[3]	N/A

(1) Subject to accelerated or pro rata vesting based on certain events such as a change in control in conjunction with a secondary condition or the employee's death, disability or other qualifying termination of service.

(2) Beginning with our 2024 fiscal year, in response to stockholder feedback, Free Cash Flow was added as an annual incentive plan metric weighted equally with the other financial metrics.

(3) Beginning with our 2025 fiscal year, in response to stockholder feedback, Performance Shares will be based on equally-weighted Non-GAAP Adjusted EPS and Net Revenue with annual targets within the three-year performance cycle.



Base Salary

Overview

Base salary is the fixed pay element of our total direct compensation paid to our NEOs throughout the year for performing their day-to-day responsibilities. The Compensation Committee reviews the base salaries for NEOs in similarly situated roles in our peer group and general industry survey data, and determines NEOs' salaries based on roles, responsibilities, supply/demand for talent in the market, Company and individual performance and potential to assume roles with a higher level of responsibility and experience. The Compensation Committee reviews each NEO's base salary annually, or more frequently if there is a change in an NEO's scope of responsibilities, and considers whether base salary increases are warranted. The base salary for Mr. Alkire, our CEO, is approved by the Board based on the analysis and recommendation of the Compensation Committee. The base salary for our other NEOs is reviewed and approved by the Compensation Committee. Base salary changes, if any, are generally effective September 1 for all our employees, including NEOs.

2024 Actions

The following table sets forth our NEO base salaries for fiscal years 2023 and 2024. As set forth in the table, Mr. Alkire's, Mr. McKasson's, Mr. Brailo's and Mr. Anderson's base salaries were increased for fiscal year 2024. The Compensation Committee and the Board (in the case of Mr. Alkire) approved these increases to incentivize the continued performance of these executives and promote their retention in light of the highly competitive nature of the market for executive talent and the perceived impact the loss of any of these executives would have on the Company's ability to implement its operational and strategic goals.

In addition, in the case of Mr. McKasson, Mr. Brailo, and Mr. Anderson, the Board and Compensation Committee considered organizational changes and increasing current and future responsibilities taken on by these executives, including Mr. McKasson's increasing responsibilities associated with strategic and corporate governance processes, Mr. Brailo's additional responsibilities associated with his promotion to Chief Commercial Officer, and Mr. Anderson's additional responsibilities associated with his promotion to Chief Operating Officer. Mr. Klatsky's base salary remained unchanged in fiscal year 2024.

Name	2023 Base Salary ($)	2024 Base Salary ($)	Change
Michael Alkire	1,075,000	1,100,000	2.3%
Craig McKasson	635,613	685,000	7.8%
Leigh Anderson	608,465	670,000	10.1%
Andrew Brailo	500,000	540,000	8.0%
David Klatsky	535,343	535,343	0%

Our Annual Incentive Plan

Overview

Our annual incentive plan is a one-year cash-based incentive designed to reward NEOs for delivering annual financial, member and strategic results relative to pre-established performance targets during a fiscal year. Our Compensation Committee works with Mercer and the Company's management to determine the annual incentive structure, performance metrics and related threshold, target and stretch goals for our NEOs at the beginning of each fiscal year. At the end of the fiscal year, the Compensation Committee determines the actual payment amount for each NEO based on results of the Company's performance against established goals. Annual incentive plan determinations by our Compensation Committee for our CEO are subject to Board approval.

For all of our NEOs, the fiscal year 2024 annual incentive plan was based 60% on our financial performance and 40% on certain key strategic objectives, collectively called the "Corporate Score." Payouts for financial performance were tied equally to net revenue, Non-GAAP Adjusted EBITDA, and Free Cash Flow. Payouts for key strategic objectives



were weighted equally for each of the following four objectives for all of our NEOs: targeted levels of GPO member savings; targeted levels of contract penetration within existing GPO accounts; growth goals for certain aspects of our Contigo Health business; and growth goals for certain aspects of our Remitra business. We do not publicly disclose full information about specific goals or performance targets related to these strategic objectives, as we believe that revealing these goals and targets would provide competitors and other third parties with insights into our confidential planning and strategies, thus potentially harming us competitively, as well as our stockholders.

Our performance targets are designed to be challenging based on the likelihood of attainment, incorporating historical and potential future achievement analyses. Additional descriptions of the individual performance metrics, including the definitions of the non-GAAP financial metrics, and the rationales for the use of each metric, is set forth below in this proxy statement in the section entitled Annual Incentive Plan and Equity Plan Metrics Definitions. The Compensation Committee used equal weightings for each of net revenue, Non-GAAP Adjusted EBITDA, and Free Cash Flow, as it believes using both revenue and profitability measures helps drive a balance of top- and bottom-line performance so that increasing revenue does not come at the expense of declining profitability, and that using a cash flow measure helps drive operational health and efficiency. The Compensation Committee uses strategic metrics in addition to financial metrics because strategic metrics foster alignment with significant strategies undertaken as part of our business growth strategies. More generally, the Compensation Committee believes the overall use of these financial and strategic objectives incentivize our NEOs to collaborate on and align to a company-wide focus.

2024 Actions

Our NEOs' target annual incentive opportunities did not change from fiscal year 2023 to fiscal year 2024. Our NEOs' fiscal year 2023 and 2024 target annual incentive percentages are set out in the table below.

Name	2023 Annual Incentive Plan Target (% of base salary)	2024 Annual Incentive Plan Target (% of base salary)
Michael Alkire	150%	150%
Craig McKasson	125%	125%
Leigh Anderson	75%	75%
Andrew Brailo	75%	75%
David Klatsky	75%	75%

Annual Incentive Plan Calculation

The Compensation Committee used the calculation below to determine fiscal year 2024 annual incentive plan payouts for our NEOs.

	Annual Base Salary ($) as of June 30, 2024	X	Target Annual Award Opportunity (% of Annual Base Salary)	X	Achievement Percentage Earned (0% or 50%—150%) (Rounded)	=	FY2024 Annual Incentive Award ($)
Michael Alkire	1,100,000		150%		109.1%		1,800,150
Craig McKasson	685,000		125%		109.1%		934,168
Leigh Anderson	670,000		75%		109.1%		548,227
Andrew Brailo	540,000		75%		109.1%		441,855
David Klatsky	535,343		75%		109.1%		438,044



Corporate Performance Score

The fiscal year 2024 annual incentive plan payout for all of our NEOs was based 100% on the Corporate Score, for which the metrics, weightings, goals and payout ranges are summarized in the table below.

| | Corporate Performance Metrics[1] | Weighting | Performance Goals[2] | | | Payout Range[4] | Achievement | | |
			Threshold[3]	Target[3]	Stretch[3]		2024 Actual Performance[5]	Achievement of Target	Payout Percentage[6]
Corporate Score (100%)	**Revenue**	20%	$1,254.0	$1,407.3	$1,435.1	0%—150%	$1,346.4	76.5%	15.3%
	Adjusted EBITDA[7]	20%	$ 393.9	$ 442.1	$ 450.8		$ 445.8	121.5%	24.3%
	Free Cash Flow[7]	20%	$ 196.8	$ 220.8	$ 225.2		$ 278.0	150.0%	30.0%
	Key Strategic Objectives	40%	50%	100%	150%		98.8%[8]	98.8%	39.5%
							Corporate Score		**109.1%**

(1)   See the Annual Incentive Plan and Equity Plan Metrics Definitions section below for the descriptions of these performance metrics.

(2)   In millions for Revenue, Non-GAAP Adjusted EBITDA and Free Cash Flow.

(3)   The payout range for each metric is 50% at threshold, 100% at target and 150% at or above stretch performance. The payout percentage for performance below threshold is 0%.

(4)   The total annual incentive award is capped at 150% of target.

(5)   For Free Cash Flow, 2024 Actual Performance includes an adjustment to reported Free Cash Flow related to cash taxes paid on proceeds received from the sale of non-healthcare GPO member contracts and associated future revenues to OMNIA Partners, LLC. See Appendix A for a reconciliation of this adjustment to our reported non-GAAP Free Cash Flow as well as the comparable GAAP measure. This modification solely for the 2024 annual incentive plan was approved by the Compensation Committee because the proceeds associated with the OMNIA transaction were not included in Free Cash Flow and accordingly the associated cash taxes resulting from those proceeds were considered unrelated to evaluation of operating performance for purposes of the 2024 annual incentive plan.

(6)   Calculated as the weighting for each metric multiplied by the Achievement of Target column, based on the performance goal table. Percentages reflect interpolation between threshold and target, or target and stretch achievement, as applicable, and are rounded.

(7)   See the Annual Incentive Plan and Equity Plan Metrics Definitions section below and Appendix A for descriptions of Non-GAAP Adjusted EBITDA and Free Cash Flow and a reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as an alternative to, their comparable GAAP measures.

(8)   The Key Strategic Objectives performance score reflects the aggregate performance scoring of each the individual strategic measures that comprise the Key Strategic Objectives.

The table below sets out the achievement percentages, target payouts and actual fiscal year 2024 annual incentive plan payouts for each NEO.

NEO	FY 2024 Corporate Performance Score Percentage (%)	Target FY 2024 AIP Payouts (100% Payout) ($)	Actual FY 2024 AIP Payouts ($)
Michael Alkire	109.1%	$1,650,000	$1,800,150
Craig McKasson	109.1%	$ 856,250	$ 934,168
Leigh Anderson	109.1%	$ 502,500	$ 548,227
Andrew Brailo	109.1%	$ 405,000	$ 441,855
David Klatsky	109.1%	$ 401,507	$ 438,044

Our Equity Plan

Overview

We design our equity grants to align our NEOs' interests with those of our stockholders. In fiscal year 2024, the Compensation Committee granted fiscal year 2024 annual equity awards to our NEOs, whereby 60% of the grant represented performance-based restricted stock units ("**Performance Shares**"), and 40% of the grant represented time-based restricted stock units ("**RSUs**"), as outlined in the chart below. These award types are, together, designed to focus management on driving achievement of long-term financial growth goals and maximizing stockholder return, provide a long-term balanced focus relative to annual incentive plan objectives, and enhance retention. The Compensation Committee feels this mix of the two award types provides proper alignment with stockholders'



interests and has an appropriate emphasis on long-term company performance. The Compensation Committee also believes this mix of equity vehicles supports our long-term objectives by emphasizing performance-based equity awards (Performance Shares) over time-based equity awards (RSUs).

The Compensation Committee determines the type of awards to be granted and the amount of individual awards granted to NEOs (subject to Board approval in the case of our CEO), based on an analysis of competitive long-term incentive market practices within our peer group generally, and across healthcare supply chain, technology and general industries (based on compensation surveys) for each executive's position.

The annual grant date for Performance Shares and RSUs is typically in the second month of the fiscal year; fiscal year 2024 equity awards were granted on August 25, 2023.

Our 2024 Equity Plan



RSUs
40%
Performance
Shares
60%

2024 Grant Calculations

The Compensation Committee uses the following calculation to determine the (i) target number of shares underlying Performance Shares and RSUs awarded to each NEO, and (ii) actual number of shares of our common stock earned by each NEO under the Performance Shares at the end of the performance cycle.



Performance Shares Only:
Target Shares are adjusted at End of 3-Year Performance Cycle that determines Shares Issued
Annual Base Salary
X
Target Award (% of Annual Base Salary)
X
60% Performance Shares
40% RSUs
÷
Closing Price of Premier Common Stock (on Grant Date)
=
Target Performance Shares
X
Achievement Percentage (Adjusted EPS)
=
Shares Issued (before tax withholding)
Number of RSUs
=
Shares Issued @ Vesting (before tax withholding)

Target Award

NEOs' equity target awards are expressed as a percentage of annual base salary and are determined by the Compensation Committee annually (subject to Board approval for our CEO) based on each NEO's role, responsibilities, external market information (including the long-term incentive practices of our peer group) and long-term NEO potential and performance.



2024 Actions

Mr. Alkire's equity target percentage for fiscal year 2024 was increased from 490% to 500%, Mr. Anderson's target percentage for fiscal year 2024 was increased from 225% to 275%, and Mr. Brailo's equity target percentage for fiscal 2024 was increased from 165% to 180%. The Compensation Committee and the Board (in the case of Mr. Alkire) approved these increases to incentivize these executives' continued performance and promote retention in light of the highly competitive nature of the market for executive talent and the perceived impact that the loss of Mr. Alkire, Mr. Anderson, and Mr. Brailo would have on the Company's ability to implement its operational and strategic goals. In addition, the Compensation Committee considered Mr. Anderson's and Mr. Brailo's increasing responsibilities associated with their promotions to Chief Operating Officer and Chief Commercial Officer, respectively. All other NEOs' equity target percentages remained unchanged in fiscal year 2024.

Our NEOs' fiscal year 2023 and 2024 target equity incentive percentages are set out in the table below.

Name	2023 Equity Incentive Plan Target (% of base salary)	2024 Equity Incentive Plan Target (% of base salary)
Michael Alkire	490%	500%
Craig McKasson	325%	325%
Leigh Anderson	225%	275%
Andrew Brailo	165%	180%
David Klatsky	200%	200%

The fiscal year 2024 annual equity grants for our NEOs are summarized in the table below:

NEO	Annual Base Salary ($)	Equity Target Award (% of Base Salary)	Target Award ($)	Performance Shares Grant Value – 60% ($)	RSUs Grant Value – 40% ($)	Target Performance Shares (#)	RSUs (#)
Michael Alkire	1,100,000	500%	5,500,000	3,300,000	2,200,000	152,496	101,664
Craig McKasson	685,000	325%	2,226,250	1,335,750	890,500	61,726	41,151
Leigh Anderson	670,000	275%	1,842,500	1,105,500	737,000	51,086	34,058
Andrew Brailo	540,000	180%	972,000	583,200	388,800	26,951	17,967
David Klatsky	535,343	200%	1,070,685	642,411	428,274	29,687	19,791

Fiscal Year 2024 Performance Share and RSU Grants

The number of fiscal year 2024 Performance Shares granted to our NEOs was based on the target grant value of their Performance Shares shown in the table above and the closing price of our common stock on the grant date, August 25, 2023 (the "**Grant Date**"). Similarly, the number of fiscal year 2024 RSUs granted to our NEOs was based on the grant value of their RSUs and the closing price of our common stock on the Grant Date.

The fiscal year 2024 Performance Share grants are for the fiscal three-year performance cycle beginning July 1, 2023, and ending June 30, 2026. Following the end of the performance cycle, the Compensation Committee will determine and deliver shares of our common stock in settlement of Performance Shares based on performance results. For performance below threshold, no shares of our common stock will be delivered; for performance at threshold, 50% of target shares of our common stock will be delivered; at target, 100% of target shares will be delivered; at stretch, 150% of target shares will be delivered. For performance between threshold and target or between target and stretch, the Compensation Committee will use straight-line interpolation to determine results and corresponding share amounts. Provided the Compensation Committee certifies performance at or above the threshold level, shares of our common stock will generally be delivered in settlement of the Performance Shares in the first fiscal quarter following the end of the performance cycle. See the Grants of Plan-Based Awards in Fiscal Year 2024 table in the Compensation Tables section of this proxy statement below for potential share amounts based on threshold, target and stretch performance.



The fiscal year 2024 RSUs vest in three equal installments on each of the three anniversaries following the Grant Date.

Performance Goal for Fiscal Year 2024 Performance Shares

The actual number of shares that will be delivered to our NEOs at the end of the performance cycle, pursuant to the fiscal year 2024 Performance Share grants, will be based 100% on Non-GAAP Adjusted EPS performance. See the Annual Incentive Plan and Equity Plan Metrics Definitions section below and Appendix A for a description of this metric. The specific EPS target for the fiscal 2024-2026 performance period is not publicly disclosed at the time of grant due to the proprietary and sensitive nature of the information. The full information about the EPS performance threshold, target and maximum levels and the actual performance result achieved will be disclosed following the completion of the applicable performance cycle.

The Compensation Committee used Non-GAAP Adjusted EPS for the fiscal year 2024 Performance Shares grant because it believes Non-GAAP Adjusted EPS:

- balances long-term top- and bottom-line growth;
- is a critical indicator of the long-term operational strength of our business, including the ability to provide cash flows necessary to execute on our business and growth strategies and fund strategic capital expenditures; and
- aligns performance with long-term stockholder value creation.

Amounts Earned under Fiscal Year 2022 Performance Shares

Fiscal year 2022 Performance Share grants were subject to vesting based on two performance components: a one-year goal that provided the opportunity to earn up to 75% of target payout based on fiscal year 2022 Non-GAAP Adjusted EPS; and a three-year goal that provided the opportunity to earn up to 150% of target based on aggregate Non-GAAP Adjusted EPS for the performance period beginning July 1, 2021 and ending June 30, 2024. Under the terms of the 2022 Performance Shares, any payouts would have been based on the larger of the achievement under either the first or second components.

Performance Shares Metric[1]	Weighting	Threshold 50%	75%	Target 100%	Stretch 150%	Actual Performance	Achievement Percentage
				2022—2024 Performance Cycle Results			
FY 2022 Non-GAAP Adjusted EPS	100%	$2.51	$2.57	N/A	N/A	$2.49	0%
Aggregate FY 2022-2024 Non-GAAP Adjusted EPS		$7.77	N/A	$8.09	$8.25	$7.48	0%

(1) As these awards were issued in fiscal year 2022, the aggregate performance share goal targets are based on the fiscal year 2022 definition of Non-GAAP Adjusted EPS and actual performance amounts were calculated consistently across all applicable fiscal years. See Appendix A for the description of this measure as applied to these awards and a reconciliation to the comparable GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as an alternative to, their comparable GAAP measures.

The number of shares delivered to our NEOs under the 2022 Performance Share grants would have been equal to the target number of performance shares multiplied by the achievement percentage determined by the Compensation Committee. However, given that threshold performance was not achieved under either of the performance components for the 2022 Performance Shares, no shares were delivered pursuant to those awards and they have been cancelled.

Special Retention Award

In the normal course of business, management works with the Compensation Committee and Mercer to best understand the talent market for executives and other employees, among other reasons to maximize retention. In May 2023 we announced that the Company would be evaluating strategic alternatives to enhance value for



stockholders. Our Board believes that this announcement and the departure of certain senior employees after the announcement heightened the need to review established compensation strategies intended to best position the Company's long-term development and growth and to promote stability among the leadership team. Based on this review, the Compensation Committee determined that a special equity retention award to Mr. Alkire would be warranted given his critical importance to the Company's business strategy and the strong market demand for leaders in healthcare. Accordingly, based on the recommendation of the Compensation Committee, in August 2023 the Board approved a special RSU award to Mr. Alkire in the amount of $3,000,000 (138,633 RSUs), with all shares vesting on the third anniversary of the grant date. The Board used RSUs rather than performance shares to maximize the retentive value of the awards and in light of the substantial portion of his compensation that is already performance-based.

Timing of Stock Option and other Equity Award Grants

Although we do not have a formal policy regarding the timing of stock option grants to our NEOs, we do not grant stock options or any other form of equity compensation in anticipation of the release of material, non-public information. Similarly, we do not time the release of material, non-public information based on stock option or other equity award grant dates for the purpose of affecting the value of any NEO award. During our 2024 fiscal year, none of our NEOs were granted any options to purchase shares of our common stock.



Annual Incentive Plan and Equity Plan Metrics Definitions

The table below describes the performance metrics we used for our NEOs' incentive plans for fiscal year 2024 and the rationale for each. As indicated below, some of these metrics are non-GAAP financial measures. See Appendix A to this proxy statement and Part II, Item 7 of our 2024 Form 10-K for additional information on our use of non-GAAP financial measures and definitions of terms used in the table below as well as a reconciliation to comparable GAAP financial measures.

Metric	Definitions	Rationale
Revenue	Revenue is net revenue and consists of (i) services and software licenses revenue, which includes net administrative fees revenue and software licenses, other services and support revenue, and (ii) products revenue. Net administrative fees revenue consists of net GPO administrative fees in the Supply Chain Services segment. Products revenue consists of direct sourcing product sales, which are included in the Supply Chain Services segment. Software licenses, other services and support revenue consists primarily of fees generated by the Performance Services segment in connection with our SaaS-based clinical analytics products subscriptions, enterprise analytics licenses, professional fees for consulting services and other miscellaneous revenue, including PINC AI data licenses, performance improvement collaboratives, insurance services management fees and commissions from endorsed commercial insurance programs, third party administrator fees, fees from the centers of excellence program, cost containment and wrap network fees and fees from healthcare suppliers and providers under our electronic invoicing and payables platform. We recognize revenue in accordance with GAAP; please refer to Note 2—Significant Accounting Policies of our 2024 Form 10-K for more information.	Revenue measures the top-line growth of the business through our diversification of offerings and core business growth with new and existing members.



Metric	Definitions	Rationale
Non-GAAP Adjusted EBITDA	We define EBITDA as net income before income or loss from discontinued operations, net of tax, interest and investment income or expense, net, income tax expense, depreciation and amortization, and amortization of purchased intangible assets. We define Adjusted EBITDA as EBITDA before merger and acquisition-related expenses and non-recurring, non-cash or non-operating items. For all Non-GAAP financial measures, we consider non-recurring items to be income or expenses and other items that have not been earned or incurred within the prior two years and are not expected to recur within the next two years. Such items include certain strategic initiative and financial restructuring-related expenses. Non-operating items include gains or losses on the disposal of assets and interest and investment income or expense.	Adjusted EBITDA is an indicator of the operational strength and performance of the business. The Compensation Committee believes that Adjusted EBITDA reflects the items that management has under its control through operational performance. Adjusted EBITDA allows the Compensation Committee and management to make financial, operating and strategic decisions and assess performance on a consistent basis from period to period without regard to financing methods and capital structure and without the impact of other matters that management does not consider indicative of the operating performance of the business.
Non-GAAP Free Cash Flow	We define Free Cash Flow as net cash provided by operating activities from continuing operations less (i) early termination payments to certain former limited partners that elected to execute a Unit Exchange and Tax Receivable Acceleration Agreement in connection with our August 2020 Restructuring and (ii) purchases of property and equipment. Free Cash Flow does not represent discretionary cash available for spending as it excludes certain contractual obligations such as debt repayments. As further described in footnote 5 to the Corporate Performance Score table above, solely for purposes of the 2024 annual incentive plan we made a further adjustment to Free Cash Flow relating to cash taxes associated with the OMNIA transaction.	Free Cash Flow is an indicator of the operational health and performance of the business. The Compensation Committee believes that Free Cash Flow reflects the Company's financial health and management's operational efficiency through its ability to generate cash that can be used for dividends, debt repayment and capital deployment to further enhance stockholder value.



Metric	Definitions	Rationale
Non-GAAP Adjusted Earnings Per Share ("**Adjusted EPS**")	We define Adjusted Earnings per Share as Adjusted Net Income divided by diluted weighted average shares. We define Adjusted Net Income as net income attributable to us (i) excluding income or loss from discontinued operations, net, (ii) excluding income tax expense, (iii) excluding the effect of non-recurring or non-cash items, including certain strategic initiative and financial restructuring-related expenses, (iv) reflecting an adjustment for income tax expense on Non-GAAP net income before income taxes at our estimated annual effective income tax rate, adjusted for unusual or infrequent items, and (v) excluding the equity in net income of unconsolidated affiliates. Reflects income tax expense at an estimated effective income tax rate of 27% of Non-GAAP adjusted income before income taxes for fiscal year 2024.	Non-GAAP Adjusted EPS measures the portion of total profit that is attributable to Premier's stockholders on a fully converted basis. The Compensation Committee believes that Adjusted EPS reflects the items that management has under its control through operational performance. Adjusted EPS aligns employees with our long-term focus and our stockholders' interests and is an indicator of the long-term operational strength and performance of the business. Adjusted EPS allows the Compensation Committee and management to make financial, operating and strategic decisions and assess performance on a consistent basis from period to period without regard to financing methods and capital structure and without the impact of other matters that management does not consider indicative of the operating performance of the business.
Key Strategic Objectives	A set of key strategic objectives identified as part of our strategic planning efforts. Our fiscal year 2024 annual incentive plan was based on milestones for GPO member savings, contract penetration within existing GPO accounts, and growth metrics for certain of our businesses.	The key strategic objectives create alignment with our most critical business strategies at the time the compensation program is implemented.



SECTION 4 – ADDITIONAL COMPENSATION PRACTICES AND POLICIES

Non-Qualified Deferred Compensation Plan

NEOs are eligible to participate in our voluntary, non-qualified executive Deferred Compensation Plan, which is provided for recruitment purposes and to assist executives in managing their future cash flow. The program allows NEOs to defer, on a pre-tax basis, up to 30% of their base salary and annual incentive plan award, and receive a company matching contribution of 100% of the first 3% deferred and 50% of the next 2% deferred. We provide this match for eligible compensation above the annual tax code compensation limit. Distributions are generally not allowed while NEOs are actively employed. The investment measures are similar to those offered to eligible employees in our 401(k) plan, and the plan does not offer above-market earnings. NEOs elect to receive post-separation distributions in either a lump sum or in annual installments over five years. For additional information on this program, see the Summary Compensation Table for Fiscal Year 2024 and Non-Qualified Deferred Compensation Benefits for Fiscal Year 2024 tables in the Compensation Tables section of this proxy statement below.

Defined Contribution (401(k) Savings) Program

Our NEOs are eligible to participate in our qualified defined contribution 401(k) Plan, under which they have the opportunity to defer a portion of their eligible compensation, up to tax code limitations, and receive a company matching contribution of 100% of the first 3% of contributions and 50% of the next 2% of contributions. We provide this match for eligible compensation below the annual tax code compensation limit. This benefit is offered to all of our employees.

Employment Agreements

We extend employment agreements to our NEOs, which include non-compete covenants enforceable under the laws of North Carolina, where our corporate headquarters is located. The employment agreements provide severance protection before and after a change in control event and a minimum level of benefits to our NEOs during the term of the agreement. For additional details, see the Employment Agreements section of this proxy statement below.

Change in Control Protection

We provide our NEOs with enhanced severance benefits and additional rights to payment of incentive compensation in the event of a separation of employment related to a change in control. We structure separation payments to help ensure that key personnel, including our NEOs, would be available to assist in the successful transition following a change in control and provide a competitive level of severance protection if the executive officer is involuntarily terminated without cause or resigns for good reason within two years following a change in control. We do not provide automatic vesting of benefits upon a change in control transaction irrespective of performance. In the event that payments in connection with a change in control would trigger an excise tax under Internal Revenue Code ("**Code**") Section 4999, our agreements limit payments to an amount that will not trigger this tax unless paying all the benefits would provide a larger after-tax benefit to the NEO. We do not provide any tax gross-ups for taxes payable on change in control benefits. We describe the severance arrangements and other benefits provided to NEOs on a change in control (as well as the equity treatment upon certain separations in the event of a change in control) in the Potential Payments Upon Termination section of this proxy statement below.

Executive Perquisites

We do not offer our NEOs the executive perquisites that many of our peer group companies offer, such as personal use of company aircraft, company vehicles or auto allowances, personal drivers, health/country club memberships, etc. We offer our CEO reimbursement for out-of-pocket medical expenses (see the Employment Agreements section of this proxy statement below for details). We also offer all employees disability benefits, which are calculated as a percentage of base salary, and for which our senior executives, including our NEOs, would be entitled to receive a higher benefit in the event of their disability. We do not provide tax gross-ups.



Clawback Policies

We have adopted a Dodd-Frank Compensation Recoupment Policy, effective October 2, 2023, which is an executive compensation clawback policy that complies with the requirements set forth in Nasdaq's listing standards and the Dodd-Frank Wall Street Reform and Consumer Protection Act. This clawback policy applies to the incentive-based compensation of our NEOs and other executive officers (as well as former executive officers with respect to compensation received by them during lookback periods under the policy) and provides for:

- Recovery following any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period;

- Recovery based on the incremental amount paid as a result of the financial statement error;

- Application regardless of any fault on the part of the executive officer who received the compensation or whether the officer was responsible for or involved in preparing the financial statements subject to the restatement;

- Enforcement except in narrowly defined circumstances where (i) the direct expense paid to a third party to enforce the policy would exceed the amount of the recovery, (ii) the recovery would be illegal under home country law, or (iii) the recovery would likely cause an otherwise tax-qualified, broad-based retirement plan to fail to meet certain tax qualification requirements; and

- No indemnification of officers or insurance that covers amounts that are clawed back.

We also continue to have a Misconduct Compensation Recoupment Policy, in effect prior to our adoption of the Dodd-Frank Compensation Recoupment Policy. The Misconduct Compensation Recoupment Policy is an executive compensation clawback policy that the Board can apply to our NEOs and other executive officers in the event of certain acts that are considered employee misconduct. These acts include unlawful activity, fraud or intentional or willful misconduct that is materially detrimental to the Company, including any violation of Company policy, and violation of obligations contained in employment-related agreements.



Requiring Stock Ownership

To further align our NEOs' and stockholders' interests, the Compensation Committee requires each executive to accumulate and hold a significant amount of our common stock pursuant to our Stock Ownership Guidelines. We believe our Stock Ownership Guidelines are comparable to those of our peer group. The table below summarizes our ownership and holding requirement provisions.

Provisions	Description of Provisions
Ownership requirement	• Five times base salary for Mr. Alkire • Three times base salary for Mr. McKasson • One times base salary for our other NEOs and executive officers
Time to meet requirement (phase-in period)	• Five years from the NEO's or other executive officer's employment date or promotion to applicable executive level, whichever is later
Equity included as ownership	• Shares underlying unvested RSUs and time-based restricted stock awards • Earned performance-based shares and performance-based restricted stock awards • Shares owned directly • Shares owned indirectly (by a spouse or a trust for an immediate family member) • Shares held in our benefit plans Unexercised stock options (whether vested or unvested) and unearned performance share awards are expressly excluded.
Holding requirements	• Until the ownership requirement is met, NEOs and other executive officers must hold shares acquired under our equity program (including stock after restrictions have lapsed, shares awarded under our performance- based awards and shares acquired upon the exercise of a nonqualified stock option), net applicable shares withheld for taxes, as follows: • CEO – must hold 50% of net shares received (after tax withholding) from vesting of equity awards • All other NEOs and executive officers – must hold 35% of net shares received (after tax withholding) from vesting of equity awards

The Compensation Committee evaluates the status of stock ownership requirements annually in August based on the NEO's stock holdings at June 30. As of June 30, 2024, each of the NEOs had satisfied their stock ownership requirements.

Insider Trading, Hedging, and Pledging Restrictions

We have an Insider Trading Policy and Rule 10b5-1 Plan Policy that govern the purchase, sale, and other dispositions of our securities by our directors, officers, and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to us. Among other things, our Insider Trading Policy limits the timing and types of transactions in our securities by our directors and executive officers, including our NEOs. In general, the Insider Trading Policy:

- prohibits our directors, executive officers, and all other employees from trading our securities while in possession of material, non-public information about us, and specifies that material information is not considered public until at least two full trading days after publication pursuant to a press release, SEC filing, or other wide dissemination making it available to the general public;

- prohibits our directors, executive officers, and certain other designated employees from trading our securities or entering into securities trading plans except during our open trading window periods (following earnings releases) and only after they have obtained pre-clearance for such transactions or plans;



- prohibits our directors, executive officers, and all other employees from trading in options, warrants, puts or calls or similar instruments involving our securities and "shorting" our securities; and

- prohibits our directors, executive officers and all other employees from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our securities granted as compensation or held directly or indirectly by them.

- Prohibits our directors, executive officers, and all other employees from holding our securities in margin accounts or pledging our securities as collateral for a loan.

Our Rule 10b5-1 Plan Policy specifies the terms, conditions and procedures for the adoption, amendment, or termination by our directors, officers or employees of trading plans that are intended to satisfy the affirmative defense under SEC Rule 10b5-1(c). This policy requires, among other things, that such trading plans for our securities must be entered into only during our open trading windows and while the individual is not in possession of material, non-public information about us, must receive pre-clearance, and must satisfy the cooling off and other requirements for such plans specified in SEC rule 10b5-1(c). Also, this policy specifies that our directors, executive officers, and certain other senior executives may engage in market transactions for our securities only through such plans.

A copy of our Insider Trading Policy and Rule 10b5-1 Plan Policy may be accessed on our website under the Governance Documents tab at http://investors.premierinc.com/corporate-governance/default.aspx.

Our Board oversees any purchase, sale or other disposition of our securities that we may consummate. In exercising this oversight, and determining whether to approve any such transaction proposed by our management, the Board considers (in consultation with our General Counsel), among other things, whether such transaction complies with all applicable laws and regulations, including without limitation insider trading laws, rules and regulations, and any applicable listing standards. This consideration includes, among other factors, evaluation of whether we would be in possession of any material, non-public information about us at the time of any transaction with a third party.

Tax Considerations

Code Section 162(m) generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to a company's "covered employees," which generally includes our NEOs. Accordingly, we expect that compensation paid to our NEOs in excess of $1 million is generally not deductible, subject to an exception for certain compensation provided pursuant to a written binding contract in effect as of and not modified after November 2, 2017.

The Compensation Committee believes that stockholder interests are best served if its discretion and flexibility in awarding compensation is not restricted, even though some compensation awards may result in non-deductible compensation expenses. The Compensation Committee has approved compensation that is not fully deductible for income tax purposes.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2024, Helen Boudreau, Marc Miller, Marvin O'Quinn, and Richard Statuto served as members of the Compensation Committee. No member of the Compensation Committee is or has been an officer or employee of the Company and none had any related person transaction involving Premier during fiscal year 2024. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer has served as a member of the Board of Directors or Compensation Committee.



COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Following that review and discussion, the Compensation Committee recommended that the Board include the Compensation Discussion and Analysis in our proxy statement to be filed with the SEC in connection with our Annual Meeting and incorporate it by reference in our 2024 Form 10-K, filed with the SEC on August 21, 2024.

Compensation Committee:
Marc D. Miller (Chair)
Helen M. Boudreau
Marvin R. O'Quinn
Richard J. Statuto



COMPENSATION TABLES

Summary Compensation Table for Fiscal Year 2024

For the fiscal year ended June 30, 2024, the following table shows compensation awarded or paid to, or earned by, our Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at the end of fiscal year 2024 (our "**NEOs**"). Craig McKasson, our Chief Administrative and Financial Officer, will step down from that role on November 11, 2024, and will then remain employed as an executive advisor until his retirement on December 31, 2024.

Name and Title	Year	Salary [1]	Bonus	Stock Awards [2]	Non-Equity Incentive Plan Compensation [3]	All Other Compensation [4]	Total
Michael J. Alkire *President and Chief Executive Officer*	2024	$1,095,876	$—	$8,500,039	$1,800,150	$410,316	$11,806,381
	2023	$1,070,875	$—	$5,267,551	$1,249,688	$211,689	$ 7,799,802
	2022	$1,041,707	$—	$4,987,520	$1,642,725	$185,948	$ 7,857,901
Craig S. McKasson *Chief Administrative and Financial Officer*	2024	$ 676,795	$—	$2,226,257	$ 934,168	$179,362	$ 4,016,582
	2023	$ 635,638	$—	$2,065,795	$ 615,750	$153,688	$ 3,470,870
	2022	$ 635,638	$—	$4,065,768	$ 828,680	$153,034	$ 5,683,120
Leigh T. Anderson *Chief Operating Officer*	2024	$ 659,770	$—	$1,842,516	$ 548,227	$163,691	$ 3,214,204
	2023	$ 608,489	$—	$1,369,078	$ 260,462	$137,585	$ 2,375,614
	2022	$ 608,489	$—	$4,369,074	$ 288,972	$130,884	$ 5,397,419
Andrew F. Brailo *Chief Commercial Officer*	2024	$ 533,355	$—	$ 972,024	$ 441,855	$ 54,361	$ 2,001,595
David L. Klatsky *General Counsel*	2024	$ 535,363	$—	$1,070,703	$ 438,044	$ 84,378	$ 2,128,488
	2023	$ 535,363	$—	$1,070,709	$ 311,168	$ 73,037	$ 1,990,277
	2022	$ 535,363	$—	$1,418,690	$ 418,772	$ 63,350	$ 2,436,174

(1) **Salary**: base salary earned in the corresponding fiscal year, from July 1 through June 30.
(2) **Stock Awards**: The amounts reported in the Stock Awards column are the grant date fair value of stock awards determined pursuant to ASC Topic 718, excluding the effect of any forfeitures. Amounts reflect the aggregate grant date fair value of the Performance Shares and RSUs granted to NEOs. Details for equity awards granted in fiscal year 2024 follow:

Name	2024 Annual RSUs	Grant Date Value of 2024 Annual RSUs ($)	2024 Retention RSUs	Grant Date Value of 2024 Retention RSUs ($)	2024 Performance Shares	Grant Date Value of Performance Shares ($)
Michael Alkire	101,664	2,200,008	138,633	3,000,018	152,496	3,300,013
Craig McKasson	41,151	890,507	—	—	61,726	1,335,750
Leigh Anderson	34,058	737,015	—	—	51,086	1,105,501
Andrew Brailo	17,967	388,805	—	—	26,951	583,219
David Klatsky	19,791	428,277	—	—	29,687	642,426



Performance Shares provide an opportunity for employees to earn and vest in common stock if specified performance measures are met for a specified performance cycle, which is typically three years. If the minimum performance measure is not met, no award is earned. If at least the minimum performance measure is attained, the earned shares may range from 50% to 150% of the target number of shares. The amounts reported in this table for performance shares are disclosed at target (100%), which is the probable outcome (as of the grant date). Details regarding the performance shares' maximum values follow:

Name	2024 PSUs at Stretch Performance Level	Grant Date Value of 2024 PSUs at Stretch Performance Level ($)
Michael Alkire	228,744	4,950,020
Craig McKasson	92,589	2,003,626
Leigh Anderson	76,629	1,658,252
Andrew Brailo	40,426	874,819
David Klatsky	44,530	963,629

RSUs provide an opportunity for employees to vest in common stock if the employee remains employed through a specified date, typically three years from grant. The RSUs reported above and granted in fiscal years 2022, 2023 and 2024 are based on the fair value of our common stock on the grant date in the same manner as described above for performance shares.

There can be no assurance that the Performance Shares and RSUs granted to our NEOs will ever be earned or that the value of these awards as earned will equal the amounts disclosed in the Summary Compensation Table for fiscal year 2024. The stock price and other assumptions used to calculate the compensation cost is disclosed in *Note 13—Stock Based Compensation* to our consolidated financial statements included in our 2024 Form 10-K.

Our NEOs did not receive any value under the fiscal year 2022 Performance Shares with respect to the three-year performance cycle ended June 30, 2024, as we did not achieve the threshold performance levels for those awards during that period. Additional information on all outstanding stock awards is reflected in the Outstanding Equity Awards at June 30, 2024 table below.

(3) **Non-Equity Incentive Plan**: The amounts reported in the Non-Equity Incentive Plan column are earned by our NEOs under our annual incentive plan for the performance period of fiscal year 2024.

Name	Annual Incentive Plan Award
Michael Alkire	$1,800,150
Craig McKasson	$ 934,168
Leigh Anderson	$ 548,227
Andrew Brailo	$ 441,855
David Klatsky	$ 438,044

(4) **All Other Compensation**: This column includes employer contributions to each NEO under our 401(k) plan, Deferred Compensation Plan and accrued dividend equivalents on unvested Restricted Stock Units as follows, and, for Mr. Alkire, reimbursement of his out-of-pocket medical expenses per his employment agreement.

Name	401(k) Plan	Deferred Compensation Plan	Dividend Equivalents
Michael Alkire	$13,800	$100,208	$293,786
Craig McKasson	$13,046	$ 50,274	$116,042
Leigh Anderson	$ 9,985	$ 33,889	$119,817
Andrew Brailo	$13,100	$ 0	$ 41,261
David Klatsky	$12,307	$ 25,735	$ 46,336



Grants of Plan-Based Awards in Fiscal Year 2024

The following table sets forth information with respect to grants of plan-based awards to the NEOs during the fiscal year ended June 30, 2024.

Name	Grant Type	Grant Date	Approval Date	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All Other Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock and Option Awards[3]
				Thresholds[2]	Target	Stretch[2]	Thresholds[2]	Target	Stretch[2]		
Michael Alkire	Annual Incentive[1]			$825,000	$1,650,000	$2,475,000					
	RSUs[4]	8/25/23	8/9/23							101,664	$2,200,008
	RSUs[5]	8/25/23	8/9/23							138,633	$3,000,018
	Perf Shares[6]	8/25/23	8/9/23				76,248	152,496	228,744		$3,300,013
Craig McKasson	Annual Incentive[1]			$428,125	$ 856,250	$1,284,375					
	RSUs[4]	8/25/23	8/9/23							41,151	$ 890,507
	Perf Shares[6]	8/25/23	8/9/23				30,863	61,726	92,589		$1,335,750
Leigh Anderson	Annual Incentive[1]			$251,250	$ 502,500	$ 753,750					
	RSUs[4]	8/25/23	8/9/23							34,058	$ 737,015
	Perf Shares[6]	8/25/23	8/9/23				25,543	51,086	76,629		$1,105,501
Andrew Brailo	Annual Incentive[1]			$202,500	$ 405,000	$ 607,500					
	RSUs[4]	8/25/23	8/9/23							17,967	$ 388,805
	Perf Shares[6]	8/25/23	8/9/23				13,475	26,951	40,426		$ 583,219
David Klatsky	Annual Incentive[1]			$200,753	$ 401,507	$ 602,260					
	RSUs[4]	8/25/23	8/9/23							19,791	$ 428,277
	Perf Shares[6]	8/25/23	8/9/23				14,843	29,687	44,530		$ 642,426

(1) Final terms and conditions of our fiscal year 2024 annual incentive plan for our NEOs were approved in August 2023 and subsequently communicated to those executives.
(2) For the annual incentive plan and Performance Shares, the Thresholds and Stretch amounts reflect 50% and 150%, respectively.
(3) Amounts represent the grant date fair value of stock awards determined pursuant to ASC Topic 718, excluding the effect of any forfeitures. Amounts reflect the aggregate grant date fair value of the Performance Shares and RSUs granted to NEOs.
(4) RSUs granted in August 2023 that vest in three equal annual installments on each of the three anniversaries of the grant date.
(5) Retention RSUs granted to Mr. Alkire in August 2023 that vest on the third anniversary of the grant date.
(6) Performance Shares granted in August 2023 that vest and settle into shares after June 30, 2026, based on whether and to what extent the performance measures for fiscal years 2024 through 2026, set at the beginning of fiscal year 2024 for those awards, are achieved or exceeded.



Outstanding Equity Awards at June 30, 2024

The following table sets forth information with respect to each NEO's outstanding equity awards at June 30, 2024.

| Name | Award Date / Award Type | Option Awards | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[2]	Market Value of Shares or Units that Have Not Vested[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested[5]
Mike Alkire [6]	8/29/2014 / NQSO	35,736	0	$31.58	8/29/2024				
	8/31/2015 /NQSO	38,600	0	$35.65	8/31/2025				
	8/31/2016 / NQSO	22,157	0	$31.65	8/31/2026				
	8/25/2017 / NQSO	22,694	0	$32.90	8/25/2027				
	8/23/2021 / RSU					52,778	$ 985,365		
	8/23/2021 / PS					0	$ 0		
	8/22/2022 / RSU					56,671	$1,058,048		
	8/22/2022 / PS							85,006	$1,587,062
	8/25/2023 / RSU					101,664	$1,898,067		
	8/25/2023 / RSU					138,633	$2,588,278		
	8/25/2023 / PS							152,496	$2,847,100
Craig McKasson	8/25/2017 / NQSO	2,729	0	$32.90	8/25/2027				
	8/23/2021 / RSU					21,860	$ 408,126		
	8/23/2021 / RSU					52,910	$ 987,830		
	8/23/2021 / PS					0	$ 0		
	8/22/2022 / RSU					22,225	$ 414,941		
	8/22/2022 / PS							33,337	$ 622,402
	8/25/2023 / RSU					41,151	$ 768,289		
	8/25/2023 / PS							61,726	$1,152,424
Leigh Anderson	5/29/2015 / NQSO	3,393	0	$38.32	5/29/2025				
	6/30/2016 / NQSO	1,199	0	$32.70	6/30/2026				
	8/31/2016 / NQSO	3,087	0	$31.65	8/31/2026				
	8/25/2017 / NQSO	8,424	0	$32.90	8/25/2027				
	8/23/2021 / RSU					14,488	$ 270,491		
	8/23/2021 / RSU					79,365	$1,481,745		
	8/23/2021 / PS					0	$ 0		
	8/22/2022 / RSU					14,729	$ 274,990		
	8/22/2022 / PS							22,094	$ 412,495
	8/25/2023 / RSU					34,058	$ 635,863		
	8/25/2023 / PS							51,086	$ 953,776



| Name | Award Date / Award Type | Option Awards | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[2]	Market Value of Shares or Units that Have Not Vested[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested[5]
Andrew Brailo	8/23/2021 / RSU					8,731	$ 163,008		
	8/23/2021 / PS					0	$ 0		
	5/5/2022 / RSU					13,547	$ 252,922		
	8/22/2022 / RSU					8,876	$ 165,715		
	8/22/2022 / PS							13,314	$ 248,572
	8/25/2023 / RSU					17,967	$ 335,444		
	8/25/2023 / PS							26,951	$ 503,175
David Klatsky	8/23/2021 / RSU					9,348	$ 174,527		
	8/23/2021 / PS					0	$ 0		
	5/5/2022 / RSU					14,504	$ 270,790		
	8/22/2022 / RSU					11,519	$ 215,060		
	8/22/2022 / PS							17,279	$ 322,599
	8/25/2023 / RSU					19,791	$ 369,498		
	8/25/2023 / PS							29,687	$ 554,256

(1) Stock options vested in three equal installments on the first, second and third anniversary of the award date.

(2) RSUs granted prior to our 2023 fiscal year vest 100% on the third anniversary of the award date, and RSUs granted during and after our 2023 fiscal year vest in three equal installments on each of the three anniversaries following the award date. Performance Shares with an award date of August 23, 2021 did not meet threshold criteria for achievement based on actual performance for the fiscal years 2022 through 2024, and these awards were therefore subsequently cancelled.

(3) The market value of RSUs was determined by multiplying the number of shares by $18.67, the closing price of the Company's common stock on June 28, 2024. The market value of Performance Shares was determined by multiplying the number of shares, determined based on actual performance during the fiscal years 2022-2024 performance period, by $18.67, the closing price of the Company's common stock on June 28, 2024.

(4) Fiscal year 2023 and 2024 Performance Shares (awarded in August 2022 and 2023, respectively) are represented in the table based on vesting at 100% of target numbers and value. Actual vesting and settlement levels are determined after the end of an applicable three fiscal year performance period for those awards based on whether and to what extent the performance measures for the applicable performance period are achieved or exceeded.

(5) The market value of fiscal year 2023 and 2024 Performance Shares (awarded in August 2022 and 2023, respectively) was determined by multiplying the number of shares reported above based on 100% of target value, by $18.67, the closing price of the Company's common stock on June 28, 2024.

(6) Mr. Alkire's shares underlying option awards disclosed in the table were adjusted to reflect transfer of one-half of his outstanding option awards to his ex-spouse pursuant to a domestic relations order in connection with his marital separation agreement.



Option Exercises and Stock Vested in Fiscal Year 2024

The following table sets forth information with respect to the exercise of stock options and vesting of stock awards (Performance Shares and RSUs) for each of the NEOs during the fiscal year ended June 30, 2024. See Trading, Hedging and Pledging Restrictions in the Compensation Discussion and Analysis section of this proxy statement above for information about insider trading restrictions and requirements applicable to our NEOs. including requirements to use SEC Rule 10b5-1 trading plans for market trading in our common stock.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Michael Alkire	0	$0	30,091	$651,169
Craig McKasson	0	$0	26,349	$570,192
Leigh Anderson	0	$0	17,463	$377,899
Andrew Brailo	0	$0	9,446	$204,411
David Klatsky	0	$0	11,267	$243,817

(1) The amounts shown in this column include RSUs granted in fiscal year 2021 that vested during fiscal year 2024 (gross share amounts before tax withholding). Performance Shares granted in fiscal year 2021 for which the last day of the performance cycle was June 30, 2024 did not achieve threshold level of achievement, therefore, there was no payout of those Performance Shares. The value of the RSUs is calculated based on the fair market value of our common stock on the date of the vesting ($21.64). Number of net shares acquired and net value realized on vesting after tax withholding was: i) 18,250 shares ($394,930) for Mr. Alkire; ii) 14,821 shares ($320,726) for Mr. McKasson; iii) 12,363 shares ($267,535) for Mr. Anderson; iv) 6,602 shares ($142,867) for Mr. Brailo; and v) 7,977 shares ($172,622) for Mr. Klatsky.

Non-Qualified Deferred Compensation Benefits for Fiscal Year 2024

Our NEOs are eligible to participate in the Premier, Inc. Deferred Compensation Plan which is described in the Compensation Discussion and Analysis section above. The following table sets forth information with respect to the Deferred Compensation Plan.

Name	Executive Contributions in Last Fiscal Year[1]	Company Contributions in Last Fiscal Year[2]	Aggregate Gains (Losses) in Last Fiscal Year[3]	Aggregate Withdrawals/ Distributions[4]	Aggregate Balance at Last Fiscal Year End[5]
Michael Alkire	$142,509	$100,208	$3,366,773	$0	$16,156,259
Craig McKasson	$ 79,151	$ 50,274	$ 425,428	$0	$ 4,407,124
Leigh Anderson	$ 59,003	$ 33,889	$ 152,495	$0	$ 1,004,760
Andrew Brailo	$ 0	$ 0	$ 9,423	$0	$ 87,755
David Klatsky	$ 47,555	$ 25,735	$ 201,570	$0	$ 1,327,681

(1) The amounts shown were contributed by each NEO during fiscal 2024, which are also included in the "Salary" and/or "Non-Equity Incentive Compensation" columns of the Summary Compensation Table for Fiscal Year 2024, as applicable.

(2) Company contributions were made in the form of matching contributions, which are included in the "All Other Compensation" column of the Summary Compensation Table for Fiscal Year 2024.

(3) The earnings (losses) reflected in this column represent deemed investment earnings or losses for NEO accounts under the Deferred Compensation Plan and account administration fees borne by the employee. There is no guaranteed rate of return on amounts deferred under the Deferred Compensation Plan. No amounts included in this column are reported in the Summary Compensation Table for Fiscal Year 2024 because the Deferred Compensation Plan does not provide for above-market or preferential earnings.

(4) Active employees are not generally able to make withdrawals or receive distributions from the Deferred Compensation Plan.

(5) The amounts shown reflect each participant's total account balance in the Deferred Compensation Plan as of the end of fiscal year 2024 (June 30, 2024).



EMPLOYMENT AGREEMENTS

The material terms of the compensation provided to our NEOs pursuant to employment agreements between us and each executive are described below. See the Compensation Discussion and Analysis section of this proxy statement above for a discussion of 2024 compensation determinations. See the Potential Payments Upon Termination section below for a description of the estimated payments and benefits that would be provided to our NEOs in connection with a termination of their employment or a change in control of our Company.

In connection with Mr. Alkire's transition to Chief Executive Officer, we entered into a new employment agreement with Mr. Alkire, effective May 1, 2021. Mr. McKasson's employment agreement was effective October 1, 2013, and as further described below was amended on August 15, 2024 in connection with Mr. McKasson's planned retirement. The initial term of the employment agreements for each of Mr. Alkire and Mr. McKasson was three years from the effective date, after which each employment agreement automatically extends for additional one-year terms upon each anniversary of the effective date, unless either party provides timely written notice to the contrary. The initial term of Mr. Alkire's agreement expired on May 1, 2024, and at that time the term automatically extended for an additional one-year term ending May 1, 2025. The agreements provide for certain restrictive covenant protections for us and extend minimum compensation and severance benefits for Mr. Alkire and Mr. McKasson.

Additionally, we and each of Mr. Anderson, Mr. Brailo and Mr. Klatsky entered into our standard employment agreements effective July 1, 2016, October 1, 2013, and July 1, 2016, respectively. There is no stated employment term under these agreements (i.e., employment is "at-will" whereby the employee may resign at any time for any reason and we may terminate their respective employment at any time for any reason). The agreements provide for certain restrictive covenant protections for us and extend minimum compensation and severance benefits for Mr. Anderson, Mr. Brailo and Mr. Klatsky.

The employment agreements between us and the NEOs generally provide for the following:

- Base salaries for Messrs. Alkire, McKasson, Anderson, Brailo, and Klatsky were $1,100,000, $685,000, $670,000, $540,000 and $535,343, respectively, for fiscal year 2024, in each case subject to review in subsequent fiscal years.

- Participation in our equity incentive plan.

- Participation in our benefits plans and programs.

- Incentive-based compensation forfeiture and clawback provisions subject to one or both of our compensation recoupment policies as in effect from time to time (see Clawback Policies in the Compensation Discussion and Analysis section of this proxy statement above for a discussion of these policies).

- Restrictive covenants, including confidentiality, non-compete and non-solicitation provisions that apply during and after the term of employment.

  - For Mr. Alkire and Mr. McKasson, if employment terminates, the confidentiality covenant survives for 60 months, and the non-compete and employee non-solicitation covenants survive for 24 months.

  - For Messrs. Anderson, Brailo and Klatsky, if employment terminates, the confidentiality covenant survives 60 months, the non-compete covenant survives for 12 months and the employee non-solicitation covenant survives for 18 months.

- In addition to the above, the employment agreement for Mr. Alkire provides insurance coverage for purposes of providing supplemental coverage of out-of-pocket expenses, including deductibles, co-insurance, uncovered benefits, etc., and administrative fees for medical and dental care in accordance with the terms and conditions of the plan, subject to our sole discretion.

On August 15, 2024, Mr. McKasson notified us that he will step down from his role as Chief Administrative and Financial Officer on November 11, 2024, and will retire on December 31, 2024. From November 11, 2024 through his December 31, 2024 retirement date, Mr. McKasson will remain employed as an executive advisor and will assist with the transition of his responsibilities to Glenn Coleman, who will succeed Mr. McKasson as our Chief Administrative



and Financial Officer effective November 11, 2024, and provide such other services as needed. Also, Mr. McKasson is expected to serve as a consultant following his retirement to continue supporting us. In connection with Mr. McKasson's planned transition to retirement, on August 15, 2024, we and Mr. McKasson entered into an amendment to his employment agreement and a new consulting agreement providing for, among other things: (i) continuation of his current compensation through his retirement date; (ii) up to 40 hours per month of consulting services during the first twelve months following retirement for a fixed fee of $30,000 per month and up to ten hours per month of consulting services during the second twelve months following retirement for a fixed fee of $5,708 per month; (iii) treatment of the twenty-four month consulting period as continued service for purposes of his holding, and vesting of, any equity awards that are outstanding and held by Mr. McKasson on his retirement date (and accordingly entitling him to similar treatment as other holders of Company equity awards in the event of a change in control during that period); and (iv) his continued access to our health insurance plans during the consulting period subject to any limitations in those plans.



POTENTIAL PAYMENTS UPON TERMINATION

As noted under the Employment Agreements section of this proxy statement above, the employment agreements and incentive arrangements for each NEO provide for certain payments and benefits upon their respective separation from our Company. The following table summarizes the provisions of those agreements and arrangements and sets forth potential payments and benefits under those agreements and arrangements assuming a separation date of June 30, 2024.

Name	Benefit or Payment	Trigger Events[1]		
		Involuntary Termination without Cause or Resignation with Good Reason[2]	Involuntary Termination without Cause or Resignation for Good Reason After Change in Control[3]	Retirement, Disability or Death[4]
Michael Alkire [9]	Annual Compensation Continuation	$ 3,890,150	$ 8,400,150	$ 3,890,150
	RSUs[5]	$ 2,862,932	$ 6,529,757	$ 2,862,932
	Performance Shares[6]	$ 1,788,716	$ 4,434,162	$ 1,788,716
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 37,024	$ 37,024	$ 37,024
	Total	**$8,578,822**	**$19,401,093**	**$8,578,822**
Craig McKasson [9]	Annual Compensation Continuation	$ 2,235,668	$ 4,633,168	$ 2,235,668
	RSUs[5]	$ 1,802,868	$ 2,579,185	$ 1,802,868
	Performance Shares[6]	$ 711,644	$ 1,774,826	$ 711,644
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 36,184	$ 36,184	$ 36,184
	Total	**$4,786,364**	**$ 9,023,363**	**$4,786,364**
Leigh Anderson	Annual Compensation Continuation	$ 1,218,227	$ 1,218,227	$ 1,218,227
	RSUs[5]	$ 2,017,722	$ 2,663,088	$ 2,017,722
	Performance Shares[6]	$ 525,448	$ 1,366,270	$ 525,448
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 44,824	$ 44,824	$ 44,824
	Total	**$3,806,221**	**$ 5,292,409**	**$3,806,221**
Andrew Brailo	Annual Compensation Continuation	$ 981,855	$ 981,855	$ 981,855
	RSUs[5]	$ 534,503	$ 917,089	$ 534,503
	Performance Shares[6]	$ 296,367	$ 751,747	$ 296,367
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 39,784	$ 39,784	$ 39,784
	Total	**$1,852,509**	**$ 2,690,475**	**$1,852,509**
David Klatsky	Annual Compensation Continuation	$ 973,386	$ 973,386	$ 973,386
	RSUs[5]	$ 598,504	$ 1,029,874	$ 598,504
	Performance Shares[6]	$ 356,671	$ 876,855	$ 356,671
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 33,844	$ 33,844	$ 33,844
	Total	**$1,962,405**	**$ 2,913,959**	**$1,962,405**

(1) Other than the trigger events listed in the table above or as otherwise described in the notes below, in the event of a termination for cause, or a voluntary resignation, the NEOs would not receive any of the severance payments outlined above.



(2) For Mr. Alkire and Mr. McKasson, if terminated without cause or for resignation for good reason, we will pay 1.9 times the respective executive's annual base salary over 24 months following termination. Good reason applies only under the employment agreements for Mr. Alkire and Mr. McKasson and means a resignation due to (i) reduction in position, responsibilities or status or a change in title resulting in a material reduction in responsibilities or position; (ii) change in reporting responsibility; (iii) reduction in base salary; (iv) relocation to a location outside a 50-mile radius of the executive's primary office location; (v) our failure to make any material non-forfeited payments earned or (vi) failure of a successor to assume obligations under executives' employment agreements. A termination without cause under our employment agreements means an involuntary termination of the executive officer's employment for any reason other than death, disability, cause or, for Mr. Alkire and Mr. McKasson, good reason. For Mr. Anderson, Mr. Brailo, and Mr. Klatsky, if terminated without cause, we will pay severance in an amount equal to their annual base salary paid over twelve months following termination.

For all NEOs, the amounts in the table include the annual incentive plan bonus earned for fiscal year 2024 (equivalent to the Non-Equity Incentive Plan Compensation column amounts in the Summary Compensation Table), which had not actually been paid as of June 30, 2024.

(3) For Mr. Alkire and Mr. McKasson, if terminated without cause or for resignation for good reason within 24 months following a change in control (as defined in our equity incentive plan), the severance we will pay is 2.4 times the respective executive's total annual compensation over 30 months following termination. "Total annual compensation" for this purpose means the sum of the executive's then annual base salary, plus the greater of (i) their target annual incentive plan bonus as of termination, or (ii) the average annual incentive plan bonuses paid during the 36 months preceding employment termination. The severance for Mr. Anderson, Mr. Brailo, and Mr. Klatsky is the same as that unrelated to a change in control.

For all NEOs, the amounts in the table include the annual incentive plan bonus earned for fiscal year 2024 (equivalent to the Non-Equity Incentive Plan Compensation column amounts in the Summary Compensation Table), which had not actually been paid as of June 30, 2024.

We do not provide our NEOs a "gross-up" of any golden parachute excise taxes under the Internal Revenue Code. Our equity award agreements include a "modified cutback" provision. Benefits under these equity awards, the employment agreements and other plans and arrangements covering our NEOs are paid out in full or reduced so that the golden parachute excise tax is avoided, whichever produces a better after-tax result for the NEO.

Outstanding equity awards for NEOs following a change in control would be treated as follows: (i) RSUs: all unvested shares will vest upon involuntary termination or termination for good reason within 12 months following a change in control; and (ii) Performance Shares: shares will be paid out subject to certification of the anticipated performance relative to performance goals from the start of the respective performance cycle to the date of the change in control as determined by the Compensation Committee.

(4) In the event of a termination due to approved retirement (which means a voluntary resignation from our Company on or after attaining age 59.5, or attaining age 55 with five or more years of service), disability or death (other than after a change in control, which is covered above), NEOs would not receive any severance payments. Outstanding equity awards for the NEOs would be treated as follows upon a termination due to approved retirement, disability or death: (i) RSUs: pro rata portion of shares underlying RSUs equal to number of days of active service since the grant date divided by 1,095 days; and (ii) Performance Shares: pro rata portion of the Performance Shares will be paid out upon certification of the actual results under each respective grant, based on the following formula: total number of shares (based on actual performance results) multiplied by the number of days of active service following the beginning of the respective performance cycle divided by 1,095 days.

For all NEOs, the amounts in the table include the annual incentive plan bonus earned for fiscal year 2024 (equivalent to the Non-Equity Incentive Plan Compensation column amounts in the Summary Compensation Table), which had not actually been paid as of June 30, 2024.

(5) The value of RSUs is calculated by multiplying the number of outstanding RSUs by the closing price of the Company's common stock on June 28, 2024 ($18.67). The amount of each RSU award included in the calculation for alternate scenarios is determined as described in notes 2, 3 and 4 above.

(6) The value of Performance Shares assumes target performance and is calculated by multiplying the number of Performance Shares awarded at target by the closing price of the Company's common stock on June 28, 2024 ($18.67). The amount of each Performance Share award included in the calculation for alternate scenarios is determined as described in notes 2, 3 and 4 above.

(7) All outstanding stock options held by any of our NEOs were fully vested prior to June 30, 2024.

(8) Includes payments for COBRA (medical, dental, vision) and executive outplacement services.

(9) Mr. Alkire's and Mr. McKasson's employment agreements provide for a two year consulting services arrangement after employment, pursuant to which they are obligated to provide specified services in exchange for a specified consulting fee. In the case of Mr. Alkire, the fee is one-tenth of his base salary at termination. In the case of Mr. McKasson, at June 30, 2024, the specified fee was also one-tenth of his base salary at termination, however as further discussed in the Employment Agreements section of this proxy statement above, Mr. McKasson's employment agreement and his post-termination consulting arrangement and fees were subsequently amended. These consulting fees are not reflected in the table.

In addition to the above table:

- NEOs' rights to receive severance benefits upon termination are conditioned upon the execution of a release of claims against us. Additionally, severance benefits may be reduced or terminated and equity awards may be forfeited if the executive breaches applicable restrictive covenant terms.

- Severance payments may be delayed to the extent necessary for compliance with Section 409A of the Internal Revenue Code governing nonqualified deferred compensation.



CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Act, we are providing the following disclosure about the relationship of the annual total compensation of our median-paid employee to the annual total compensation of Mr. Alkire, our CEO. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices, and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

For fiscal year 2024:

- The median of the annual total compensation of all of our employees, other than Mr. Alkire, was $120,174.

- Mr. Alkire's annual total compensation, as reported in the Total column of the Summary Compensation Table for Fiscal Year 2024, was $11,806,381.

- Based on this information, the ratio of the annual total compensation of Mr. Alkire to the median of the annual total compensation of all employees is estimated to be 98 to 1.

Premier's CEO Pay Ratio was 73:1, 71:1, and 71:1 for fiscal years 2021, 2022 and 2023, respectively.

As permitted under the applicable SEC rules, to identify our median employee among our employee population, we used annualized target cash compensation (the combination of base salary and annual incentive plan bonus, at target) for all full- and part-time employees as of June 30, 2022, as a consistently applied compensation measure. We did not change the median employee used for this year's pay ratio calculation as there have not been any changes to our employee population that we believe would significantly impact our pay ratio disclosure. We calculated annual total compensation for the median employee as of June 30, 2024 using the same methodology we use for our NEOs as set forth in the Summary Compensation Table for Fiscal Year 2024.



PAY VERSUS PERFORMANCE

As required by the SEC's pay versus performance ("**PvP**") disclosure rules as set forth in Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last four completed fiscal years. Under the PvP rules, the SEC has specified a definition of NEO pay, referred to as "Compensation Actually Paid" ("**CAP**"), which requires us to make various adjustments to amounts reported in the Summary Compensation Table ("**SCT**"). Due to the valuation component of CAP, the dollar amounts do not reflect the actual amounts of compensation earned or paid during the year.

As a general matter, our Board of Directors does not use CAP as a basis for making compensation decisions. We structure our executive compensation program to focus on stockholders' interests by incentivizing strategic and sustainable long-term performance. We believe our executive compensation program strikes an appropriate balance between using responsible, measured pay practices and effectively incentivizing our NEOs to dedicate themselves fully to value creation for our stockholders. Under our executive compensation program, we align pay and performance by making a significant portion of our NEO compensation contingent on achieving specific and challenging annual and long-term performance goals and increasing stockholder value. Importantly, because of the SEC-mandated formula for calculating CAP, year-to-year fluctuations in CAP reported for our NEOs may not correlate with our performance against our goals and the related compensation decisions made by our Board.

For further information concerning our pay-for-performance philosophy and how we align executive compensation with our performance, refer to Section 3 — Elements of our Executive Compensation Programs beginning on page 41 of this proxy statement.

The PvP table below provides compensation values reported in our current and prior SCTs, as well as the CAP amounts required in this section, for our 2021, 2022, 2023, and 2024 fiscal years. Note that for our NEOs other than our CEO, compensation is reported as an average. Adjustments made to CEO and non-CEO NEO compensation to determine CAP from the SCT amounts are described in the sections that follow the table.

| | | | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	SCT Total for Susan DeVore ($)[1]	Compensation Actually Paid to Susan DeVore ($)[1]	SCT Total for Michael Alkire ($)[2]	Compensation Actually Paid to Michael Alkire ($)[2]	Average SCT Total for Non-CEO NEOs ($)[3]	Average Compensation Actually Paid to Non-CEO NEOs ($)[3]	Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[4]	Net Income (Loss) MM ($)[5]	Non-GAAP Adjusted EPS ($)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2024	—	—	11,806,381	7,475,419	2,840,217	1,539,384	61	94	107	2.36
2023	—	—	7,799,802	4,764,095	2,320,296	1,110,952	87	123	175	2.50
2022	—	—	7,857,901	7,827,172	3,785,718	3,825,786	109	132	268	2.49
2021	8,874,885	547,577	5,723,086	4,384,217	2,387,947	1,978,360	104	162	305	2.48

(1) Susan DeVore served as CEO until May 1, 2021.
(2) Michael Alkire served as CEO in fiscal years 2021 (since May 1, 2021), 2022, 2023, and 2024.
(3) Non-CEO NEOs for fiscal years 2021-2023 were Leigh Anderson, David Hargraves, David Klatsky, and Craig McKasson. Non-CEO NEOs for fiscal year 2024 were Mr. Anderson, Andrew Brailo, Mr. Klatsky, and Mr. McKasson.
(4) Total Shareholder Return ("**TSR**") assumes $100 is invested as of June 30, 2020. TSR represents cumulative return over the applicable period. The peer group used for this calculation and reported in the table is consistent with the peer group reported in the stock performance graph in our 2024 Annual Report on Form 10-K and is the peer group used by our Compensation Committee in making compensation decisions. This peer group for fiscal year 2024 includes the following companies: Amedisys, Inc., AMN Healthcare Services, Inc., ASGN Incorporated, Dentsply Sirona Inc., Evolent Health, Inc., FTI Consulting, Inc., Huron Consulting Group, Inc., Omnicell, Inc., Owens & Minor, Inc., Patterson Companies, Inc., Pediatrix Medical Group, Inc., R1 RCM Inc., and Veradigm, Inc. Our peer group was modified from our fiscal year 2023 peer group by adding Amedisys, Inc. and Dentsply Sirona Inc. as part of the Compensation Committee's annual review of the peer group to ensure that its size and composition remains appropriate. Using the fiscal year 2023 peer group, the figures in the table for Peer Group Total Shareholder Return are: for 2021, $181; for 2022, $176; for 2023, $159; and for 2024, $123.
(5) Net Income (Loss) reflected represents GAAP Net Earnings (Loss) as reported in our Annual Reports on Form 10-K for the relevant years.
(6) Under the PvP rules, we are required to identify a "Company-Selected Measure" ("**CSM**"), which is used for purposes of the PvP data and analysis presented below. The PvP rules specify that the CSM represents our most important financial measure (other than total shareholder return or net income) used to link fiscal year 2024 NEO CAP to our fiscal year 2024 performance. For purposes of the PvP rules, we have chosen Non-GAAP Adjusted EPS as our fiscal year 2024 CSM (see Appendix A for the definition of this non-GAAP financial measure and a reconciliation to its most comparable GAAP measure).



Ms. DeVore (former CEO) Compensation

To determine the CAP amount in column (c) in the PvP table, the following amounts were deducted from and added to (as applicable) Ms. DeVore's total compensation as reported in the SCT, in accordance with Item 402(v) of Regulation S-K.

Year	SCT Total for Susan DeVore ($)	SCT Reported Equity Award Value for Susan DeVore ($)	Equity Award Adjustments for Susan DeVore ($)[1]	Compensation Actually Paid to Susan DeVore ($)
2024	—	—	—	—
2023	—	—	—	—
2022	—	—	—	—
2021	8,874,885	(5,383,970)	(2,943,338)	547,577

(1) Represents the year-over-year change in the fair value of equity awards to Ms. DeVore as summarized below:

Year	Year End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—
2021	—	1,060,221	—	131,670	(4,135,229)	—	(2,943,338)

In the table above, the equity values are computed in accordance with the methodologies used for financial reporting purposes, reflecting updated economic assumptions as of the valuation dates. Dividends and other earnings are included as other income in the SCT, and therefore not reflected in the table above.

Mr. Alkire (CEO) Compensation

To determine the CAP amounts in column (e) in the PvP table, the following amounts were deducted from and added to (as applicable) Mr. Alkire's total compensation as reported in the SCT, in accordance with Item 402(v) of Regulation S-K.

Year	SCT Total for Michael Alkire ($)	SCT Reported Equity Award Value for Michael Alkire ($)	Equity Award Adjustments for Michael Alkire ($)[1]	Compensation Actually Paid to Michael Alkire ($)
2024	11,806,381	(8,500,039)	4,169,077	7,475,419
2023	7,799,802	(5,267,551)	2,231,844	4,764,095
2022	7,857,901	(4,987,520)	4,956,791	7,827,172
2021	5,723,086	(2,812,860)	1,473,991	4,384,217

(1) Represents the year-over-year change in the fair value of equity awards to Mr. Alkire as summarized below:



Year	Year End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	7,431,644	(1,182,286)	—	(2,080,281)	—	—	4,169,077
2023	3,780,042	(1,241,171)	—	(307,027)	—	—	2,231,844
2022	4,583,763	244,482	—	128,546	—	—	4,956,791
2021	1,452,639	4,500	—	16,852	—	—	1,473,991

In the table above, the equity values are computed in accordance with the methodologies used for financial reporting purposes, reflecting updated economic assumptions as of the valuation dates. Dividends and other earnings are included as other income in the SCT, and therefore not reflected in the table above.

Average Non-CEO NEO Compensation

To determine the CAP amounts in column (g) in the PvP table, the following amounts were deducted from and added to (as applicable) our Non-CEO NEO average total compensation as reported in the SCT, in accordance with Item 402(v) of Regulation S-K.

Year	Average SCT Total for Non-CEO NEOs ($)	Average SCT Reported Equity Award Value for Non-CEO NEOs ($)	Average Equity Award Adjustments for Non-CEO NEOs ($) (1)	Average Compensation Actually Paid to Non-CEO NEOs ($)
2024	2,840,217	(1,527,875)	227,042	1,539,384
2023	2,320,296	(1,314,173)	104,829	1,110,952
2022	3,785,718	(2,651,154)	2,691,223	3,825,786
2021	2,387,947	(1,196,670)	787,083	1,978,360

(1)   Represents the average of the year-over-year change in the fair value of equity awards to our Non-CEO NEOs as summarized below:

Year	Year End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	1,335,833	(544,352)	—	(564,439)	—	—	227,042
2023	943,063	(676,245)	—	(161,989)	—	—	104,829
2022	2,473,995	133,850	—	83,378	—	—	2,691,223
2021	779,640	186	—	7,257	—	—	787,083

In the table above, the equity values are computed in accordance with the methodologies used for financial reporting purposes, reflecting updated economic assumptions as of the valuation dates. Dividends and other earnings are included as other income in the SCT, and therefore not reflected in the table above.



Most Important Financial Performance Measures

As described above and in greater detail in the Compensation Discussion and Analysis section of this proxy statement, our executive compensation program reflects a pay-for-performance philosophy. Our compensation program incorporates goals that link pay and performance in alignment with our business strategies and the long-term interests of stockholders. In accordance with the PvP rules, we have listed below the most important financial performance measures (listed alphabetically) we used to link fiscal year 2024 NEO pay to performance.

Performance Measures
Total Net Revenue
Adjusted EBITDA*
Adjusted EPS*
Free Cash Flow*

*   Adjusted EBITDA, Adjusted EPS and Free Cash Flow are non-GAAP financial measures. See Appendix A for the definitions of these measures.

The performance measures listed above are not ranked by relative importance, and their impact on fiscal 2024 NEO compensation varied depending on their weighting and the weightings of other financial and non-financial performance measures used by our Board (refer to the Compensation Discussion and Analysis section of this proxy statement for a more complete discussion).

Relationship between CAP and Performance Measures

The following charts describe the relationship of CAP to the performance measures listed in the PvP table above.

CAP vs. Premier 4-year Cumulative TSR vs. Peer 4-year Cumulative TSR



PREMIER

CAP vs. Net Income (Loss)



CAP vs. Non-GAAP Adjusted EPS





SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information, as of the Record Date, regarding the beneficial ownership of shares of our common stock by (i) each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each of our directors, director nominees and NEOs listed in the Summary Compensation Table for Fiscal Year 2024 and (iii) all of our directors, director nominees and executive officers as a group. Unless otherwise indicated in a footnote, the business address of each person listed below is the address of our principal executive office, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277. We know of no arrangements, the operation of which may at a subsequent date result in the change of control of Premier, Inc.

In preparing the following table, we relied upon statements filed with the SEC by the beneficial owners of more than 5% of our outstanding shares of common stock pursuant to Sections 13 or 16 of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned (except to the extent that authority may be shared spouses under applicable law).

Name	Common Stock Beneficially Owned[1]	
	# Shares	% of Class[2]
Greater Than 5% Beneficial Owners		
BlackRock, Inc.[3]	14,149,755	14.56%
Vanguard Group Inc.[4]	12,259,800	12.62%
Pacer Advisors, Inc.[5]	6,311,089	6.49%
Dimensional Fund Advisors[6]	5,951,043	6.12%
Directors, Director Nominees and NEOs:		
Michael Alkire	333,762[7]	*
John Bigalke	24,982	*
Helen Boudreau	16,067	*
Jody Davids	13,932	*
Peter Fine[8]	35,349	*
Marc Miller[8]	35,349	*
Marvin O'Quinn[8]	35,349	*
Richard Statuto	35,349	*
Ellen Wolf	44,837	*
Craig McKasson	184,189[9]	*
Leigh Anderson	83,411[10]	*
Andrew Brailo	38,257	*
David Klatsky	45,711	*
Directors, Director Nominees and Executive Officers as a group (14 persons)[11]	**933,907[11]**	**0.96%**

*   Represents less than 1%.
(1)   According to the rules adopted by the SEC, a person is a beneficial owner of securities if the person or entity has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, conversion of a security or otherwise. Unless otherwise indicated, share numbers represent shares of common stock owned as of the Record Date by each person or entity named in the table.
(2)   The percentage of beneficial ownership is based upon 97,176,111 shares of common stock outstanding as of October 9, 2024.



(3)   The information presented is based solely on the Schedule 13F filed with the SEC by BlackRock, Inc. ("BlackRock") on August 13, 2024, with respect to holdings at June 30, 2024. The Schedule 13F indicates sole investment discretion with respect to 14,128,426 shares, shared investment discretion with respect to 1,329 shares, sole voting authority with respect to 13,516,368 shares, shared voting authority with respect to no shares and no voting authority with respect to 633,387 shares. The address of BlackRock set forth in its 13F filing is 50 Hudson Yards, New York, NY 10001.

(4)   The information presented is based solely on the Schedule 13F filed with the SEC by Vanguard Group, Inc. ("Vanguard") on August 13, 2024, with respect to holdings at June 30, 2024. The Schedule 13F indicates sole investment discretion with respect to 12,019,353 shares, shared investment discretion with respect to 240,447 shares, sole voting authority with respect to no shares, shared voting authority with respect to 111,007 shares and no voting authority with respect to 12,148,793 shares. The address of Vanguard set forth in its 13F filing is P.O. Box 2600, V26, Valley Forge, PA 19482.

(5)   The information presented is based solely on the Schedule 13F filed with the SEC by Pacer Advisors, Inc. ("Pacer") on August 13, 2024, with respect to holdings at June 30, 2024. The Schedule 13F indicates sole investment discretion and voting authority with respect to all shares held by Pacer. The address of Pacer set forth in its 13F filing is 500 Chesterfield Parkway, Malvern, PA 19355.

(6)   The information presented is based solely on the Schedule 13F filed with the SEC by Dimensional Fund Advisors LP ("Dimensional") on August 9, 2024, with respect to holdings at June 30, 2024. The Schedule 13F indicates sole investment discretion with respect to 5,708,651 shares, shared investment discretion with respect to 242,392 shares, sole voting authority with respect to 5,547,969 shares, shared voting authority with respect to 232,603 shares and no voting authority with respect to 170,471 shares. The address of Dimensional set forth in its 13F filing is 6300 Bee Cave Road, Building One, Austin, TX 78746.

(7)   Includes 214,575 shares of common stock owned by Mr. Alkire and 119,187 shares of common stock that are issuable upon the exercise of currently exercisable options.

(8)   As an executive officer of a member owner, such person may be deemed to share beneficial ownership of the shares held by the member owner with which he or she is affiliated, and such person disclaims beneficial ownership of any such shares, or any other shares held by affiliates of the applicable member owner.

(9)   Includes 181,460 shares of common stock owned by Mr. McKasson and 2,729 shares of common stock that are issuable upon the exercise of currently exercisable options.

(10) Includes 67,308 shares of common stock owned by Mr. Anderson and 16,103 shares of common stock that are issuable upon the exercise of currently exercisable options.

(11) Includes the individuals identified in the table above and an additional individual serving as an executive officer as of the Record Date. Includes 7,363 shares of common stock held by such individual.



EXECUTIVE OFFICERS

The following table lists all of our executive officers who are not also directors. Each of our executive officers will hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal. There are no family relationships between any of our executive officers and our directors or director nominees. The business address of each of our executive officers is 13034 Ballantyne Corporate Place, Charlotte, NC 28277. The information provided is as of the Record Date. References to positions held at Premier Healthcare Alliance, LP ("**Premier LP**") are to positions held at the general partner of Premier LP both before and after our 2013 initial public offering.

Executive Officers Who are Not Directors



Age: 57

Title: Chief Administrative and Financial Officer

Craig S. McKasson

Experience:
- Chief Administrative Officer of Premier since April 2019, and Senior Vice President and Chief Financial Officer since 2013; Mr. McKasson is stepping down from his role as Chief Administrative and Financial Officer on November 11, 2024, will retire from the Company on December 31, 2024, and is expected to be available as a consultant for two years after his retirement
- Chief Financial Officer of PHSI and Premier LP since 2010 and Vice President and Corporate Controller of PHSI and Premier LP from 1997 to 2010
- Member of the board of directors of the San Diego State University Fowler College of Business
- Member of the board of managers of FFF Enterprises, Inc. and Nufactor, Inc. since January 2021
- Former board member and current member of the finance committee of Saint Vincent De Paul Village Inc. (dba Father Joes Villages)
- Former member of the board of Global Healthcare Exchange, LLC and Innovatix, LLC
- Member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants
- Obtained a bachelor's degree in business administration and a Master of Science in accountancy from San Diego State University



Age: 57

Title: Chief Operating Officer

Leigh T. Anderson

Experience:
- Chief Operating Officer of Premier since September 2023
- President of Performance Services from July 2018 to September 2023
- Chief Information Officer of Premier from 2016 to 2018 and Chief Operating Officer for Information and Technology Services from 2013 to 2016
- Previously CIO of HealthTrust and Parallon Supply Chain at Hospital Corporation of America, a healthcare service provider consisting of locally managed hospitals and surgical centers, from 2011 to 2013
- Prior lead informatics roles with Global Healthcare Exchange, LLC, Longmont United Hospital, Whittman-Hart, US West and AT&T
- Previously served on the U.S. governing board of GS1, an international supply chain standards body with over 1,000,000 member companies, and on the board of directors of GHX
- Obtained a bachelor's degree from Hofstra University and a Master of Business Administration from Wake Forest University





Age: 62

Title: General Counsel

David L. Klatsky

Experience:

- General Counsel of Premier since July 2016
- Partner in the health practice group of McDermott Will & Emery LLP from 1992 to 2016, where he worked extensively with Premier and its affiliated companies since the organization's founding in 1996 through its initial public offering and corporate restructure in 2013 and served as chief outside counsel from 2007 to 2016
- Advised Fortune 500 companies, private equity firms and for-profit and tax-exempt healthcare services clients on the transactional and regulatory aspects of mergers, acquisitions and joint ventures in the healthcare sector and acted as the lead lawyer in a broad cross section of health industry transactions
- Obtained a bachelor's degree from Brown University and a Juris Doctor degree from the University of California—Los Angeles School of Law



Age: 53

Title: Chief Commercial Officer

Andrew F. Brailo

Experience:

- Chief Commercial Officer of Premier since September 2023
- Chief Customer Officer Senior Vice President of Member Field Services from July 2015 to September 2023
- Served in key leadership roles in member field services for Premier since joining in 2001, including field training and development, member and field communications and development of critical and technical field specialists
- Obtained a bachelor's degree from Kutztown University



Age: 46

Title: Chief Accounting Officer

Crystal B. Climer

Experience:

- Chief Accounting Officer of Premier since September 2022 and Premier's principal accounting officer and Senior Vice President, Finance since August 2024
- Controller of Premier from November 2019 to September 2022
- Senior Director of Accounting July 2018 to November 2019
- Over 20 years of accounting and finance leadership
- Former accounting and finance leadership roles at BSN Medical, Roush Yates Engines and Springs Creative Products Group
- Certified Public Accountant in North Carolina, Certified Management Accountant and Certified Fraud Examiner
- Obtained a bachelor's degree in Business Administration and a Master of Business Administration from Pfieffer University



RELATED PERSON TRANSACTIONS

Policy on Oversight of Related Person Transactions

We have several written policies and codes in place that govern, among other things, related party transactions and potential conflicts of interest. In addition, several of the committees of our Board of Directors have oversight responsibility for related party transactions and potential conflicts of interest. Pursuant to its charter, the Audit and Compliance Committee is responsible for the review and approval of all related party transactions requiring disclosure under SEC Regulation S-K Item 404 *i.e.*, transactions in excess of $120,000 with any of our directors, executive officers and significant (more than 5%) stockholders. The Audit and Compliance Committee also oversees compliance with the Board Conflicts of Interest Policy, including related party transactions. In addition, the Member Agreement Review Committee is responsible for reviewing and providing feedback to our management with respect to non-ordinary course transactions between us or our subsidiaries and our member owners and also for assessing risks associated with agreements that we enter into with our member owners.

The above committees are permitted to engage outside advisors and other professionals to assist them with their stated duties, including evaluating and approving any transaction between us and any related party.

For more information regarding the evaluation of related party transactions and potential conflicts of interest, see the Corporate Governance and Board Structure—Corporate Governance—Code of Ethics, —Committees of the Board of Directors—Audit and Compliance Committee, and —Member Agreement Review Committee sections of this proxy statement above.



REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE

The following Report of the Audit and Compliance Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent Premier specifically incorporates such information by reference.

The Board of Directors has the ultimate authority for effective corporate governance, including the role of oversight of Premier's management. The Audit and Compliance Committee's purpose is to assist the Board of Directors in fulfilling its responsibilities to Premier and its stockholders by overseeing the accounting and financial reporting processes, the qualifications and selection of the independent registered public accounting firm engaged by the Company, the Company's Ethics and Compliance Program as directed by the Chief Ethics and Compliance Officer, and the performance of the internal auditors and independent registered public accounting firm. The Audit and Compliance Committee members' functions are not intended to duplicate or to certify the activities of Premier's management or Premier's independent registered public accounting firm.

The Audit and Compliance Committee also focuses on risk oversight, including financial, legal and regulatory and ethical risks. The Audit and Compliance Committee also oversees the cyber risk management program, which is designed to monitor, mitigate and respond to cyber risks, threats and incidents, and reviews periodic reports from our Chief Information Security Officer, Chief Operating Officer and Chief Administrative and Financial Officer, including developments in cyber threat environment and cyber risk mitigation efforts. In addition, the Audit and Compliance Committee has established a whistleblower policy to (i) facilitate reporting in good faith any complaint of inappropriate conduct and participation in the investigation of such complaint, (ii) encourage proper individual conduct, (iii) alert the Audit and Compliance Committee of potential issues before such inappropriate conduct has serious adverse consequences and (iv) instill protections for bringing such inappropriate conduct to our Company's attention.

The Audit and Compliance Committee oversees related-party transactions and the Board Conflict of Interest Policy to better ensure that each of our directors and officers can exercise the powers and duties thereof in the best interests of us and our stockholders and not to further the interests of such director or officer or the interests of another person (including a family member) or entity, including any member organization.

One of the key responsibilities of the Audit and Compliance Committee is the appointment and/or retention of the independent registered public accounting firm. As part of its annual evaluation regarding the reappointment of EY as our independent registered public accounting firm, the Audit and Compliance Committee carefully considers EY's qualifications, performance and tenure. The basis for the Audit and Compliance Committee's determination to reappoint EY as our independent registered public accounting firm for fiscal year 2025 is discussed above under "Item 2—Ratification of Appointment of Independent Registered Public Accounting Firm". Additional responsibilities of the Audit and Compliance Committee are set forth under its charter and are discussed in more detail under the heading "Committees of the Board of Directors—Audit and Compliance Committee" above.

In its oversight role, the Audit and Compliance Committee relies on the expertise, knowledge and assurances of management, our internal auditors and EY, our independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements and for the public reporting process. EY is responsible for performing an independent audit of Premier's consolidated financial statements and for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in the United States. In this context, the Audit and Compliance Committee:

- reviewed and discussed with management and EY the fair and complete presentation of Premier's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the fiscal year ended June 30, 2024, and EY's audit of the Company's internal controls over financial reporting for the fiscal year ended June 30, 2024);

- discussed with EY the matters required to be discussed by the auditors with the Audit and Compliance Committee under the applicable rules adopted by the PCAOB and the SEC; and



- received the written disclosures and the letter from EY required by the applicable rules of the PCAOB (Communication with Audit Committees Concerning Independence) and discussed with EY its independence from the Company and its management.

The Audit and Compliance Committee also discussed with Premier's internal auditors and EY the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors and EY the effectiveness of the Company's internal control over financial reporting, the significant accounting policies applied by Premier in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors and EY.

The Audit and Compliance Committee was kept apprised of the progress of management's assessment of Premier's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit and Compliance Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements for the fiscal year ended June 30, 2024 be included in our 2024 Form 10-K for filing with the SEC. The Audit and Compliance Committee has selected EY as the Company's independent registered public accounting firm for fiscal year 2025.

Members of the Audit and Compliance Committee

Ellen C. Wolf, Chair
John T. Bigalke
Helen Boudreau
Jody R. Davids
Peter S. Fine



ITEM 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Act and related SEC rules, we request that stockholders approve, on an advisory basis, the compensation paid to our named executive officers ("**NEOs**") for the fiscal year ended June 30, 2024, as disclosed in the Compensation Discussion and Analysis section of this proxy statement (including the Executive Summary within that section) beginning on page 33 of this proxy statement and the Compensation Tables in this proxy statement beginning on page 58, and including the accompanying tables and related narrative disclosure. This proposal, commonly referred to as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the NEOs' compensation as required under Section 14A of the Exchange Act. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the philosophy, policies and practices described in this proxy statement. We hold these say-on-pay votes annually.

Our executives – including our NEOs – are critical to our success. That is why we design our executive compensation program to attract, retain and motivate exceptional and diverse executive talent. We structure our executive compensation program to focus on stockholders' interests by incentivizing superior, sustainable long-term performance. We believe our executive compensation program strikes an appropriate balance between using responsible, measured pay practices and effectively incentivizing our NEOs to dedicate themselves fully to value creation for our stockholders.

Under our executive compensation program, we align pay and performance by making a significant portion of our NEOs' compensation contingent on achieving specific and challenging annual and long-term performance goals and increasing stockholder value.

As a matter of practice, we gain valuable perspectives from our stockholders, which we discuss with the full Compensation Committee and the Board of Directors on a regular basis. As discussed in the Executive Summary section of the Compensation Discussion and Analysis, the Compensation Committee carefully considers and responds to stockholder concerns. We believe that this engagement process increases the alignment of our compensation program with stockholder interests.

We develop a proactive stockholder outreach program on an annual basis, structured based on the periods between our annual stockholder meetings. Our stockholder engagement team includes a director who sits on both the Compensation Committee and Nominating and Governance Committee of the Board as well as management from finance, human resources and investor relations. Since our 2023 Annual Meeting of Stockholders, we engaged in outreach to stockholders representing nearly a majority of our outstanding shares of common stock as of March 2024 (the reference for our most recent outreach program), leading to meetings with holders of more than a third of those outstanding shares. These recent and past stockholder engagement meetings have helped shape our thoughts on our compensation principles, programs and governance practices as well our related disclosures.

As further described in the Compensation Discussion and Analysis section of this proxy statement, we incorporate rigorous compensation-related design and governance practices to protect our stockholders' interests, including the following:

- we have stock ownership guidelines for our executive officers that promote alignment of their interests with those of our stockholders;
- our long-term incentive plan is 100% equity-based;
- 87% of our CEO's target total fiscal year 2024 compensation was at-risk, incentive-based pay (67% of which is based on our long-term performance);
- on average, 77% of our other NEOs' target total fiscal year 2024 compensation is at-risk, incentive-based pay (57% of which is based on long-term performance);
- we do not pay tax gross-ups associated with benefits payable in connection with a change in control;
- we mitigate risk by limiting incentive payments, using multiple performance measures in our incentive plans and imposing strong incentive compensation recoupment (clawback) policies; and
- we prohibit hedging, pledging and short sales of our common stock.



We encourage you to read the Compensation Discussion and Analysis section of this proxy statement beginning on page 33, which includes a recap of what we do and what we don't do on page 36, and the Compensation Tables section beginning on page 58, to better understand the details of our NEOs' compensation for fiscal year 2024.

Our Compensation Committee and our Board believe that our executive compensation program for our NEOs serves our stockholders' interests. This vote is advisory and not binding on us, the Board or the Compensation Committee, which is responsible for developing and administering our executive compensation philosophy and program; however, the Compensation Committee will consider the results as part of its ongoing review of our executive compensation program.

The Board recommends that stockholders indicate their support for our compensation of our NEOs, and we ask you to vote "**FOR**" the following resolution at our Annual Meeting:

> "RESOLVED, that Premier's stockholders approve, on an advisory basis, the compensation paid to Premier's named executive officers for the fiscal year ended June 30, 2024, as disclosed in the proxy statement for the 2024 Annual Meeting of Stockholders pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis section, Summary Compensation Table for Fiscal Year 2024 and the other related tables and discussion."



Board Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

In accordance with the Board's recommendation, the proxy holders will vote the shares of common stock covered by valid and timely received proxies "**FOR**" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, unless instructed otherwise.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

Premier is committed to being a good corporate citizen. We are known as a company that is governed responsibly and behaves ethically, is open and transparent in our business dealings, seeks to make a positive social impact and protect the environment, and provides a work environment where our employees have a voice and are given the opportunity to be all they can be. By growing our Company responsibly, we earn the trust on which our business is based, and we build the relationships on which our future depends.

Our Board of Directors and leadership team recognize the importance of solid governance, prudent environmental stewardship and robust social responsibility, with the following five areas fundamental to our business. We believe that our commitment to these fundamental principles supports our goals of creating long-term value for our stakeholders, achieving sustainable business success, and ultimately improving the health of communities.

- **Improving Community Health:** Our mission is to improve the health of communities. We enable our member healthcare providers and other customers to deliver higher-quality healthcare by leveraging our data and analytics capabilities, resulting in improved health outcomes and lower costs.
- **Ethics and Compliance:** We are committed to strong corporate governance, ethical behavior and responsible business practices that build trust and promote the long-term interests of our stakeholders.
- **Our People and Culture:** To effectively transform healthcare, we aim to build a culture of high-performing individuals, leaders and teams with a people-first culture, living our core values while maintaining a high level of employee engagement and retention.
- **Responsible Supply Chain:** We help our members deliver better healthcare and outcomes at a lower cost for the patients they serve by improving the quality, efficiency, sustainability and resiliency of the healthcare supply chain and leveraging our industry-leading technology capabilities powered by one of the nation's largest repositories of clinical, operational and financial data.
- **Environmental Stewardship:** We both pursue eco-friendly practices throughout our operations and advance solutions to help our members minimize their environmental footprints.

For details on these five fundamental areas, we encourage you to read our 2024 Sustainability Report located at https://www.premierinc.com/sustainability. For your convenience, we have summarized some key points from the report.

Improving Community Health

Our mission is quite simple: to improve the health of communities. This is not only our mission but also our responsibility. We aim to lead the transformation to high-quality, cost-effective healthcare by supporting care for people who have historically been marginalized using a multifaceted approach that incorporates our business solutions, healthcare advocacy and community development efforts.

We play a critical role in the rapidly evolving healthcare industry by collaborating with our member alliance of more than 4,350 U.S. hospitals and health systems and approximately 325,000 other providers and organizations to co-develop long-term innovations that reinvent and improve the way care is delivered to patients nationwide. With our differentiated combination of integrated data and analytics, collaboratives, supply chain capabilities, and advisory and other services, we believe that we are uniquely positioned to enable better care and outcomes and improve the overall patient experience at a lower cost.

Additionally, we are an active advocate for shaping healthcare policies for long-lasting improvements to benefit the U.S. healthcare system.



Ethics and Compliance

Our Board and its standing committees work closely with our executive management team to oversee effective governance of our environmental, social and governance ("**ESG**") initiatives. The Nominating and Governance Committee has primary responsibility for ESG oversight and periodically reports and makes recommendations to the full Board regarding ESG matters, such as programs and policies, progress toward goals, external, disclosures and reporting, stockholder concerns, and emerging issues.

The Compensation Committee has oversight over human capital management as well as our diversity, equity, inclusion and belonging ("**DEIB**") initiatives, including compensation programs and policies relating to ESG matters.

The Audit and Compliance Committee has oversight over our financial, legal, and regulatory compliance, including oversight of cybersecurity and ethical risks and review of any required disclosures of ESG metrics. In carrying out its responsibilities for ESG oversight, the Nominating and Governance Committee coordinates with the Compensation Committee and the Audit and Compliance Committee on ESG-related subjects.

Our Board sets high standards for our employees, officers and directors. Implicit in their commitment is the importance of sound corporate governance. It is the duty of our Board to serve as a prudent fiduciary for our stockholders and to oversee the management of our business.

Our Board believes that diversity promotes the sharing of different perspectives, mitigates group thinking and improves oversight, decision-making and governance. Our Board considers diversity broadly to include gender, ethnicity, age, persons with disabilities, sexual orientation, and other characteristics that contribute to diverse viewpoints including those outlined under NASDAQ requirements. We have a Board Diversity Policy within our Corporate Governance Guidelines. Our Board composition already complies with NASDAQ's Board Diversity Rule that requires its member companies to have at least two diverse directors, including one who self-identifies as female and one who self-identifies as either an under-represented minority or LGBTQ+. We have also provided a Board Diversity Matrix on page 7 of this proxy statement.

We have a Corporate Code of Conduct that applies to all workforce members and directors. Every employee and director is provided with the Code and receives training as part of our annual compliance education, which includes attestation that they recognize and understand the Code. In addition, our directors annually attest to their compliance with the Board Code of Ethics, Board Conflict of Interest Policy and Disclosure Statement, Anti-Bribery Policy, Human Trafficking Policy, Insider Trading Policy, and Group Purchasing Organization Code of Conduct.

To further promote a culture of ethical behavior, the Audit and Compliance Committee established a Whistleblower Policy, including an anonymous ethics helpline. This policy is designed to encourage open communication of concerns regarding potentially unethical or illegal business practices and conduct and complements other means for employees to report concerns such as directly to their manager or human resources. The policy ensures any individual making a report will be protected from discrimination, retaliation, harassment or other reprisals for raising concerns regarding potentially inappropriate conduct. The Audit and Compliance Committee, our Chief Ethics and Compliance Officer, our Chief Human Resources Officer, and our General Counsel collaborate on matters consistent with our investigation policy.

For the 17th consecutive year, we were named by the Ethisphere® Institute as one of the World's Most Ethical Companies. We were selected for this honor from among tens of thousands of companies around the world. A global leader in defining and advancing the standards of ethical business practices, the Ethisphere® Institute recognized us for continuing to raise the bar on ethical leadership and corporate behavior.

The Audit and Compliance Committee oversees the development, implementation, and effectiveness of our strategies to monitor, mitigate and respond to cybersecurity risks, as well as our procedures, policies and resources for risk assessment and risk management. The Audit and Compliance Committee receives regular updates from management on our cybersecurity management, including the results of risk assessments and audits and the progress of risk-reduction initiatives.



Our People and Culture

To effectively transform healthcare, we rely on our most important resource: our employees. Our values — integrity, innovation, passion for performance and a focus on people — guide our business decisions and differentiate our solutions. Our people play a core role in our long-term value creation by upholding our mission to improve the health of communities.

We aim to build high-performing leaders and teams with a people-first mindset for evolving our culture and organization, staying true to our values, and maintaining a high level of employee engagement and retention. We provide employees with competitive compensation packages with health and wellness resources, employee experiences, talent development, and recognition opportunities.

We strive to maintain a workforce that represents the populations we serve. We assess workforce diversity as part of a broader effort to identify areas of continuous improvement to ensure that we are building and retaining a diverse workforce while also leveraging the importance of different knowledge areas and perspectives to drive innovation, productivity and excellence. We also analyze this data to determine how best to attract and develop a pipeline of diverse and qualified candidates and promote an inclusive, anti-discriminatory environment of belonging that ensures equal access to opportunities.

Gender Representation
(Percentage of Total Workforce*)

54.1% Female

45.8% Male

Race and Ethnicity Representation
(Percentage of Total Workforce*)

70.0% White

11.2% Asian

11.0% Black or African American

4.3% Hispanic or Latino

3.5% Other**

* Total Workforce includes all full- and part-time employees as of June 30, 2024 and excludes contractors.
** Includes employees who self-identify as Native Hawaiian, Pacific Islander, American Indian, Alaskan Native, or two or more races.
Note: Percentages may not total to 100% as some employees have not declared certain demographics.

We support Employee Resource Groups ("**ERGs**") as a vital part of our culture, helping us build an environment of belonging, equity, inclusion, diversity awareness and a sense of company pride. During fiscal year 2024, we introduced Business Resource Groups ("**BRGs**") to further incorporate DEIB into our business strategy. While ERGs unite individuals who share cultural similarities, BRGs gather individuals with similar educational backgrounds and areas of expertise, acting as strategic resources to advance our missions and business objectives.

Responsible Supply Chain

We are dedicated to improving the healthcare industry by collaborating with our members on long-term innovations. Our portfolio of over 3,400 contracts with more than 1,400 suppliers provides our members with access to a wide range of products and services. With our integrated and comprehensive solutions, we improve the efficiency and effectiveness of the healthcare supply chain.

Our contracting process is guided by our Group Purchasing Code of Conduct, one of the industry's most comprehensive codes of its type and which supports healthy competition and the development of innovative products. Our sourcing process ensures that factors beyond price are given serious and appropriate consideration. Clinical efficacy and improved patient care are especially important to us and our members.

We maintain Supplier Standards that communicate our values and expectations and emphasize suppliers' responsibilities and obligations. Suppliers are expected to uphold our high ethical and professional standards, including responsible business practices related to environmental stewardship, human rights, conflicts of interest, and anti-corruption.



We created a Supplier Diversity Program to provide minority-, women- and veteran-owned businesses and small business enterprises the opportunity to partner with us as we continue leading the way in healthcare innovation. We believe the increased use of our Supplier Diversity Program will help drive better healthcare outcomes and develop a more robust supplier-diversity ecosystem for the healthcare industry.

Environmental Stewardship

Recognizing that the enormous challenge of improving healthcare's environmental footprint can only be solved by close cooperation, we foster ties with all relevant parties. We are committed to working with our members to define environmentally preferable purchasing ("**EPP**") and to provide our members with access to products that maximize safety and environmental sustainability. We actively assist members in identifying available environmentally-preferable contracts and promoting conversion to safer, environmentally preferred products under contract.

Our sourcing committees include environmental impact data in their contracting decisions. Enabled by our data-driven approach, forward-thinking supply chain teams are driving continued green innovations in healthcare that we believe will cut costs over the long term, while reducing environmental impact and minimizing negative consequences to public health.

We work with suppliers to ensure environmental sustainability information is made available before purchasing decisions are made. We request extensive information from our suppliers on environmentally preferable policies and practices and are guided by our EPP Advisory Council, a representative group of sustainability, supply chain and facilities specialists from a cross-section of member health systems. The EPP Advisory Council reviews and advises on upcoming contracts from a sustainability perspective and also acts as a forum for members to discuss best practices to promote sustainability in healthcare, solve common challenges and drive continuous improvement.

We work with member health systems to support their varying organizational EPP initiatives, including efforts to eliminate chemicals of concern from their health systems, reduce their environmental footprint through reprocessing, utilize products with recyclable packaging and content to eliminate waste, decrease greenhouse gas ("**GHG**") emissions, and reduce energy usage through the purchase of energy efficient electronics. Combining member purchasing data within our GPO supply chain with our EPP supplier information helps our members to track and monitor compliance with their environmental objectives and sustainability goals.

In fiscal year 2024, we completed our annual GHG assessment, calculating our fiscal year 2023 Scope 1 and Scope 2 emissions for our U.S. offices and data centers. This assessment was completed in accordance with the GHG Protocol Corporate Accounting and Reporting Standard and Scope 2 Standard. For this assessment, we continued to focus on improving and standardizing our data collection processes to increase the amount of primary data utilized in our calculations to boost the accuracy of the assessment. Through these efforts, we again increased the percentage of GHG calculations that leveraged primary data.

Premier is committed to taking measured steps to reduce our GHG footprint as part of our approach to managing key sustainability risks and opportunities. Our progress is discussed quarterly with our ESG Steering Committee to determine where and when to move the program forward. In fiscal year 2024, we began a process to identify Scope 3 GHG emissions categories most relevant to our business to understand our full GHG footprint. For more information on our approach to managing our emissions and key climate-related risks and opportunities, please see the Task Force on Climate-Related Financial Disclosures ("**TCFD**") Index within our latest Sustainability Report.

For more information on Premier's ESG initiatives, please see our latest Sustainability Report, available on our corporate website at https://www.premierinc.com/sustainability.



FREQUENTLY ASKED QUESTIONS

What is the purpose of this proxy statement?

Our Board of Directors is soliciting a proxy from each holder of our common stock to vote on the items to be considered at the Annual Meeting, which will be held on December 6, 2024.

At the Annual Meeting, the stockholders will consider and act upon the following proposals:

1. to elect two Class II Directors to the Board of Directors to serve until our 2027 annual meeting of stockholders;

2. to ratify the appointment of Ernst & Young LLP ("**EY**") to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2025; and

3. to approve, on an advisory basis, of the compensation of our named executive officers ("**NEOs**") for the fiscal year ended June 30, 2024, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission ("**SEC**").

In addition, the stockholders will consider and act upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

We commenced distribution of this proxy statement and related materials to our stockholders on or about October 21, 2024.

Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to the rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet rather than mailing paper copies of these materials to each stockholder. We believe that this process expedites stockholders' receipt of the proxy materials, lowers the costs of the Annual Meeting, and helps conserve natural resources. We are distributing to each stockholder (other than those stockholders who had previously requested electronic or paper delivery of the proxy materials) a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including our proxy statement and 2024 Annual Report on Form 10-K, on the Internet, and how to access a proxy card to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to request a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a paper copy of the proxy materials unless you request one. If you would like to receive a paper copy of the proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. We may, at our discretion, voluntarily choose to mail or deliver a paper copy of the proxy materials, including our proxy statement and 2024 Form 10-K, to one or more stockholders.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock as of the record date of October 9, 2024 (the "**Record Date**"), are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment of the meeting.

How does the Board of Directors recommend stockholders vote on the business of the Annual Meeting?

The Board of Directors recommends that stockholders vote their shares:

1. "**FOR**" the election of each of the two Class II Director nominees identified in this proxy statement.

2. "**FOR**" the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2025.

3. "**FOR**" the approval, on an advisory basis, of the compensation of our NEOs for the fiscal year ended June 30, 2024, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote in accordance with their judgment on such matter.



How many shares can be voted at the Annual Meeting?

At the close of business on the Record Date, 97,176,111 shares of our common stock were outstanding. Each outstanding share of common stock is entitled to one vote.

How many shares must be present or represented at the Annual Meeting to constitute a quorum to conduct business?

Under our Amended and Restated Bylaws (the "**Bylaws**"), the holders of a majority of the voting power of our common stock issued and outstanding and entitled to vote at the Annual Meeting, present in person or represented by proxy at the Annual Meeting, constitute a quorum to conduct business at the Annual Meeting. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of the vote required under our Bylaws. Our common stock is our only class of outstanding voting securities. Abstentions will be treated as present for purposes of determining a quorum.

What vote is required to approve each of the items of business?

Item 1—Election of directors. Directors will be elected by the holders of a plurality of the votes cast by the holders of common stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy at the Annual Meeting.

Item 2—Ratification of independent registered public accounting firm. The affirmative vote of the holders of a majority of the votes cast by the holders of common stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy at the Annual Meeting, is required to ratify EY as our independent registered public accounting firm.

Item 3—Approval, on an advisory basis, of the compensation of our NEOs ("say-on-pay"). Please note that the "say-on-pay" vote is only advisory in nature and has no binding effect on us or our Board of Directors. Our Board of Directors will consider Item 3 approved if the votes cast in favor of such proposal exceed the votes cast against such proposal.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our common stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of record. If your shares are registered directly in your name with our transfer agent, EQ Shareowner Services, you are considered the stockholder of record of those shares, and we have made these proxy materials available to you over the Internet or have delivered copies of these materials to you by mail or email, in connection with the solicitation of proxies for the Annual Meeting. As the stockholder of record, you have the right to grant your voting proxy directly to us or to virtually vote at the meeting. We have enclosed a proxy card for you to use.

Beneficial owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or nominee, which is considered the stockholder of record of those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the meeting. If you wish to participate in the meeting and your shares are held in street name, you must obtain, from the broker, bank or nominee that holds your shares, the information required, including a 16-digit control number, in order for you to be able to participate in, and vote at, the Annual Meeting. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, bank or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes. The effect of broker non-votes is more specifically described in "What effect do broker non-votes and abstentions have on the items of business?" below.



How can I have my shares represented at the Annual Meeting?

Voting by Proxy Card

Holders of common stock may submit a proxy by:

- following the instructions on your proxy card to vote by telephone or the Internet. These instructions can also be found at www.proxyvote.com. Your telephone or Internet proxy must be received no later than 11:59 p.m., Eastern Standard Time, on December 5, 2024; or

- completing, signing, dating and returning the proxy card so that it is received prior to the Annual Meeting.

Craig McKasson and David Klatsky (the "**proxy holders**") have been designated by our Board of Directors to vote the shares represented by proxy at the Annual Meeting. Mr. McKasson is our Senior Vice President and Chief Administrative and Financial Officer and Mr. Klatsky is our General Counsel.

- The proxy holders will vote the shares represented by your valid and timely received proxy in accordance with your instructions.

- If you do not specify instructions on your proxy when you submit it, the proxy holders will vote the shares represented by the proxy in accordance with the recommendations of the Board of Directors on each item of business listed above.

- If any other matter properly comes before the Annual Meeting, the proxy holders will vote the shares represented by proxy on that matter in their discretion.

Virtually Attending the Meeting

While we encourage voting in advance by proxy, holders of common stock also have the option of voting their shares virtually at the Annual Meeting. Shares of common stock held directly in your name as the stockholder of record may be voted virtually at the Annual Meeting. Submitting your proxy in advance will in no way limit your right to vote at the Annual Meeting if you later decide to attend virtually.

If your shares of common stock are held in street name, you must obtain, from the broker, bank or nominee that holds your shares of common stock, the information required, including a 16-digit control number, in order for you to be able to virtually participate in, and vote at, the Annual Meeting. **Owners of shares of common stock held in street name that expect to virtually attend and vote at the meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary information**.

Please see "How can I virtually attend the Annual Meeting?" below if you plan to virtually attend the Annual Meeting.

Even if you currently plan to virtually attend the Annual Meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the Annual Meeting.

Can I change my vote, or revoke my proxy, after I return my proxy card?

You may change your vote or revoke your proxy before your proxy is voted at the Annual Meeting by:

- sending written notice to Sheila B. Goulding, Corporate Secretary, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, so long as your revocation is received by 11:59 p.m., Eastern Standard Time, on December 5, 2024;

- submitting a proxy bearing a later date than the proxy being revoked to Vote Processing c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York, 11717, so long as your later-dated proxy is received by 11:59 p.m., Eastern Standard Time, on December 5, 2024;

- voting again by telephone or the Internet by 11:59 p.m., Eastern Standard Time, on December 5, 2024; or

- attending the Annual Meeting and voting virtually.



What effect do broker non-votes and abstentions have on the items of business?

A "broker non-vote" occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under New York Stock Exchange rules, regardless of the exchange on which a company's shares are listed, banks, brokers and other nominees have discretionary voting power for matters that are considered "routine" but not for matters considered "non-routine." Absent instructions from you, the record holder may not vote on any non-routine matter, including a director election, a matter relating to executive compensation or any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. For all other matters, including the ratification of our independent registered public accounting firm, the record holder may (but is not required to) vote at its discretion. Accordingly, a bank, broker or other nominee will not have discretionary authority to vote shares held for a beneficial owner on the election of directors (Item 1) or the advisory say-on-pay vote (Item 3). In the event you do not provide your broker with voting instructions on these matters, a broker non-vote will occur. On the other hand, brokers will have discretionary authority to vote shares held in street name on the ratification of the appointment of our independent registered public accounting firm if they have not received voting instructions from you. A broker non-vote would not be considered a vote for or against any of the proposals in Items 1 through 3 and therefore will not have any effect on the outcome of those matters. You should consult your bank, broker or other nominee holder if you have questions about this.

An "abstention" will occur at the Annual Meeting if your shares of common stock are deemed to be present at the Annual Meeting, either because you virtually attend the Annual Meeting or because you have properly completed and returned a proxy card or voting instruction, but you do not vote on any proposal or other matter which is required to be voted on by our stockholders at the Annual Meeting. An abstention on any item is not considered a vote cast for or against that item and therefore will not have any effect on the outcome of that item.

What does it mean if I receive more than one proxy card or voting instruction?

Most likely, it means your shares of common stock are registered differently or are held in more than one account. Please provide voting instructions for all voting or proxy cards you receive.

Why hold a virtual meeting?

In recent years, we conducted our Annual Meetings virtually as part of our effort to maintain a safe and healthy environment for our stockholders, directors, members of management and others attending the Annual Meeting, and to reduce costs for the Company and stockholders seeking to participate in the Annual Meeting. Based on that experience, we believe that conducting our Annual Meetings virtually facilitates broadened participation by our stockholders. We are excited to make use of available technology to provide our stockholders with the opportunity to participate without having to spend the time and incur the expenses associated with travelling to an in-person meeting.

How can I virtually attend the Annual Meeting?

The live audio webcast of the Annual Meeting will be available for listening by the general public, but participation in the Annual Meeting, including voting shares and submitting questions, will be limited to stockholders. To ensure they can participate, stockholders and proxyholders should visit www.virtualshareholdermeeting.com/PINC2024 and enter the 16-digit control number included on their Notice of Internet Availability of Proxy Materials or proxy card. If you lose your 16-digit control number, you may join the Annual Meeting as a "Guest" but you will not be able to vote, ask questions or access the list of stockholders as of the close of business on the Record Date.

The meeting webcast will begin promptly at 10:00 a.m., Eastern Standard Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:45 a.m., Eastern Standard Time, and you should allow ample time for the check-in procedures. Attendees will be required to comply with meeting guidelines and procedures available at www.virtualshareholdermeeting.com/PINC2024.

Can I ask questions at the Annual Meeting?

You may submit questions via the Internet during the Annual Meeting by participating in the webcast at www.virtualshareholdermeeting.com/PINC2024. We will answer timely submitted questions on a matter to be voted



on at the Annual Meeting before voting is closed on the matter. Following adjournment of the formal business of the Annual Meeting, we will address appropriate general questions from stockholders regarding Premier in the order in which the questions are received. Questions received during the Annual Meeting will be presented as submitted, uncensored and unedited, except that we may omit certain personal details for data privacy protection issues and we may edit profanity or other inappropriate language. If we receive substantially similar questions, we will group those questions together and provide a single response to avoid repetition. Additional information regarding the submission of questions during the Annual Meeting can be found in our 2024 Rules of Conduct and Procedure, available at www.virtualshareholdermeeting.com/PINC2024.

As noted above, if you lose your 16-digit control number, you may join the Annual Meeting as a "Guest" but you will not be able to vote, ask questions or access the list of stockholders as of the close of business on the Record Date.

What should I do if, during check-in or the meeting, I have technical difficulties or trouble accessing the virtual meeting website?

Online check-in to the Annual Meeting webcast will begin at 9:45 a.m., Eastern Standard Time. You should allow ample time to log in to the meeting webcast and test your computer audio system. During online check-in and continuing through the duration of the Annual Meeting, we will have technicians standing by to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the Annual Meeting during check-in or the meeting time, please call the technical support number that will be posted on the Annual Meeting login page.

Who pays the cost of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the proxy materials for the Annual Meeting. If you choose to access the proxy materials or vote over the Internet, however, you are responsible for Internet access charges you may incur. In addition to the mailing of the proxy materials, if requested, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians and other fiduciaries who hold shares of our common stock in street name to forward the proxy solicitation materials to the beneficial owners of those shares, and we will reimburse the reasonable out-of-pocket expenses they incur in doing so. At our discretion, we may engage a proxy solicitation firm to assist us with the solicitation process, in which event we will bear the costs of such engagement.

Who will count the votes?

We have retained Broadridge Financial Solutions to tabulate the votes and serve as the independent inspector of election for the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

We will publish the final results of the voting in a Current Report on Form 8-K filed with the SEC within four business days after the Annual Meeting.

Can I access the proxy statement and 2024 Form 10-K on the Internet?

Yes. As noted above, we are furnishing our proxy materials to our stockholders via the Internet, except for those stockholders who have elected to receive paper copies. We highly recommend that you receive electronic delivery of Premier proxy statements, annual reports and other stockholder communications. This helps reduce the use of paper and reduces our printing, postage and other costs. If you have previously requested paper copies of such materials, you can elect to receive electronic copies when you vote on the Internet.

This proxy statement, the form of proxy card and our 2024 Form 10-K are available at www.proxyvote.com. If you are a stockholder of record who has requested to receive paper copies of the proxy materials and would like to access future Premier proxy statements and annual reports electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you



vote by telephone or via the Internet. If you choose to access future proxy statements and annual reports on the Internet, you will receive a notice next year with instructions containing the Internet address for those materials. Your choice will remain in effect until you advise us otherwise. If you have Internet access, we hope you make this choice.

What is "householding" and how does it affect me?

Pursuant to SEC rules, we are permitted to deliver one copy of our Notice of Internet Availability of Proxy Materials, and our proxy materials for those who have elected paper copies, in a single envelope addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under this procedure, stockholders of record who have the same address and last name receive only one copy of the Notice of Internet Availability of Proxy Materials or proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, AND PROXY MATERIALS IF APPLICABLE, PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting our Investor Relations department at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-357-0022.

If you are a beneficial stockholder and you choose not to have our proxy materials sent to a single household address as described above, you must "opt-out" by writing to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095, and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded until we notify you otherwise. If you are a beneficial stockholder and other stockholders with whom you share an address currently receive multiple copies of the proxy materials, or if you hold our common stock in more than one account and, in either case, you wish to receive only a single copy of the proxy materials, please contact Broadridge Financial Solutions at the address or phone number above. If you own shares of our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker.

Who should I contact if I have questions?

If you are a holder of our common stock through a brokerage account and you have any questions or need assistance in voting your shares, you should contact the broker or bank where you hold the account.

If you are a registered holder of our common stock and you have any questions or need assistance in voting your shares, please call our Investor Relations department at 1-704-357-0022.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. UNDER NO CIRCUMSTANCES DOES THE DELIVERY OF THIS PROXY STATEMENT CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT.



COMPANY INFORMATION AND MAILING ADDRESS

We were organized as a Delaware corporation in 2013. Our mailing address is Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, and our telephone number is 1-704-357-0022. Our website address is www.premierinc.com. Information on our website is not intended to be and shall not be deemed to be incorporated into this proxy statement.

OTHER BUSINESS

As of the date of this proxy statement, management does not intend to present, and has not been informed that any other person intends to present, any matter for action not specified in this proxy statement. If any other matters properly come before the Annual Meeting, it is intended that the proxy holders will act on those matters in accordance with their best judgment.

ANNUAL REPORT ON FORM 10-K

A copy of our 2024 Form 10-K, as filed with the SEC, will be mailed without charge to any holder of our common stock upon request. Requests for our 2024 Form 10-K should be addressed to the Premier, Inc. Investor Relations department at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277. The 2024 Form 10-K includes certain exhibits. Copies of the exhibits will be provided only upon receipt of payment covering our reasonable expenses for such copies. The 2024 Form 10-K and exhibits may also be obtained from the "Events and Reports" area of our website at investors.premierinc.com/events-and-reports or directly from the SEC's website at www.sec.gov.



STOCKHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2025 annual meeting of stockholders must be received by us at our principal executive offices no later than the close of business on June 23, 2025, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2025 proxy statement and form of proxy. The inclusion of any proposal will be subject to applicable rules of the SEC, including Rule 14a-8 of the Exchange Act, as amended from time to time, and timely submission of a proposal does not guarantee its inclusion in our proxy statement.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we are not required to submit such a proposal for consideration at the annual meeting if it is considered untimely. To submit a proposal, a stockholder must be entitled to vote on such proposal at the meeting and must be a stockholder at the time notification of the proposal is provided to us. In accordance with Article I, Section 12 of our Bylaws, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after August 8, 2025 and not later than September 7, 2025, provided, that in the event the date of the 2025 annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date of our December 6, 2024 Annual Meeting, your proposal and related notice, in order to be timely, must be received no earlier than the 120th day prior to the 2025 annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

All stockholder proposals and related notices must be in the form set forth in Article I, Section 12 of our Bylaws and must be addressed to Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina 28277, Attention: Corporate Secretary. Article I, Section 12 of our Bylaws requires, among other things, that the proposal and related notice must set forth:

(1) in the case the proposal is a director nomination, as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and as to any other proposal, (i) a brief description of the business desired to be brought before the annual meeting (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend our Bylaws, the language of the proposed amendment), (ii) the reasons for conducting that business at the annual meeting and (iii) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made;

(3) the class and number of shares of our stock which are owned beneficially and of record by such stockholder and such beneficial owner;

(4) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business;

(5) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal;

(6) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;



(7) a description of any agreement, arrangement or understanding with respect to the proposal and/or the voting of shares of any class or series of our stock between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, "**proponent persons**"); and

(8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any of our securities; (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of our stock and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any of our securities.

A stockholder proposing business for the annual meeting must update and supplement the notice required by Article I, Section 12 of our Bylaws so that the information in the notice is true and correct as of the record date for the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Corporate Secretary at our principal executive offices not later than five days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof). In the case of a director nomination, we may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director. Any stockholder that intends to submit a proposal should read the entirety of the requirements in our Bylaws, particularly Article I, Section 12, which can be found within the "Corporate Governance" area of the Investors section of our website at http://investors.premierinc.com/corporate-governance.

If notice is not timely and properly provided, the persons named as proxy holders for the 2025 annual meeting of stockholders will be allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been discussed in the proxy statement for the 2025 annual meeting of stockholders. Only such proposals as are (i) required by the rules of the SEC and (ii) permissible stockholder motions under the Delaware General Corporation Law will be included on the agenda for the 2025 annual meeting of stockholders.

In addition to satisfying the foregoing stockholder proposal requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

ALL STOCKHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE
ACCOMPANYING PROXY CARD IN THE ENCLOSED
POSTAGE-PAID ENVELOPE.

THANK YOU FOR YOUR PROMPT ATTENTION TO THIS MATTER.

By Order of the Board of Directors,

Rich Statuto

Richard J. Statuto
Chair of the Board of Directors

Charlotte, NC
October 21, 2024



APPENDIX A

Fiscal Year 2024 Performance — GAAP to non-GAAP Reconciliations

To help our readers understand our past financial performance and our liquidity, we supplement the financial results we provide in accordance with generally accepted accounting principles in the United States of America ("**GAAP**") with certain "adjusted" or non-GAAP financial measures that are not determined in accordance with GAAP ("**Non-GAAP**"). Our management regularly uses our supplemental Non-GAAP financial measures to understand, manage and evaluate our business and make operational decisions. To properly and prudently evaluate our business, we encourage you to review (i) the audited consolidated financial statements and related notes included in our 2024 Form 10-K and (ii) the reconciliation of our Non-GAAP financial measures below, as well as those included in our 2024 Form 10-K. You should not rely on any single financial measure to evaluate our business. In addition, because EBITDA, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Earnings per Share are susceptible to varying calculations, such Non-GAAP financial measures, as presented herein and in our 2024 Form 10-K, may differ from, and may therefore not be comparable to, similarly titled measures used by other companies.

In the accompanying proxy statement, particularly under the heading Compensation Discussion and Analysis, we use the following Non-GAAP financial measures: EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Earnings per Share. Following is a description of these non-GAAP financial measures as used in our fiscal year 2024 Annual Report on Form 10-K as well as this proxy statement.

We define EBITDA as net income before income or loss from discontinued operations, net of tax, interest and investment income or expense, net, income tax expense, depreciation and amortization, and amortization of purchased intangible assets. We define Adjusted EBITDA as EBITDA before merger and acquisition related expenses and non-recurring, non-cash or non-operating items. For all Non-GAAP financial measures, we consider non-recurring items to be income or expenses and other items that have not been earned or incurred within the prior two years and are not expected to recur within the next two years. Such items include certain strategic initiative and financial restructuring-related expenses. Non-operating items include gains or losses on the disposal of assets and interest and investment income or expense.

We have revised the definition for Adjusted EBITDA from the definition reported in the Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the "**2023 Annual Report**") to exclude the impact of equity earnings in unconsolidated affiliates. For comparability purposes, prior year Adjusted EBITDA is presented based on the current definition.

We define Adjusted Net Income as net income attributable to us (i) excluding income or loss from discontinued operations, net, (ii) excluding income tax expense, (iii) excluding the effect of non-recurring or non-cash items, including certain strategic initiative and financial restructuring-related expenses, (iv) reflecting an adjustment for income tax expense on Non-GAAP net income before income taxes at our estimated annual effective income tax rate, adjusted for unusual or infrequent items and (v) excluding the equity in net income of unconsolidated affiliates. We define Adjusted Earnings per Share as Adjusted Net Income divided by diluted weighted average shares.

We have revised the definition for Adjusted Net Income from the definition reported in the 2023 Annual Report to (1) remove the exclusion of the impact of adjustment of redeemable limited partners' capital to redemption amount, (2) remove the impact of the exchange of all Class B common units for shares of Class A common stock for periods prior to our August 2020 Restructuring and the resulting elimination of non-controlling interest in Premier LP and (3) add the exclusion of equity earnings in unconsolidated affiliates. For comparability purposes, prior year Adjusted Net Income is presented based on the current definition.

We define Free Cash Flow as net cash provided by operating activities from continuing operations less (i) early termination payments to certain former limited partners that elected to execute a Unit Exchange and Tax Receivable Acceleration Agreement ("**Unit Exchange Agreement**") in connection with our August 2020 Restructuring and (ii) purchases of property and equipment. Free Cash Flow does not represent discretionary cash available for spending as it excludes certain contractual obligations such as debt repayments.



Adjusted EBITDA and Free Cash Flow are supplemental financial measures used by us and by external users of our financial statements and are considered to be indicators of the operational strength and performance of our business. Adjusted EBITDA and Free Cash Flow measures allow us to assess our performance without regard to financing methods and capital structure and without the impact of other matters that we do not consider indicative of the operating performance of our business. More specifically, Segment Adjusted EBITDA is the primary earnings measure we use to evaluate the performance of our business segments.

We use Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Share to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results prepared in accordance with GAAP, provides a more complete understanding of factors and trends affecting our business. We believe Adjusted EBITDA assists our Board of Directors, management and investors in comparing our operating performance on a consistent basis from period to period because they remove the impact of earnings elements attributable to our asset base (primarily depreciation and amortization), certain items outside the control of our management team, e.g., taxes, other non-cash items (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation), non-recurring items (such as strategic initiative and financial restructuring-related expenses) and income and expense that has been classified as discontinued operations from our operating results. We believe Adjusted Net Income and Adjusted Earnings per Share assist our Board of Directors, management and investors in comparing our net income and earnings per share on a consistent basis from period to period because these measures remove non-cash (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation) and non-recurring items (such as strategic initiative and financial restructuring-related expenses), and historically have eliminated the variability of non-controlling interest and equity in net income of unconsolidated affiliates. We believe Free Cash Flow is an important measure because it represents the cash that we generate after payments to certain former limited partners that elected to execute a Unit Exchange Agreement in connection with our August 2020 Restructuring and capital investment to maintain existing products and services and ongoing business operations, as well as development of new and upgraded products and services to support future growth. Our Free Cash Flow assists our efforts to seek enhancement of stockholder value through acquisitions, partnerships, joint ventures, investments in related businesses and debt reduction.

Despite the importance of these Non-GAAP financial measures in analyzing our business, determining compliance with certain financial covenants in our credit facility, measuring and determining incentive compensation and evaluating our operating performance relative to our competitors, these Non-GAAP financial measures are not measurements of financial performance under GAAP, may have limitations as analytical tools and should not be considered in isolation from, or as an alternative to, net income, net cash provided by operating activities or any other measure of our performance derived in accordance with GAAP.

Some of the limitations of the EBITDA and Adjusted EBITDA measures include that they do not reflect: our capital expenditures or our future requirements for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; the interest expense or the cash requirements to service interest or principal payments under our credit facility; income tax payments we are required to make; and any cash requirements for replacements of assets being depreciated or amortized. In addition, EBITDA, Adjusted EBITDA and Free Cash Flow are not measures of liquidity under GAAP, or otherwise, and are not alternatives to cash flows from operating activities. Some of the limitations of the Adjusted Net Income and Adjusted Earnings per Share measures are that they do not reflect income tax expense or income tax payments we are required to make and they are not measures of profitability under GAAP.

Non-recurring and non-cash items excluded in our calculation of Adjusted EBITDA and Adjusted Net Income consist of stock-based compensation, acquisition- and disposition-related expenses, strategic initiative and financial restructuring-related expenses, gain or loss on FFF put and call rights, income and expense that has been classified as discontinued operations and other reconciling items. More information about certain of the more significant items follows below.

Income tax expense on adjusted income

Adjusted Net Income is calculated net of taxes based on our estimated annual effective tax rate for federal and state income tax, adjusted for unusual or infrequent items, of 27% and 26% for the years ended June 30, 2024 and 2023.



Stock-based compensation

In addition to non-cash employee stock-based compensation expense, this item includes non-cash stock purchase plan expense of $0.6 million for both the years ended June 30, 2024 and 2023, respectively. See Note 13—Stock-Based Compensation to the audited consolidated financial statements included in our 2024 Form 10-K for additional information.

Acquisition- and disposition-related expenses

Acquisition-related expenses include legal, accounting and other expenses related to acquisition activities, one-time integration expenses and gains and losses on the change in fair value of earn-out liabilities. Disposition-related expenses include severance and retention benefits and financial advisor fees, legal fees and other expenses related to disposition activities.

Strategic initiative and financial restructuring-related expenses

Strategic initiative and financial restructuring-related expenses include legal, accounting and other expenses related to strategic initiative and financial restructuring-related activities.

Impairment of assets

Impairment of assets relates to impairment of long-lived assets.

Other reconciling items

Other reconciling items includes, but is not limited to, gains and losses on disposal of long-lived assets, imputed interest on non-interest bearing debt and any impact from non-controlling interest on adjustments to net (loss) income attributable to stockholders.

Further Adjustment to Free Cash Flow

For purposes of calculating Free Cash Flow when determining the performance level in our fiscal 2024 annual incentive plan, we have adjusted free cash flow as reported in the 2024 Form 10-K to exclude the impact of cash taxes paid on proceeds received from the sale of non-healthcare GPO member contracts and associated future revenues to OMNIA Partners.



EBITDA and Adjusted EBITDA Reconciliation

The following table shows the reconciliation of net income to Non-GAAP Adjusted EBITDA for the periods presented (in thousands):

	Year Ended June 30,	
	2024	2023
Net income	**$ 106,719**	**$ 174,887**
Interest (income) expense, net	(1,281)	14,470
Income tax expense	43,071	75,111
Depreciation and amortization	81,728	85,691
Amortization of purchased intangible assets	47,274	48,102
EBITDA	**277,511**	**398,261**
Stock-based compensation	23,876	14,355
Acquisition- and disposition-related expenses	12,612	17,151
Strategic initiative and financial restructuring-related expenses	2,850	13,831
Equity in net loss (income) of unconsolidated affiliates	295	(16,068)
Gain on sale of investment in unconsolidated affiliates	(11,046)	—
Impairment of assets	140,053	56,718
Other reconciling items, net [a]	(309)	(533)
Adjusted EBITDA	**$ 445,842**	**$ 483,715**
Segment Adjusted EBITDA:		
Supply Chain Services	466,931	$ 483,666
Performance Services	113,440	126,556
Corporate	(134,529)	(123,507)
Adjusted EBITDA	**$ 445,842**	**$ 483,715**

(a) For the year ended June 30, 2024 and 2023, other reconciling items, net is primarily attributable to dividend income and other miscellaneous expenses.



Adjusted Net Income Reconciliation

The following table provides the (i) reconciliation of net income attributable to stockholders to Non-GAAP Adjusted Net Income and (ii) reconciliation of the numerator and denominator for earnings per share attributable to stockholders to Non-GAAP Adjusted Earnings per Share for the periods presented (in thousands):

	Year Ended June 30,	
	2024	**2023**
Net income attributable to stockholders	**$119,544**	**$175,026**
Income tax expense	43,071	75,111
Amortization of purchased intangible assets	47,274	48,102
Stock-based compensation	23,876	14,355
Acquisition- and disposition-related expenses	12,612	17,151
Strategic initiative and financial restructuring-related expenses	2,850	13,831
Equity in net loss (income) of unconsolidated affiliates	295	(16,068)
Gain on sale of investment in unconsolidated affiliates	(11,046)	—
Impairment of assets	140,053	56,718
Other reconciling items, net[a]	(8,114)	5,108
Adjusted income before income taxes	**370,415**	**389,334**
Income tax expense on adjusted income before income taxes[b]	100,012	101,227
Adjusted Net Income	**$270,403**	**$288,107**
Reconciliation of denominator for earnings per share attributable to stockholders to Adjusted Earnings per Share:		
Weighted average:		
Basic weighted average shares outstanding	113,791	118,767
Dilutive securities	617	1,122
Non-GAAP Weighted average shares outstanding—diluted	**114,408**	**119,889**

(a) Other reconciling items, net is primarily attributable to loss on disposal of long-lived assets and imputed interest on notes payable to former limited partners and the impact from non-controlling interest on adjustments to net income attributable to stockholders, including the portion of impairment of assets attributable to Contigo Health's non-controlling interest.

(b) Reflects income tax expense at an estimated effective income tax rate of 27% and 26% of non-GAAP adjusted net income before income taxes for the years ended June 30, 2024 and 2023, respectively.



Adjusted Earnings Per Share Reconciliation

The following table provides the reconciliation of earnings per share attributable to stockholders to Non-GAAP Adjusted Earnings per Share for the periods presented (refer to our Annual Reports on Form 10-K for more information about our definitions of this financial measure in each of fiscal years 2021 through 2023):

	Year Ended June 30,			
	2024	**2023**	**2022**	**2021**
Basic earnings per share attributable to stockholders	$ 1.05	$ 1.47	$ 2.21	$ 2.24
Adjustment of redeemable limited partners' capital to redemption amount	—	—	—	0.23
Net income attributable to non-controlling interest	—	—	0.02	0.15
Income tax expense (benefit)	0.38	0.63	0.49	(0.46)
Amortization of purchased intangible assets	0.42	0.41	0.37	0.38
Stock-based compensation	0.21	0.12	0.39	0.31
Acquisition- and disposition-related expenses	0.11	0.14	0.10	0.16
Strategic initiative and financial restructuring-related expenses	0.03	0.12	0.15	0.06
Equity in net income of unconsolidated affiliates	—	(0.14)	—	—
Gain on sale of investment in unconsolidated affiliates	(0.10)	—	—	—
(Gain) loss on FFF Put and Call Rights	—	—	(0.53)	0.23
Impairment of assets	1.23	0.48	0.16	—
Other reconciling items, net	(0.08)	0.04	0.06	0.07
Impact of corporation taxes[a]	(0.88)	(0.85)	(0.88)	(0.74)
Impact of dilutive shares	(0.01)	(0.02)	(0.05)	(0.15)
Adjusted Earnings Per Share	**$ 2.36**	**$ 2.40**	**$ 2.49**	**$ 2.48**
Adjustment for impact of equity net income of unconsolidated affiliates[b]	0.13	0.10	n/a	n/a
Adjusted Earnings Per Share − Adjusted[b]	**$ 2.49**	**$ 2.50**	**n/a**	**n/a**

(a) Reflects income tax expense at an estimated effective income tax rate of 27%, 26%, 26% and 22% of non-GAAP adjusted net income before income taxes for the years ended June 30, 2024, 2023, 2022 and 2021, respectively.

(b) This adjustment to the Adjusted Earnings Per Share amounts reported in our 2024 Annual Report on Form 10-K is solely for purposes of our fiscal year 2022-2024 Performance Share Awards. Because these awards were issued in fiscal year 2022, actual non-GAAP Adjusted Earnings Per Share amounts were calculated consistently based on the non-GAAP Adjusted Net Income definition at award issuance across all fiscal years, resulting in an aggregate non-GAAP Adjusted Earnings Per Share for the three year performance cycle of $7.48 (the sum of $2.49, $2.50, and $2.49 for fiscal years 2024, 2023 and 2022, respectively). The adjustment reflects the impact of equity net income of unconsolidated affiliates that was excluded from our non-GAAP Adjusted Net Income definition in fiscal year 2024. Accordingly, we are presenting this additional reconciliation of fiscal 2024 and 2023 non-GAAP Adjusted Earnings Per Share used for purposes of those awards with our non-GAAP Adjusted Earnings Per Share for those fiscal years as reported in our 2024 Annual Report on Form 10-K (and we are including the adjustment for fiscal year 2023 because fiscal year 2023 Adjusted Earnings Per Share was $2.50 but was presented in our 2024 10-K as $2.40 consistent with the fiscal year 2024 non-GAAP definition for comparability purposes).



Free Cash Flow Reconciliation for Fiscal Year 2024 AIP

The following table provides the reconciliation of non-GAAP free cash flow as presented in the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 to free cash flow utilized for our fiscal year 2024 annual incentive plan:

Year Ended June 30, 2024	Free Cash Flow
Net cash provided by operating activities	$ 296,560
Early termination payments to certain former limited partners that elected to execute a Unit Exchange Agreement	(99,665)
Purchases of property and equipment	(81,189)
Free Cash Flow	$115,706
Adjustment for cash taxes paid on proceeds received from the sale of non-healthcare GPO member contracts and associated future revenues to OMNIA Partners, LLC	162,292
Free Cash Flow Adjusted for the 2024 Annual Incentive Plan	**$277,998**



